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07024128

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nutreco

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUN 0 8 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 04927 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 6/6/07

ANNUAL REPORT 2005

United States Securities and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER	FILE NO.
Nutreco Holding N.V.	82- 4927

AR/S
12-31-05



nutreco

CONTENTS

NUTRECO'S PROFILE

NUTRECO HOLDING N.V.

Nutreco Holding N.V. is an international animal nutrition and fish feed company in aquaculture, with revenues totalling EUR 3,002.4 in 2005. The company has a selective presence in the various stages of the fish and meat production chains. With this knowledge of the chains, Nutreco is able to create added value for its customers in about 80 countries in the world.

Nutreco's activities are compound feed (Hendrix and Nanta), speciality feed (Trouw Nutrition), fish feed (Skretting) and meat processing (Sada). Nutreco has 75 production plants in about 20 countries, with a workforce totalling approximately 7,000.

Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.



Compound feed
Nutreco supplies a broad range of compound feed formulated to meet the nutritional needs of farm animals such as poultry, pigs and ruminants. Production takes place in the Hendrix companies in Belgium, Germany and the Netherlands and in the Nanta companies in Spain and Portugal.


Trouw Nutrition

Premix and speciality feed
Trouw Nutrition International is the company name for Nutreco's premix and speciality feed activities. Trouw Nutrition supplies premixes and concentrates, feed specialities and nutritional services.



Fish feed
Nutreco subsidiary Skretting is the leading player on the global fish feed market. Skretting fish feed is produced in 14 countries. Production takes place in all countries where salmon is farmed and in a number of countries where other fish species are produced. Skretting companies produce feeds for around 50 species of farmed fish.



Meat
Nutreco's meat activities mainly relate to the production of broilers and the sale of poultry products in Spain. Nutreco subsidiary Sada is the number one in Spain.



Breeding
Nutreco's animal breeding activities are grouped under the Euribrid identity. Euribrid produces breeding material for pigs (Hypor), broilers (Hybro) and turkeys (Hybrid).



Marine Harvest
On 29 April 2005, the fish farming activities of Marine Harvest and Stolt Sea Farm were transferred to a joint venture. This combination of activities created the world's biggest salmon farming company. On 6 March 2006, pending final approval of the competition authorities, Nutreco sold its 75% interest in the joint venture to Geveran Trading Co. Ltd. for an amount of EUR 881 million, resulting in a book profit of approximately EUR 350 million.


Nutreco operating companies
Marine Harvest
120W
105W
90W
75W
60W
45W
30W
15W
0
15E
30E
45E
60E
75E
90E
105E
120E
135E
150E

KEY FIGURES

REVENUE CONTINUING OPERATIONS *(EUR x million)*


2,193
2,465
2,601
3,126
3,835
3,810
3,674
3,858
3,269
3,002
'97
'98
'99
'00
'01
'02
'03
'04
'04 IFRS
'05 IFRS

REVENUE THIRD PARTIES BY ACTIVITY CONTINUING OPERATIONS[3] *(EUR x million)*


Breeding 74
Compound feed 811
Fish feed 762
Meat[4] 715
Premix and speciality feed 451

OPERATING RESULT CONTINUING OPERATIONS *(EUR x million)*


68
82
97
135
164
125
106[1]
114
106
121
'97
'98
'99
'00
'01
'02
'03
'04
'04 IFRS
'05 IFRS

OPERATING RESULT BY ACTIVITY CONTINUING OPERATIONS[3,5] *(EUR x million)*


Breeding 7
Compound feed 24
Fish feed 58
Meat 26
Premix and speciality feed 20

TOTAL RESULT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF NUTRECO *(EUR x million)*


34
47
60
86
87
63
51[2]
72
78
134
'97
'98
'99
'00
'01
'02
'03
'04
'04 IFRS
'05 IFRS

REVENUE PER REGION CONTINUING OPERATIONS *(EUR x million)*


Benelux 23%
Other European countries 19%
Norway 9%
North America 7%
South America 6%
Asia 1%
Other countries 1%
Spain 34%

[1] Before amortisation of goodwill and impairment of concessions
[2] Before impairment of goodwill, concessions and associates, including tax effect
[3] Excluding Nutreco's fish farming activities
[4] Including revenue to discontinued operations
[5] Excluding corporate costs of EUR 18.9 million and exceptional items

KEY FIGURES

	IFRS 2005	IFRS 2004	D-GAAP 2004
Income statement[1] *(EUR x million)*			
Revenue	3,002	3,269	3,858
Gross margin	817	888	1,082
Operating result	121	106	114
Total result for the period	137	82	77
Total result for the period attributable to equity holders of Nutreco	134	78	72
Cash flow *(EUR x million)*			
Cash generated from operations	100	116	146
Acquistions/disposals of subsidiaries	1	63	43
Additions/disposals of (in)tangible (fixed) assets	-46	-93	-99
Balance sheet *(EUR x million)*			
Equity attributable to equity holders of Nutreco	698	527	604
Balance sheet total	1,790	1,804	1,759
Capital employed	1,106	1,002	969
Net debt	355	376	309
Ratios continuing operations			
Gross margin as % of revenue	27.2%	27.2%	28.1%
Operating result as % of revenue	4.0%	3.2%	3.1%
Return on capital employed	11%	11%	12%
Solvency ratio (shareholders' equity divided by balance sheet total)	39%	29%	34%
Interest cover	10.8	6.1	7.8
Key data per share *(EUR)*			
Total result for the period attributable to equity holders of Nutreco	3.90	2.29	2.13
Dividend	1.52	0.53	0.53
Shareholders' equity	20.22	15.45	15.78
Share price at year-end	37.31	20.23	20.23
Other key data			
Average number of outstanding shares *(x thousand)*	34,498	34,056	34,056
Number of outstanding shares at year-end *(x thousand)*	34,528	34,081	34,081
Average number of employees	8,984	12,615	12,615
Number of employees at year-end	6,993[2]	12,408	12,408

[1] Including Nutreco's fish farming activities for four months in 2005 and twelve months in 2004

[2] Excluding Nutreco's fish farming activities

NUTRECO'S AMBITIONS AND STRATEGY

AMBITIONS	STRATEGIC OBJECTIVES	ACTIONS DURING 2005
Customers		
• Nutreco will focus on the core activities of animal nutrition and fish feed; as one of the leading players, it wants to strengthen its position • Nutreco believes in the value of research & development as a source of innovative product concepts and advances in technology • Nutreco seeks to provide its customers with valuable advice and support	• Growth of speciality feed and fish feed activities in a selected number of countries in order to become one of the two top players in these countries • Consolidation of the compound feed activities in Spain and the Benelux and of the meat activities in Spain • Retain a permanent edge on the competition through active R&D and innovation • Operate in a sustainable way in line with local and international regulations	• Nutreco merged its fish farming activities into the stand-alone Marine Harvest company • Pingo Poultry (poultry processing) and the 50% interest in the Hendrix Poultry Breeders joint venture were sold • Takeover of Kirin Feed (Japan), acquisition of the 51% interest in speciality feed company Tenusa (Mexico), opening of the Selko facility (Brazil), establishment of a joint venture in Russia (2006)
Employees		
• Nutreco focuses attention on providing a safe working environment where employees are motivated and are able to develop their talents	• The development of management skills and a competitive remuneration policy • The development and introduction of a sound career development and mobility policy for all employees • The implementation of a worldwide performance management system • An active policy of accident prevention	• Implementation of worldwide HR standards and performance management systems • Extra attention on safety at work
Shareholders		
• By means of active portfolio management, Nutreco aims to improve the return on invested capital and generate a stable operating result and a stable cash flow, with low volatility in the results	• Rebalancing for Growth: after the realignment of the portfolio, Nutreco will focus on growth of the core activities (animal nutrition and fish feed) in promising markets • Acquisitions to reinforce Nutreco's position in Latin America, Central and Eastern Europe and Asia • Adaptation of the Nutreco organisation to reflect the new strategy and optimisation of the capital structure • Further optimisation of the supply chain for animal nutrition and fish feed in Western Europe to reinforce Nutreco's competitiveness • Benefiting from economies of scale as an impetus to organic growth through the capture of market share, realising growth in new market segments and entering new regions	• Completion of the joint venture of Marine Harvest and Stolt Sea Farm • Refinancing of Nutreco and the Marine Harvest joint venture (2006) • Reduction of the sensitivity to price movements in the meat sector • Realisation of the highest result in Nutreco's twelve-year history

Partners

- Nutreco aims to achieve its objectives by being a good partner as well as collaborating with partners that, through the quality of their input, can contribute to the realisation of the goals

- Collaboration with high-quality, reliable, selected suppliers
- Working with international distributors that contribute to high local availability of Nutreco's products with appropriate service and support

- Collaboration with buyers, suppliers and scientific institutes in order to be constantly able to introduce new, improved products

Society

- Corporate social responsibility is an important part of Nutreco's corporate ethos, which is laid down in three codes:
  - Nutreco Credo
  - Ethical Code of Conduct
  - HSEQ policy

- Maintaining a culture of open and transparent communication in combination with active participation in initiatives aimed at solving sustainability issues

- Nutreco intends to focus on the following CSR themes:
  - Sustainable management of natural resources
  - Feed-to-food quality
  - Climate change
  - People & investment in the community

STRATEGIC PERSPECTIVE

Short term (1-3 years)

With the implementation of the 'Rebalancing for Growth' strategic plan, Nutreco laid a strong foundation for a new phase of focus and company growth.

Nutreco will dedicate the next two or three years to the second phase of the strategic plan: 'Growth'. Nutreco will focus on the core activities of premix, speciality feed and fish feed, which offer the prospect of the envisaged combination of growth and less volatile results. To implement this strategy, Nutreco's interests in salmon farming and meat and fish processing were sharply reduced. The released funds contributed to the improvement of Nutreco's financial position and will be used for the further development of the core activities.

The strategic choices made at the end of 2004 and the follow-up steps have created considerable shareholders' value.

Nutreco aims to strengthen its leading position in the global animal nutrition and fish feed market by striving both towards organic growth and growth through acquisitions in the main growth markets of Latin America, Central and Eastern Europe and Asia.

Nutreco will continue the further development of its strong and leading research & development organisation, which provides the foundation for innovation and product development. Attention will be focused on the production of reliable, safe and healthy animal nutrition and fish feed, the purchase of sustainably produced raw materials and the assurance of excellent feed-to-food quality.

Together with correct corporate governance, corporate social responsibility will continue to be a cornerstone of the Nutreco corporate ethos.

Medium term (3-5 years)

Markets
- First and second position
- Geographical spread across the world
- Acquisitions and organic growth

Products
- Premix and speciality feed
- Fish feed
- Compound feed
- Meat in Spain

Service
- Advising farmers and fish farms

Efficient organisation
- Decision-making close to the customer

Costs
- Low cost level
- Optimisation of production sites
- Overheads in line with ambition

INTRODUCTION BY THE CHIEF EXECUTIVE OFFICER



In the autumn of 2004, when Nutreco presented the 'Rebalancing for Growth' strategy, we had a clear objective in mind: improving the return on invested capital and generating a strong cash flow by means of active portfolio management. Nutreco opted to focus on two core activities: animal nutrition and fish feed, activities with growth potential in combination with good and less volatile results.

For Nutreco, 2005 was the year in which a strong foundation was laid for this new phase of focus and growth. Nutreco started to free up capital for further growth of the core activities. A number of Nutreco businesses, with meat and fish revenues totalling about EUR 1 billion, were sold or hived off. In animal nutrition and fish feed, Nutreco aims to achieve organic growth as well as growth through acquisitions in the chief markets of Latin America, Central and Eastern Europe and Asia. We have already taken a number of steps in growth markets by means of takeovers in Japan, Mexico, Canada, Russia and China.

In 2005, Nutreco posted the highest result in its twelve-year existence. Our strategic choices made at the end of 2004 and the concrete follow-up measures have created considerable shareholders' value.

REBALANCING

In April 2005, the European competition authorities in Brussels gave the green light for the merger of the fish farming activities of Nutreco and Stolt-Nielsen. The merger process of the Marine Harvest joint venture was completed on 29 April. The establishment of the aquaculture company is regarded as a catalyst in the further consolidation process of the salmon industry. Marine Harvest will be able to strengthen its leading position in the aquaculture industry. On 16 December 2005, Nutreco's Extraordinary General Meeting of Shareholders granted its unanimous approval to the resolution to reduce Nutreco's 75% stake in Marine Harvest.

The announcement of the IPO of, or the sale of an interest in, Marine Harvest came earlier than expected. This is attributable, in particular, to the progress made with the integration process thanks to the great dedication of the Nutreco and Marine Harvest employees. Implemented with great energy in 2005, the planned reorganisations are expected to capture synergies and generate cost savings up to EUR 30 million per year from 2007. Furthermore, the high salmon prices and buoyant stock exchange climate contributed to the opportunity for Nutreco to reduce its interest in Marine Harvest. In 2004, we had not foreseen that the process would be completed so quickly. On 6 March 2006, we were able to announce that Nutreco had signed an agreement with investment fund Geveran Trading, under which the entire 75% interest in Marine Harvest N.V. was sold for EUR 881 million. With this transaction, Nutreco realised a book profit of approximately EUR 350 million.

The 50% interest in Hendrix Poultry Breeders was sold to HPB's other shareholder, Bovans Beheer B.V., in June 2005. In October 2005, the completion of the sale of Pingo Poultry to Plukon Royale B.V. was announced. With this transaction, Pingo Poultry and its approximately one thousand employees will have a new future as part of a leading European poultry processing company.

FOR GROWTH

The proceeds of the sale of its salmon farming and meat and fish processing interests will enable Nutreco to give a strong impetus to the implementation of its growth ambitions in the areas of animal nutrition and fish feed.

In the spring of 2005, we took over the fish feed activities of Kirin Beer Co. in Japan. This transaction signals a considerable reinforcement of our competitive position on the important Japanese market. The new enterprise will continue to operate under the name of Skretting, thus underlining the worldwide leading position of Skretting in the area of fish feed.

During the autumn, the speciality feed activities in Mexico were expanded, with Nutreco subsidiary Trouw Nutrition International acquiring a 51% stake in the Mexican company Tenusa. With a workforce of 150, Tenusa generates revenues totalling approximately EUR 18 million. As a result of this takeover, Nutreco has become the second largest player on the Mexican speciality feed market. This acquisition is a welcome addition to our activities in the large Mexican market, which is growing at an average rate of 5% a year.

In 2005, Nutreco further strengthened its financial position. In March, Nutreco concluded a new credit facility of EUR 550 million with a five-year maturity. This new facility replaces the credit agreement that was due to expire in 2006. The conditions of this new agreement reflect the company's improved financial ratios and creditworthiness.

Nutreco's financial position has seen a sharp improvement as a result of the repayment of the shareholders' loan extended to Marine Harvest and the proceeds of the sale of the Nutreco interest in this joint venture. Nutreco will use its strong financial position to generate further growth. In doing so, we will focus on autonomous growth as well as geographical expansion in promising growth markets. In 2006, particular focus will be given to Nutreco's capital structure. Nutreco will repurchase about 6% of the outstanding shares to cover the current option plan and stock dividend. We will propose to the shareholders that the future dividend be increased to 35-45% of the total result for the period.

The policy pursued in respect of corporate social responsibility will be continued. The recommendations made by Nutreco's Advisory Board for Sustainable Development are taken to heart. Nutreco will continue to communicate in an open and transparent way and participate actively in initiatives aimed at solving sustainability problems. Here, our focus will primarily be on Nutreco's environmental impact and on food safety, for example when purchasing raw materials. Nutreco will continue to support solutions to the sustainability issues relating to fishmeal and fish oil.

The realisation of growth in 2006 and the following years is our prime ambition. This calls for an optimal process that generates the best ideas and proposals. Building up sustainable new activities will require, in particular, sound management now and in the future. This will be an important focus of attention.

I wish to thank everyone for their great efforts during the year 2005. I am convinced that this year will be considered as a turning point in Nutreco's history. By implementing the 'Rebalancing for Growth' strategy, we foresee a great future for both Nutreco and the operations that were either sold or hived off: Pingo Poultry, Hendrix Poultry Breeders and Marine Harvest. We look forward to the further realisation of the strategy in 2006.

Wout Dekker
Amersfoort, 25 April 2006

REPORT OF THE EXECUTIVE BOARD

GENERAL

The year 2005 was an important year for Nutreco. The 'Rebalancing for Growth' strategy was carried through with great energy and, at the same time, Nutreco achieved its highest result ever. The total result for the period attributable to equity holders of Nutreco amounted to EUR 134.4 million, a 72.5% increase compared with 2004.

Key figures *(EUR x million)*	2005	2004	Difference
Nutreco revenue (excluding Nutreco fish farming)	**2,812.6**	2,680.8	4.9%
Nutreco fish farming revenue (first four months of 2005)	**189.8**	588.0	-
Total revenue (continuing operations)	**3,002.4**	3,268.8	-8.1%
Operating result continuing operations	**120.8**	105.5	14.5%
Total result for the period attributable to equity holders of Nutreco	**134.4**	77.9	72.5%
Total result for the period per share *(EUR)*	**3.90**	2.29	70.3%
Dividend per share *(EUR)*	**1.52**	0.53	186.8%

In 2005, Nutreco strengthened its financial position. The net debt position decreased from EUR 376.1 million to EUR 355.2 million. As at 31 December 2005, equity attributable to equity holders of Nutreco amounted to 39.0% of the balance sheet total (year-end 2004: 29.2%). The net debt/equity ratio stood at 50.9% (2004: 71.4%). On 13 February 2006, Nutreco received the full repayment of the EUR 155.9 million shareholders' loan to Marine Harvest. Pending final approval of the competition authorities, Nutreco has received a prepayment of EUR 881 million for the sale of its 75% share in Marine Harvest on 6 March. Nutreco will use its financial room for the repurchase of shares to cover the current share and option plans and the stock dividend for a total of about 6% of its outstanding shares. In the course of 2006, Nutreco's capital structure will be further optimised.

The proposed dividend per share amounts to EUR 1.52 (2004: EUR 0.53). The payout ratio amounts to 35% (excluding impairment and the book result on disposed activities) of the total result for the period attributable to equity holders of Nutreco.

Following the rebalancing of Nutreco's portfolio and a change in its risk profile, Nutreco will propose a change in dividend policy at the next General Meeting of Shareholders on 18 May 2006. Nutreco's current dividend policy was formulated at the 1997 IPO. Nutreco aims to distribute an annual dividend of 30-35% of the total result attributable to equity holders of Nutreco and will propose an increase in the payout ratio to 35-45%.

STRATEGY

Nutreco is working on a transformation. In 2004, it became clear that the Company would not be able to achieve its ambitions simultaneously in all sectors. The high capital requirements of the fish farming operations, in conjunction with disappointing results, forced the management to make choices in order to be able to generate further growth. The strategy should result in an increased return on invested capital, as well as a stable cash flow and results that have low volatility.



THE EXECUTIVE BOARD

From left to right:
Wout Dekker (CEO),
Juergen Steinemann (COO)
and Cees van Rijn (CFO)

Based on these principles, the 'Rebalancing for Growth' strategic plan was launched in the autumn of 2004. The essence of the plan is that Nutreco will focus on animal nutrition and fish feed. As one of the world's leading players, Nutreco aims to strengthen its position in these sectors through both organic growth and growth through acquisitions. The resources to realise these ambitions will be obtained by reducing the Company's interests in salmon farming and meat and fish processing. In 2005, major steps were taken to achieve this strategic plan. The fish farming activities were transferred to a joint venture. In March 2006, the 75% interest was sold for EUR 881 million. In addition, Pingo Poultry, the Benelux-based Nutreco poultry processing subsidiary, and the 50% interest in the Hendrix Poultry Breeders joint venture were sold.

The freed-up capital will be invested in speciality feed and fish feed activities. This should reduce the volatility of the result and ensure a higher return on the invested capital. The year 2006 will be the year marking a new phase of growth for Nutreco. Prospects for animal nutrition and fish feed are good. Worldwide meat consumption is expected to continue growing during the next decade, particularly in Asia. The decline of fish stocks and the imposition of quotas by the authorities against a background of growing demand for fish are bound to give a strong impetus to the production of farmed fish. These developments translate into increased demand for animal nutrition and fish feed.

Currently, the world market for animal nutrition is worth an estimated EUR 150 billion. This market is growing at an annual rate of 1-2%, though local growth rates differ sharply. Comprising some 20% of the total, the European market is stagnating, while Latin America, Asia and Central and Eastern Europe are showing annual growth rates of over 5%. The fish feed market, too, is growing at an annual rate of more than 5%. With revenues totalling EUR 2 billion, Nutreco is currently the world's sixth largest animal feed producer. With Skretting, Nutreco is the world's leading producer of salmon and other fish feed. Nutreco subsidiary Trouw Nutrition ranks among the top five of premix and speciality feed producers in the world. Growth through acquisitions will mainly take place in Latin America, Central and Eastern Europe and Asia. During the past year, a few minor takeovers were already carried out in these areas. During the coming period, the focus will mainly be on more sizeable acquisitions.

IMPLEMENTATION OF THE 2005 AGENDA

In February 2005, Nutreco announced the steps comprising the first phase of its 'Rebalancing for Growth' strategy, which were also completed in 2005:

- Legal and organisational demerger of Marine Harvest from Nutreco (29 April 2005)
- Finalisation of the joint venture of Marine Harvest and Stolt Sea Farm (29 April 2005), resulting in the sale of Marine Harvest (on 6 March 2006, the 75% interest in the Marine Harvest joint venture was sold to investment fund Geveran Trading Co. Ltd. for an amount of EUR 881 million; with this transaction, Nutreco realised a book profit of approximately EUR 350 million)
- Refinancing of Nutreco and the Marine Harvest joint venture (1 April 2005 and 13 February 2006, respectively)
- Improvement of the market position of Nutreco's poultry and breeding businesses (sale of Pingo Poultry on 10 October 2005; sale of Nutreco's interest in Hendrix Poultry Breeders on 14 June 2005; buyout of joint venture partner in swine genetics company Hypor on 10 February 2006)
- Expansion of the positions in animal nutrition and fish feed in existing and new markets (acquisition of Kirin Feed in Japan on 4 April 2005; purchase of the 51% interest in Mexican speciality feed company Tenusa on 16 September 2005; opening of the Selko branch in Brazil on 10 July 2005; establishment of a joint venture in Russia on 10 February 2006; acquisition of Chinese producer and nationwide distributor of feed specialities Beijing Dejia Animal Husbandry Technology Co. Ltd.)
- To bring the Nutreco organisation in line with the new strategy (completion of this process scheduled for 2006)

AGENDA FOR 2006

Nutreco is planning to take a number of follow-up steps in 2006 in pursuit of its 'Rebalancing for Growth' strategy:

- Completion of the sale of Nutreco's interest in Marine Harvest during the first half of 2006
- Optimisation of the capital structure

- Acquisitions to strengthen Nutreco's position in growth markets for animal nutrition and fish feed in Asia, Latin America and Eastern Europe
- Further optimisation of the animal nutrition and fish feed supply chain in Western Europe, with the aim of advancing Nutreco's competitive position
- Strengthening of Nutreco's leading Sada meat processing business in Spain through product innovation and close collaboration with retailers
- Follow-up steps in the area of feed-to-food quality and safety (NuTrace®)
- Further changes to Nutreco's corporate organisation

OUTLOOK

After the realigment of the portfolio ('Rebalancing'), Nutreco will concentrate in 2006 on the second phase of the strategy: growth of the core activities of animal nutrition and fish feed in promising markets ('for Growth'). The Company is well placed to meet this challenge. Nutreco's financial position has seen a significant improvement following the repayment of the loan granted to Marine Harvest and the proceeds of the sale of Nutreco's interest in this joint venture.

Although Nutreco's core activities are expected to perform well in 2006, Nutreco is – with the reduction of its shareholding in Marine Harvest and other strategic moves – not in a position to provide a forecast of this year's financial results.

FINANCIAL RESULTS

NUTRECO RESULT

Revenue by activity continuing operations[1] (EUR x million)	2005	2004	Difference
Revenue to third parties			
Compound feed	811.2	872.7	-7.0%
Premix and speciality feed	450.7	444.8	1.3%
Fish feed[2]	762.0	589.4	29.3%
Meat	714.8	706.7	1.1%
Breeding	73.9	67.2	10.0%
Total revenue core operations	**2,812.6**	**2,680.8**	**4.9%**
Marine Harvest[3]	189.8	588.0	-
Revenue continuing operations[3]	3,002.4	3,268.8	-8.1%
Operating result by activity continuing operations			
Compound feed	23.8	34.5	-31.0%
Premix and speciality feed	19.6	21.5	-8.8%
Fish feed	57.7	53.3	8.3%
Meat	25.8	4.7	448.9%
Breeding	7.3	0.5	-
Corporate	-18.9	-18.1	-4.4%
Operating result before exceptional items	**115.3**	**96.4**	**19.6%**
Restructuring Spain	-7.7	-3.0	-
Impairment of property, plant and equipment	-7.0	-	-
Price effects	2.7	-	-
Supply agreements and alliances	-	11.0	-
Release of provision for pensions	9.4	44.8	-
Total exceptional items	**-2.6**	**52.8**	-
Marine Harvest[3]	8.1	-43.7	-
Total operating result continuing operations	120.8	105.5	14.5%
Discontinued operations			
Pingo Poultry/Hendrix Poultry Breeders	-1.7	2.1	-
Hendrix Meat Group	0.0	25.9	-
Total operating result Nutreco	119.1	133.5	-10.8%

[1] The figures for 2004 and 2005 have been prepared on the basis of IFRS accounting principles (as adopted by the EU). Reporting by segment has been brought in line with the new organisational structure. The figures of the subsidiaries Hendrix Meat Group, sold in 2004, and Hendrix Poultry Breeders and Pingo Poultry, sold in 2005, are no longer consolidated but reported as result from discontinued operations. The financial results of Nutreco's fish farming operations were consolidated for four months in 2005 until the formation of the joint venture on 29 April 2005. In 2004, the results for the whole year were consolidated.

[2] Revenue for 2005 includes eight months of revenue relating to supplies to the Marine Harvest joint venture.

[3] Revenue and results of Marine Harvest (Nutreco's fish farming activities) relate to four months in 2005 and twelve months in 2004.

REVENUE

In 2005, revenues of Nutreco's compound feed, premix and speciality feed, fish feed, meat and breeding operations amounted to EUR 2,812.6 million, up 4.9% compared to 2004. All operations, except compound feed, achieved an increase in revenues. The decline in revenues at compound feed is attributable to lower average soya and grain prices in 2005 compared to 2004.

Revenues of Nutreco's fish farming operations were included in Nutreco's revenues for only four months in 2005. Upon comparison of revenues with those of 2004, this should be taken into account.





OPERATING RESULT

The operating result from continuing operations rose by 14.5% to EUR 120.8 million (2004: EUR 105.5 million). The operating result of the core operations before exceptional items rose by 19.6% to EUR 115.3 million (2004: EUR 96.4 million). This increase was due to a strong recovery of the results of the meat activities in Spain. The fish feed and breeding operations also realised a higher result than in 2004. The operating result of the speciality feed activities of Trouw Nutrition International was slightly lower than in 2004. The compound feed results were lower, particularly as a result of margin pressure in the Benelux countries.

The operating result of Nutreco's fish farming activities during the first four months of 2005 amounted to EUR 8.1 million as compared to a loss of EUR 43.7 million in the whole of 2004 (including IFRS-related adjustments of minus EUR 29.3 million). From 29 April 2005 on, the results of Marine Harvest will be recognised under share in result of associates.

The operating result for 2005 includes four exceptional items, which together constitute a charge of EUR 2.6 million. This balance consists of:

- a restructuring charge of EUR 7.7 million for Nutreco Spain
- an impairment of property, plant and equipment amounting to EUR 7.0 million
- a gain of EUR 2.7 million as a result of price effects
- a gain of EUR 9.4 million as a result of the release of the provision for pensions due to the switch from a defined benefit plan to a defined contribution plan in the United Kingdom and Norway

Result Nutreco (EUR x million)	2005	2004
Operating result continuing operations	**120.8**	105.5
Financial income	11.4	0.7
Financial expenses	-28.7	-32.5
Net financing costs	**-17.3**	-31.8
Share in result of associates	**48.7**	4.0
Result before tax from continuing operations	**152.2**	77.7
Income tax expense	-10.7	-21.8
Result after tax from continuing operations	**141.5**	55.9
Result after tax from discontinued operations	-8.1	5.2
Gain on sale of discontinued operations, net of tax	3.8	20.5
Result after tax from discontinued operations	**-4.3**	25.7
Total result for the period	**137.2**	81.6
Attributable to:		
Equity holders of Nutreco	134.4	77.9
Minority interest	2.8	3.7
	137.2	81.6
Key figures per share *(EUR)*		
Basic earnings per share	3.90	2.29
Diluted earnings per share	3.88	2.28
Basic earnings per share before impairment of goodwill	4.25	2.29
Average number of outstanding shares *(x thousand)*	34,498	34,056
Number of outstanding shares as at 31 December *(x thousand)*	34,528	34,081

NET FINANCING COSTS

The net financing costs, including the dividend paid on cumulative preference shares of EUR 4.5 million, declined to EUR 17.3 million (2004: EUR 31.8 million). This decline is attributable to both a decrease in the average outstanding debt and to the interest received by Nutreco for the shareholders' loan of EUR 155.9 million to Marine Harvest from 29 April 2005. Furthermore, a gain of EUR 3.0 million was recorded due to exchange results relating to the demerger of Nutreco's fish farming activities and the merger of Marine Harvest.

INCOME TAX EXPENSE

Income tax expense declined from EUR 21.8 million to EUR 10.7 million (EUR 13.2 million including income tax expense on discontinued operations). In 2005, the effective tax rate amounted to 13.0% (2004: 23.4%). In 2005, the formation of Marine Harvest as an independent company resulted in a substantial positive tax effect. The effective tax rate in 2006 is expected to be approximately 20%.

ASSOCIATES

The share in the result of associates amounted to EUR 48.7 million. Of this sum, EUR 46.3 million relates to 75% of the total result of the Marine Harvest joint venture for the period from 30 April to 31 December 2005.

MARINE HARVEST

Performance

Marine Harvest achieved a good operating result in 2005, partly owing to higher salmon prices. The total result for the period also reflected the higher valuation of salmon stocks at the farms as at the balance sheet date. Under the IFRS guidelines, farmed fish that are harvestable on the balance sheet date should be reported at their fair value based on market prices (see also the notes to the principles for the valuation and determination of results). Since market prices as at 31 December 2005 were well in excess of market prices as at 29 April (establishment joint venture), this had a positive effect of EUR 33.5 million on the result.

Nutreco's share in the total result of Marine Harvest over the last eight months of 2005 amounted to EUR 46.3 million, which increased the book value of the 75% interest in Marine Harvest. As a result, the value of the interest in Marine Harvest, including the shareholders' loan, amounted to EUR 615.4 as at 31 December 2005. The restructuring charges of EUR 19.1 million are charged to this result (pro forma the whole year: EUR 30.6 million).

Financing of Marine Harvest

On 13 February 2006, Marine Harvest closed a revolving credit deal with the banks. With this credit facility, Marine Harvest has paid EUR 155.9 million to Nutreco, which fully amortised Nutreco's shareholders' loan. Marine Harvest also repaid Stolt-Nielsen's shareholders' loan. As at 31 December 2005, the value of the interest in Marine Harvest including the shareholders' loan amounted to EUR 615.4 million. The repayment of EUR 155.9 million will be deducted from this sum.

Reduction of the share in Marine Harvest

The formation of the Marine Harvest joint venture by Nutreco and Stolt-Nielsen is regarded as a catalyst in the further consolidation of the salmon industry. Both external factors – higher salmon prices, the consolidation of the aquaculture sector and the favourable capital market – and internal developments such as the satisfactory progress made with the integration and restructuring process have convinced Marine Harvest and the two shareholders that a reduction in the interests of both shareholders in Marine Harvest would be beneficial for all stakeholders. This resulted in the sale of Nutreco's 75% interest in the Marine Harvest joint venture for an amount of EUR 881 million on 6 March 2006. Nutreco's book result amounts to approximately EUR 350 million.

RESULT FROM DISCONTINUED OPERATIONS

The result for the period from discontinued operations amounted to a loss of EUR 4.3 million up to the selling date in 2005. This relates to the results of Hendrix Poultry Breeders and Pingo Poultry. The loss includes the book profit of EUR 7.8 million on the sale of Hendrix Poultry Breeders, the impairment of EUR 12.1 million (Pingo Poultry) and the book loss of EUR 4.0 million on the sale of Pingo Poultry. In 2004, the total result for the period from discontinued operations amounted to EUR 25.7 million, including a book profit of EUR 20.5 million in connection with the sale of HMG.

TOTAL RESULT FOR THE PERIOD

The total result for the period attributable to equity holders of Nutreco rose by 72.5% to EUR 134.4 million (2004: EUR 77.9 million). Basic earnings per share increased by 70.3% to EUR 3.90 (2004: EUR 2.29).





CASH FLOW AND INVESTMENTS

With regard to the net cash from operating activities, it should be taken into account that the cash flow of Nutreco's fish farming activities was included for four months in 2005 as compared to twelve months in 2004.

The net cash from operating activities amounted to EUR 99.9 million (2004: EUR 116.1 million). Investments in property, plant and equipment and intangible assets amounted to EUR 50.3 million as compared to EUR 101.6 million in 2004. The lower level of investment is largely attributable to the sale of Hendrix Meat Group at the end of 2004, the formation of Marine Harvest as an independent company and the sale of Pingo Poultry and Hendrix Poultry Breeders.

The main investments in 2005 were made in maintenance and optimisation of feed plants in the Netherlands and Spain. In Norway, Nutreco invested in a new production facility for smolt feed. In Spain, Nutreco invested in new processing and packaging lines for poultry products.

OPERATIONAL DEVELOPMENTS ANIMAL NUTRITION

Virtually all poultry, pigs and a large proportion of dairy and beef cows are fed with compound feed. It is only the ruminants (mainly cows and sheep) that graze, but these animals, too, are given supplemental feeding. Farmers generally use compound feed that meets the full range of the animal's nutritional requirements. In addition, there is a group of mainly larger farmers who prefer to mix the feed themselves by adding a premix concentrate to the basic raw materials.

The animal nutrition sector uses four kinds of nutrients: sources of protein (such as soya meal), grains (maize and wheat), by-products (such as citrus pulp and molasses) and high-energy ingredients (fats and cassava). As well as these raw materials, compound feed also contains vitamins, minerals, trace minerals and other additives. These high-quality ingredients are added in small dosages in the form of a premix concentrate.

The quality and price of the raw materials depend on origin, weather conditions and market developments. Nutreco's task is to ensure that the various raw materials are mixed in such a way that the quality and nutritional value of the end product are as consistent as possible.

Nutreco produces compound feed, speciality feed, premix and petfood. Besides compound feed for poultry, pigs, ruminants and other animals, Nutreco also produces speciality feed for young animals, pets and horses under its own brand names. There is also increased production of organic feed.

All animal nutrition activities are supported by a research & development organisation.


NANTA




Trouw Nutrition

OPERATIONAL DEVELOPMENTS COMPOUND FEED

Share of revenue third parties compound feed in revenue Nutreco (EUR x million)


Compound feed
811
Nutreco[1]
2.813

Share of operating result compound feed in operating result Nutreco (EUR x million)


Compound feed[2]
24
Nutreco[2]
115

Hendrix is the company name for Nutreco's compound feed activities in the Netherlands, Belgium, Germany, Poland, Hungary and Denmark. **Nanta** and **Agrovic** are the compound feed companies in Spain and **FABRIMAR** is the compound feed company in Portugal.

Market overview

In 2005, the worldwide production of compound feed totalled approximately 615 million tonnes. With a production of about 5.7 million tonnes and a market share of around 1%, Nutreco is the world's sixth largest animal nutrition producer. The top ten of the world's biggest compound feed producers have a total market share of 13%. This means that the compound feed market is still rather fragmented in spite of the consolidation trend in the industry. Over 90% of all the feed is used for poultry, pigs and cattle.

Global feed production in 2005: 615 million tonnes


Middle East/Africa
25 million tonnes
Other
35 million tonnes
Non-EU Europe
48 million tonnes
Latin America
(incl. Mexico)
65 million tonnes
Asia
132 million tonnes
North America
170 million tonnes
European Union
140 million tonnes

Source: FEFAC

Market position and competition

The Western European cattle feed market is characterised by market growth in Spain and fairly stable to contracting markets in the Netherlands, Belgium, Portugal and Germany. This development reflects decreased meat production, mainly attributable to meat and poultry product imports from countries with low production costs.

[1] Excluding revenue Nutreco's fish farming activities

[2] Operating result before exceptional items


NANTA

COMPOUND FEED

In 2005, the worldwide production of compound feed totalled approximately 615 million tonnes. With a production of about 5.7 million tonnes and a market share of around 1%, Nutreco is the world's sixth largest animal nutrition producer.

Global animal feed market (2005)		(million tonnes)	% of total
1	Charoen Pokphand (Thailand/China)	16.5	3%
2	Cargill Feed + Agribrands International (USA)	14.0	2%
3	Land O'Lakes (USA)	11.9	2%
4	Tyson Foods (USA)	9.7	2%
5	Zennoh (Japan)	7.3	1%
6	Nutreco (Netherlands)	5.7	1%
7	Ucaab Co-op (France)	4.4	1%
8	ADM (USA)	3.8	1%
9	Smithfield (UK)	3.5	1%
10	Hope Group (China)	3.4	1%
Total top ten		80	13%
Rest of world		535	87%
Total market		615	100%

Source: Rabobank International

Compound feed is a bulk product with a low margin and a high turnover rate, and with a cost price tied for 80-85% to that of raw materials. The structure of the compound feed market traditionally has a national or regional character. This may be explained by the high transport costs and the regional specialisation in certain types of cattle. With a market share of 11%, Nutreco is the biggest player in the Benelux. The market in the Benelux is fairly concentrated, with six players accounting for about 48% of total compound feed production. The market in Spain and Portugal is much more fragmented. There, the top five of compound feed companies produce about 22% of the total market volume; the rest is divided among more than a thousand small enterprises that are organised on a cooperative basis. With a market share of about 11%, Nutreco is market leader in Spain.

Market share in the Benelux



Nutreco 11%
CeHaVe 9%
De Heus 8%
ABCTA 7%
Agrifirm 7%
AVEVE 6%
Others 52%

Market share in Spain and Portugal



Nutreco 8%
Guissona 4%
Vall Companys 4%
Coren 3%
Cargill 3%
Others 78%

Sources: Hendrix and Nanta

Nutreco faced increased price competition in the Benelux in 2005. The market in Spain recorded some slight growth, with competitive positions remaining unchanged. Raw materials prices in 2005 were at a lower level than in 2004.

Evolution of soya prices per thousand tonnes



USD 450
400
350
300
250
200
150
100
50
0
01-2003
07-2003
01-2004
07-2004
01-2005
07-2005
01-2006

Products and services

Through its compound feed businesses, Nutreco offers a full range of products, with a focus on poultry, pig and cattle feeds. The supply encompasses more than a hundred different types of feed products.

Nutreco sets itself apart in the market through technological innovation and through the provision of know-how and support to farmers, with a strong focus on quality, efficiency and reduction of the environmental impact. Nutreco supplies its feed products in combination with technical advice. Thanks to the quality of its products and service, Nutreco has succeeded in positioning itself at the high end of the market.

Production and distribution

In view of the low value of the product per tonne, compound feed cannot support high transport costs.

In the Benelux, Nutreco operates ten compound feed plants: seven in the Netherlands and three in Belgium. The capacity of these plants ranges from 100,000 to 400,000 tonnes a year. The total annual production capacity amounts to 2.6 million tonnes.

The Nutreco businesses in Spain and Portugal operate a total of 15 production facilities. The total annual production capacity in Spain amounts to about 2.5 million tonnes. In 2005, these facilities operated at almost full capacity. In addition, Nutreco operates smaller feed plants in Germany, Poland, Hungary and Denmark.

Strategy

Nutreco's compound feed strategy is aimed at maintaining market share or at achieving growth whilst retaining acceptable margins. In Northwest Europe, the strategy focuses on quality-oriented farmers, to whom Nutreco supplies feed and advice as part of a Total Management Concept. By closely collaborating with these farmers, Nutreco expects to improve the return for both farmers and Nutreco. Nutreco is also focussing on the further development of the NuTrace programme, which has set the standard in the field of quality and safety in the feed industry.

The strategy of the compound feed businesses in Spain and Portugal is aimed at autonomous growth. Nutreco enjoys an excellent reputation in the Spanish compound feed industry, sets itself apart in the market through innovation, feed safety and service, and is able to gradually strengthen its position even further.

Operational developments

Key figures *(EUR x million)*	2005	2004	Difference
Revenue to third parties	**811.2**	872.7	-7.0%
Operating result (before exceptional items)	**23.8**	34.5	-31.0%

Compound feed revenues dropped as a result of the lower prices of raw materials. The price competition faced by Nutreco's compound feed operations in the Benelux had a negative effect on the operating result. The difficult market conditions notwithstanding, Hendrix was able to increase its market share in the Benelux countries.

The operating result before exceptional items fell from EUR 34.5 million to EUR 23.8 million in 2005.

In 2006, Hendrix is going to optimise its production and logistics by, among other things, closing the production facility in Meppel (the Netherlands). An impairment loss is recorded for the fixed assets of the site in Meppel amounting to EUR 2.5 million. As a result of this restructuring operation, a total of 90 FTEs will be lost.

In Spain, a restructuring operation aimed at increasing efficiency and reducing costs was carried out during the first half-year. The restructuring costs amounted to EUR 4.6 million and the workforce was reduced by 75 FTEs.

OPERATIONAL DEVELOPMENTS PREMIX AND SPECIALITY FEED

Trouw Nutrition International is the company name for Nutreco's premix and speciality feed activities.

Share of revenue third parties premix and speciality feed in revenue Nutreco *(EUR x million)*



Premix and speciality feed
451
Nutreco[1]
2.813

Share of operating result premix and speciality feed in operating result Nutreco *(EUR x million)*



Premix and speciality feed[2]
20
Nutreco[2]
115

Market overview

Premix is used by compound feed producers and farmers who mix their own feed (home mixers) in the production of compound feed. Premix may constitute from 0.2% to 5% of the compound feed volume. Trouw Nutrition produced a total of 794,000 tonnes of speciality feed products in 2005, of which 421,000 tonnes in Western Europe, 93,000 tonnes in the United States and Mexico, and 280,000 tonnes in Central and Eastern Europe and China. Growth markets are, in particular, Eastern Europe and Russia, Asia and Latin America, with growth rates of more than 5%.

The market for premix, concentrates and additives is more concentrated and international than that for compound feed. The four leading producers together account for more than 50% of the European market. The smaller producers generally compete at national level.

Premix, concentrates and feed additives are products with a higher added value than compound feed. This production, too, requires stringent quality control.

Market position and competition

Trouw Nutrition is a major player in Western Europe and North America (including Mexico). Of the total production, about 18% is sold to sister companies. The estimated market shares in the principal markets where Nutreco operates are:

TNI market share	2005
Netherlands	35%
Belgium	25%
United Kingdom	20%
Spain	20%
Mexico	19%

[1] Excluding revenue Nutreco's fish farming activities
[2] Operating result before exceptional items


Trouw Nutrition
INTERNATIONAL

PREMIX AND SPECIALITY FEED

On the market for premix, concentrates and additives, the four leading producers, including Trouw Nutrition, together account for more than 50% of the European market. The smaller producers generally compete at national level.





Nutreco's main competitors are DSM, BASF and Provimi. DSM and BASF are both producers of pharmaceuticals, vitamins and veterinary preparations. Provimi is an independent listed animal nutrition and premix company.

In July 2005, Selko, a business unit which sells ingredients for controlling micro-organisms in animal feed, drinking water and cattle, opened up a new production facility outside Europe, in Santos, Brazil.

In September, Trouw Nutrition International acquired a 51% interest in Tenusa, a Mexican family-owned business specialising in premixes and speciality feed. This takeover has made Nutreco the second largest player on the Mexican market. Tenusa is established in Monterrey, in the state of Nuevo Léon. It produces and sells an annual 30,000 tonnes in premixes and speciality feed.

Products and services

Premix revenues represent over half of the total revenues of premix and speciality feed. Greenline™ premixes typify the approach of Trouw Nutrition. These highly effective combinations of natural ingredients provide a valuable alternative to antibiotic growth promoters, now banned from feeds. Other speciality products are feeds for vulnerable transition phases such as gestation and weaning. Milkiwean diets for young piglets, for example, minimise digestive disruption during the transfer from weaning to conventional pig feed. For ruminants, Minlink supplements provide animals with exactly the minerals they require, for optimal environmental performance.

Production and distribution

Trouw Nutrition has 15 production facilities in Europe and four plants in Mexico and North America. Furthermore, Nutreco has production facilities in China, a 50% joint venture in Venezuela and a 33% interest in Egypt.





Strategy

Trouw Nutrition's strategy is aimed at increasing market share in the feed specialities such as premix, speciality feed and petfood. Major growth markets for premixes and speciality feed are Eastern Europe, Latin America and Asia. The Western European market is stable. Cost control, logistic efficiency and innovation are key drivers of position improvement.

Operational developments

Key figures (EUR x million)	2005	2004	Difference
Revenue to third parties	450.7	444.8	1.3%
Operating result (before exceptional items)	19.6	21.5	-8.8%

Trouw Nutrition International's revenue to third parties rose by 1.3% compared to the corresponding period in 2004. The operating result before exceptional items declined from EUR 21.5 million to EUR 19.6 million. In Western Europe, the effects of increased competition in a market characterised by slow growth are visible. The results in the United States and Poland showed an increase compared to 2004. Furthermore, there was a positive contribution in the result from Tenusa, the Mexican premix and speciality feed company taken over in September 2005. As a result of this takeover, Nutreco has become the second largest player on the Mexican market.

OPERATIONAL DEVELOPMENTS FISH FEED

Share of revenue third parties fish feed in revenue Nutreco *(EUR x million)*


Fish feed
762
Nutreco[1]
2.813

Share of operating result fish feed in operating result Nutreco *(EUR x million)*


Fish feed[2]
58
Nutreco[2]
115

Nutreco subsidiary **Skretting** is the leading player on the global salmon feed market. In 2005, Skretting produced approximately 1 million tonnes. About three quarters of this was destined for salmon and sea trout, a market in which Nutreco has a 40% share. Of the total salmon feed production, approximately 35% is destined for Marine Harvest. The other 25% represents, in particular, feed for trout, sea bass and sea bream. Nutreco supplies feed for approximately 50 other species of fish.

Skretting's core competence is the production of extruded dry fish feed. Fish feed consists of nutrients – vitamins, minerals and proteins – which are ground, mixed and subsequently extruded. The extrusion process binds and forms the product. When the products come out of the extruder, they are dried. Subsequently, oil and essential nutrients are added to the product.

Extruded fish feed is characterised by the fact that it either floats on the water or sinks to the bottom at a controlled rate of speed. Floating or slowly sinking fish feed is more easily digestible and gives farmers greater insight into the feeding pattern of their fish. To be able to provide customers with a total solution for all feed and nutritional requirements of farmed fish, Skretting also produces starter feed for young fish and special dietary formulas.

Market position and competition

Originally Norwegian and feed supplier, Skretting is a company that has been active in salmon farming from the very beginning. Market developments in feed closely reflect salmon farming developments. The fish feed sector is characterised by a small number of international market players, including Skretting, Cermaq (Ewos) and Biomar.

[1] Excluding revenue Nutreco's fish farming activities

[2] Operating result before exceptional items



FISH FEED

Nutreco subsidiary Skretting is the leading player on the global salmon feed market. In 2005, Skretting produced approximately 1 million tonnes. About three quarters of this was destined for salmon and sea trout, a market in which Nutreco has a 40% share.

Market share in salmon feed


Others 16%
Nutreco 41%
Biomar 15%
Ewos 28%

Market share in feed for other fish species


Nutreco 33%
Others 37%
Ewos 18%
Biomar 12%

The principal salmon and seat trout feed regions are Norway, Chile, Scotland, Ireland, Canada and Australia. The main markets for other fish feed are Europe, Asia and Australia. Nutreco is number one in all principal markets where it is active.

Production and distribution

Skretting has 15 production facilities in all major production regions. The total production capacity amounts to 1.3 million tonnes and the utilisation rate in 2005 was 85%. Fishmeal and fish oil make up about 58% of the cost price of fish feed products. The fish feed products are generally supplied directly to fish farms.

Strategy

The strategy is aimed at autonomous growth of salmon feed and other fish feed activities. Nutreco will be able to achieve this by investing in new technologies. In doing so, Nutreco will continue to carry out research on alternative raw materials to replace fishmeal and fish oil. Cost optimisation is also of great importance, as well as the improvement of logistic processes. Furthermore, Nutreco is striving towards growth in fish feed specialities such as starter feed and dietary feed.

Nutreco wants to maintain its strong positions in feed for other fish species in several European countries, as well as to strengthen its position in other regions, particularly in the eastern part of the Mediterranean, Eastern Europe, Japan and China. In this segment, too, growth in market share and profitability are central strategic objectives. In April 2005, Nutreco's Japanese Yamaha Nutreco Aquatech joint venture acquired all shares in Kirin Feed, a subsidiary of the Japanese Kirin Beer Co. Kirin Feed supplies fish feed for yellowtail, sea bream, eel and other farmed fish with a total volume in 2005 of 20,000 tonnes and with revenues totalling EUR 20 million. As a result of this transaction, Nutreco has strengthened its position on the Japanese fish feed market.





An important area of attention for Nutreco in the formation of the Marine Harvest joint venture was its fish feed revenues to the joint venture. Also after the sale of Nutreco's 75% interest in Marine Harvest to Geveran Trading Co. Ltd., this will remain an important focus of attention. Nutreco has a three-year arm's length feed supply contract with Marine Harvest, with an option for another two years.

Operational developments

Key figures (EUR x million)	2005	2004	Difference
Revenue to third parties	762.0	589.4	29.3%
Operating result (before exceptional items)	57.7	53.3	8.3%

In 2005, total fish feed revenues, including revenues to Nutreco fish farming and Marine Harvest, rose by 2.5% compared to 2004. Revenue to third parties went up by 29.3%. This rise is attributable, in particular, to another method of reporting salmon feed supplies of Nutreco's Skretting subsidiary to Marine Harvest, which, from April 2005 on, will be stated as revenue to third parties and no longer as intercompany sales.

Fish feed revenues for other fish species increased slightly owing to better revenues in the Mediterranean and in Asia. The operating result in fish feed (before exceptional items) rose by 8.3% compared to 2004. Also important were the good results of the salmon farms, which resulted in better payment behaviour. This, in turn, lowered the level of debtor provisions at the end of 2005.

OPERATIONAL DEVELOPMENTS
MEAT

Share of revenue third parties meat in revenue Nutreco (EUR x million)


Meat
715
Nutreco[1]
2.813

Share of operating result meat in operating result Nutreco (EUR x million)


Meat[2]
26
Nutreco[2]
115

Market overview

Growth in poultry consumption in Spain is virtually stable; demand for poultry products is weakening while demand for ready-made poultry meals is on the rise. The price of live chickens is subject to changes, which may influence the results. Spain is a relatively closed market. Cheap imports from, for example, Brazil are limited. Consumer concern over Avian Influenza temporarily affected demand in the second half-year. By the end of the year, demand for poultry products had normalised again.

Market position and competition

With a market share of 28%, **Sada** is number one in Spain. Chief competitors are Coren, Guissona, Uvesa and Padesa. These four competitors have a joint market share of 28%.

Market shares


Others 44%
Sada 28%
Coren 12%
Guissona 7%
Uvesa 5%
Padesa 4%

Market shares of customer groups


Food service 4%
Food industry 11%
Traders/
distribution 12%
Retail 73%

[1] Excluding revenue Nutreco's fish farming activities

[2] Operating result before exceptional items



MEAT

Sada has ten processing facilities. The largest part of the production is sold to consumers through supermarkets and hypermarkets. Over 50% of the products are considered as value-added product, which mainly comprise fresh, packed products.





Production and distribution

Sada has ten processing facilities with a total annual production capacity of 153 million broilers. In 2005, Sada operated at 95% of its capacity. The largest part of the production is sold to consumers through supermarkets and hypermarkets. Supplies are also made to wholesalers, the food industry and food service customers.

Almost 95% of the production relates to fresh products and about 5% to frozen products. Over 50% of the products are considered as value-added product, which mainly comprise fresh, packed products.

Strategy

Sada's strategy focuses on stepping up collaboration with the major supermarket chains. In this regard, fresh, packed and value-added poultry products play an important role and offer the best possibility to reduce volatility of the results. Value addition is achieved through further processing, improvement of the cost base and increasing revenues from by-products. Nutreco will also focus more on the food service segment and on ready-made poultry meals. Sada closely collaborates with Nutreco's Spanish compound feed company Nanta.

Operational developments

Key figures (*EUR x million*)	2005	2004	Difference
Revenue to third parties	**714.8**	706.7	1.1%
Operating result (before exceptional items)	**25.8**	4.7	448.9%





In 2005, revenue to third parties rose by 1.1% compared to the corresponding period in 2004. The strong price level for poultry meat during the first six months in Spain, in particular, contributed to this rise in revenue. During the second half-year, prices and revenue volumes were down as a result of consumer uncertainty over Avian Influenza and a salmonella contamination at Sada. The operating result of the meat activities (before exceptional items) improved sharply in 2005. A result of EUR 25.8 million was realised compared to just a slight increase in 2004.

Ingafood, a Spanish pig farming company in which Nutreco expanded its interest to 100% during the first half-year, also made a positive contribution to the result.

OPERATIONAL DEVELOPMENTS
BREEDING

Euribrid produces breeding material for pigs (Hypor), broilers (Hybro) and turkeys (Hybrid). Nutreco's 50% interest in Hendrix Poultry Breeders, the breeding business for layers, was sold at a book profit of EUR 7.8 million on 14 June 2005.

Share of revenue third parties breeding in revenue Nutreco *(EUR x million)*


Breeding
74
Nutreco[1]
2.813

Share of operating result breeding in operating result Nutreco *(EUR x million)*


Breeding[2]
7
Nutreco[2]
115

Market position and competition

Hypor is well represented in Canada, Spain and Belgium, with a market share between 20 and 24%, and has strong positions in the Netherlands, Italy, Germany, Poland, Japan, Mexico and the Philippines. Worldwide, Hypor ranks number two in the market. The market for breeding material for broilers is highly concentrated: there are only four major producers. Hybro ranks fourth in the market, with a market share of 8%. The turkey breeding business of Hybrid is established in Canada. The market for breeding material for turkeys, too, is highly concentrated with just a few players. Hybrid ranks number two in the market, with a market share of 34%.

Production and distribution

Euribrid supplies breeding material to its customers. Buyers assess product quality on the basis of the technical performance of the breeding material, including meat characteristics, feed conversion ratio, disease and stress resistance, fertility and mortality. Given the importance of the technical performance of the products, much attention is focused on research & development. Breeding high-quality, commercial breeding material requires much research and extensive testing spanning several years.

Strategy

Nutreco's strategy is aimed at capturing leading market positions for its breeding activities.

Operational developments

Key figures *(EUR x million)*	2005	2004	Difference
Revenue to third parties	73.9	67.2	10.0%
Operating result (before exceptional items)	7.3	0.5	-

The results of Hypor (pigs) and Hybro (broilers) saw a sharp improvement. In February 2006, Nutreco took over the 50% interest in pig genetics company Hypor from its joint venture partner.

[1] Excluding revenue Nutreco's fish farming activities
[2] Operating result before exceptional items



BREEDING

Euribrid produces breeding material for pigs (Hypor), broilers (Hybro) and turkeys (Hybrid).

OPERATIONAL DEVELOPMENTS
MARINE HARVEST

For Marine Harvest, 2005 was a year of special significance. On 21 December 2004, unanimous approval was obtained for the formation of the joint venture with Stolt Sea Farm. After the competition authorities gave the green light in April 2005, the Marine Harvest joint venture was formally established on 29 April of that year.

The joint venture created a worldwide operating salmon farming company with a workforce of 5,300, a production volume of approximately 270,000 tonnes, revenue of about EUR 1 billion and a market share of about 20%. Marine Harvest has a presence in all major salmon producing areas of the world: Chile, Norway, Scotland, Canada and Ireland. Sales are handled by 16 regional selling offices.

The combination of activities of both companies created scope for improved results owing to cost benefits, increased utilisation of the processing capacities, a more balanced customer base (retail, food service, wholesalers) and a better global spread.

Following the establishment of the joint venture, first of all, the new organisation structure of Marine Harvest was announced and fully implemented.

The integration of the two companies was vigorously pursued. In Europe and Chile, a number of processing plants were closed. The fish farming operations on the east coast of Canada were disposed of at the end of the year under review. Head office positions were combined and selling organisations in the various countries were merged into a single organisation for each country. All this resulted in the closure of three processing plants and ten regional offices, and a reduction in the number of FTEs by over 400. With these measures, most of the planned integration possibilities were already implemented in 2005.

The pro forma restructuring charges for the whole of 2005 amounted to EUR 30.6 million, EUR 19.1 of which related to the last eight months of 2005. The reorganisation and integration of the joint venture is expected to result in cost savings up to EUR 30 million per year. A substantial part of these may already be achieved in 2006.

In addition to the positive effects of the integration and reorganisation, the favourable market conditions, too, contributed to the positive evolution of the results of Marine Harvest.

Marine Harvest pro forma 'salmon' quarterly operating results in 2005[1] *(EUR x million)*



50
45
40
35
30
25
20
15
10
5
0
2
7
24
41
Q1 2005
Q2 2005
Q3 2005
Q4 2005

[1] Provisional operating result before fair value IFRS adjustments and restructuring charges



MARINE HARVEST

On 6 March 2006, Nutreco sold its 75% interest in the joint venture to Geveran Trading Co. Ltd. for an amount of EUR 881 million, resulting in a book profit of approximately EUR 350 million.



In 2005, salmon prices in both Europe and in the United States rose sharply compared to 2004. In Europe, the price rise averaged 22.5%, in the United States 19.3%. These price rises were particularly evident during the second half-year and resulted in a sharp margin improvement. Together with the effects of the costs savings, they brought about a substantial improvement of the result of Marine Harvest during the second half-year of 2005, as shown in the graph above detailing the movements of the quarterly pro forma results of the salmon operations in 2005.

The 2005 results of Marine Harvest are recognised in two places of Nutreco's profit and loss account. Up until 29 April 2005, the results were consolidated. Nutreco's fish farming activities realised an operating result of EUR 8.1 million for this period compared to a loss of EUR 43.7 million for the whole of 2004. The latter amount is inclusive of IFRS adjustments of minus EUR 29.3 million.

After the establishment of the Marine Harvest joint venture, the results will be shown under result of associated companies. Nutreco and Stolt-Nielsen have joint control of Marine Harvest. This is why the results are not fully consolidated. The operating result of Marine Harvest over the last eight months of 2005 amounted to EUR 78.7 million. This is after a restructuring charge of EUR 19.1 million and the IFRS adjustment of the valuation of biological assets amounting to EUR 33.5 million. The total result of Marine Harvest for 2005 came to EUR 61.7 million. Nutreco's share in the result of Marine Harvest for the last eight months amounted to EUR 46.3 million, reflecting Nutreco's 75% interest in the joint venture. This result is included under result from associated companies. The profit and loss account of Marine Harvest is shown below.

Key figures

Results over eight months (EUR x million)	2005
Revenue	725.8
Operating result before restructuring costs and change in the fair value of biological assets	64.3
• Impact on stock valuation (IAS 41)	33.5
Operating result before restructuring costs including change in the fair value of biological assets	**97.8**
• Restructuring charges	-19.1
Operating result	**78.7**
Total result for the period	**61.7**
Nutreco's 75% share in the total result for the period	46.3

On the Nutreco balance sheet as at 31 December, the investment in Marine Harvest is recognised under investments in associated companies for the amount of EUR 459.5 million in respect of the shares and under current assets for the amount of EUR 155.9 million in respect of the shareholders' loan to Marine Harvest. As at 31 December, the amount of the 75% interest in Marine Harvest totalled EUR 615.4 million.

The sharply improved market conditions and positive integration effects at Marine Harvest provided scope for earlier-than-expected implementation of the possibility for a (partial) IPO, which had already been agreed with Stolt-Nielsen back in December 2004.

On 16 December 2005, the Extraordinary Meeting of Shareholders unanimously approved the proposal to reduce the interest in Marine Harvest by at least 34%, or possibly by 100%, through an IPO or by selling the interest to a strategic buyer. It was expected that, in the event of an IPO, only part of the total interest could be sold. In that case, a lock-up period would have to be agreed for the remainder of the shares.

The preparations for the IPO were carried out energetically. Advisers were appointed and a prospectus containing historical figures was drafted. The initial talks with stock exchange authorities took place and the prospectus reached an advanced stage of completion.

At that point in time, a number of strategic buyers indicated that they were interested in acquiring the entire interest of both Stolt-Nielsen and Nutreco. The price agreed with one of these parties matched the price level established by independent advisers. Since the transactions could swiftly proceed, the entire interest could be sold at once and the price was right, it was decided to press ahead with this transaction.

On 6 March 2006, this resulted in an agreement with Geveran Trading Co. Ltd., which was to take over the entire interest in Marine Harvest. Any risks resulting from conditions imposed on the transaction by the competition authorities are for the buyer's account. Geveran Trading has since transferred the agreement to Pan Fish ASA, with the same conditions applying. On 28 March 2006, Pan Fish ASA made an advance payment on the share purchase sum (EUR 881 million) to Nutreco. Once the authorities have given approval, the shares in and control over Marine Harvest will be transferred to Pan Fish ASA. This is expected to take place during the next few months. The feed supply contract with Marine Harvest, which had been agreed in 2005, will be continued.

The total proceeds from the sale of the shares and from the repayment of the shareholders' loan to Marine Harvest (repaid to Nutreco in February 2006) produced a book result of approximately EUR 350 million. This tax-free result will be included in the 2006 Nutreco result.

Completion of the transaction will mark the end of Nutreco's fish farming activities. However, Nutreco will remain actively involved in fish farming through its fish feed activities. Nutreco is convinced that its know-how and experience in the area of fish feed will enable it to play a key role in the further development of worldwide fish farming activities in the future as well.

CORPORATE SOCIAL RESPONSIBILITY

Nutreco focuses attention not only on good corporate governance, but also on corporate social responsibility (CSR). The CSR policy can be defined as care and responsibility towards the society and environments in which a company operates. Achieving a high standard in these two performance parameters, in combination with commercial success, provides the basis for sustainability.

CSR is a key feature in the corporate ethos of Nutreco and is derived from three written codes: the Nutreco Credo, the Code of Ethical Conduct and the Health, Safety, Environment and Quality policy. Nutreco wants to have a positive influence on CSR and sustainability in those sectors in which it is most active.

DEFINING NEW PRIORITIES

The CSR priorities set by Nutreco were reformulated in 2005. This resulted from the introduction of the 'Rebalancing for Growth' strategy at the end of 2004.

In 2002, as an added support to the drive for sustainability in Nutreco, a team of leading academics had been brought together to form the Nutreco Advisory Board on Sustainable Development (ABSD). These specialists combine a broad knowledge of areas related to the sectors in which Nutreco operates, they provide advice and make recommendations.

In early May 2005, the ABSD met over one-and-a-half days with members of the Executive Board and corporate management to assess the impact of the changes as a result of the strategic reorientation. The ABSD delivered specific recommendations on subjects, approaches to take and the means of reporting on these measures and initiatives. These recommendations are taken to heart. Nutreco will continue to communicate in an open and transparent fashion and participate actively in initiatives aimed at solving sustainability problems. Here, our focus will primarily be on Nutreco's environmental impact and on food safety, for example when purchasing raw materials. Nutreco will continue to support solutions to the sustainability problems relating to fishmeal and fish oil. The 'Aquaculture & Society' programme will become the responsibility of Marine Harvest.

Nutreco has taken the decision to publish social and environmental performance facts and figures on its website.

Priorities identified by Nutreco were tested in October 2005 in a debate organised by VBDO (the Dutch Association of Social and Sustainable Investors). The debate was financially supported by the Ministry of Finance and was attended by representatives from banks, the government and the academic world.

These steps have resulted in the identification and definition of the following CSR areas, which Nutreco intends to focus on for the next five years:

- Sustainable management of natural resources
- Feed-to-food quality
- Climate change
- People & investment in the community



RAW MATERIALS

Nutreco will continue to carry out research on alternative raw materials to replace fishmeal and fish oil.

In 2006, Nutreco will review and select appropriate key performance indicators for each area. They will be used to monitor progress and as a means of reporting on this.

Again in 2006, an external partner will be asked to verify the methods used to collect, analyse and report on the relevant data and the relevance of the chosen indicators. A verification pilot project is in process.

SUSTAINABLE MANAGEMENT OF NATURAL RESOURCES

Nutreco's key natural resources are the raw materials for its animal nutrition. The production, processing and transporting of these raw materials have environmental impacts. Nutreco is aware of some issues surrounding raw materials and is taking initiatives in the sustainability of supplies such as soya, fishmeal and fish oils. This area fits well with the role of the feed industry in upgrading non-food-grade materials such as feed-grade wheat and by-products of the dairy, brewery and juices industries.

In an action to support sustainability throughout the fish feed chain, Nutreco was one of the moving forces behind the International Seminar on the Sustainability of Peruvian Industrial Anchoveta Fisheries. The seminar was held in Peru from 31 August to 2 September 2005 and was jointly hosted by the governments of Peru and the Netherlands with the Sociedȧd Naciónȧl de Pesqueriȧ (SNP), which represents the majority of the fishing businesses of Peru. It was co-sponsored by Nutreco and the Netherlands Committee of the International Union for the Conservation of Nature (IUCN).

Public and commercial organisations attending the seminar included the World Bank, the International Fishmeal and Fish Oil Organisation (IFFO), SGS del Peru, the Foreign Affairs Ministries of Peru, Spain and the Netherlands, fishmeal and fish oil companies, the Marine Stewardship Council, civil society groups in Peru and Universities of Peru. International civil society groups that attended the seminar included Oceana, Birdlife International and WWF. Following the seminar, Nutreco produced and published a short report, Improving the sustainability of the world's largest fishery.

A new initiative for 2006 will create an inventory of raw materials according to origin and energy used in transport will be assessed.

FEED-TO-FOOD QUALITY

There is a growing public awareness of the role of food in good health. Nutreco is responding by exploring ways in which it can maintain or enhance the nutritional quality of final food products through the quality of the feed. For example, Nutreco



supplies fish feeds that ensure a good level of omega-3 fatty acids in fish as well as animal feed ingredients to incorporate these acids in other food products such as milk. Nutreco also supplies animal feeds that provide tasty meat with improved fat profiles and optimum balances of fat and proteins in milk.

In parallel, Nutreco is active in feed-to-food safety, for example with the development of NuTrace®, the Nutreco feed and food safety programme that is effective over all Nutreco businesses, and participation in TrusQ, the coordinated feed safety programme involving the leading animal feed suppliers of the Netherlands. For further information, please refer to the 2005 Corporate Social Responsibility Report and the Nutreco website (www.nutreco.com).

CLIMATE CHANGE

Changes in the global climate have multiple effects on Nutreco: on raw materials supply and on the needs of its customers. Farmers, for example, are vulnerable to the effects of climate change through impacts such as droughts, flooding and consequent loss of topsoil. At the same time, it is the responsibility of all businesses to be aware of, and to moderate where practical, any influence their activities may have on climate changes.
Nutreco is aware that global agriculture is an important contributor to the production of greenhouse gases, such as methane and nitrous oxide, with a potential to contribute to climate change. This relationship is especially important for Nutreco in Europe, where it is the number one supplier of animal nutrition. During a special European meeting in London in 2005, agriculture and environment ministers discussed the challenge of climate change for European agriculture.

PEOPLE & INVESTMENT IN THE COMMUNITY

This area includes people in Nutreco and those affected by the activities of Nutreco. It is an opportunity to report on employment and social policies and to make clear that Nutreco is aware that it cannot operate in social isolation. The topic includes employee statistics, health and safety and career development. A 'Safety at Work' campaign is planned for 2006, involving Corporate Communications, Human Resources and Health, Safety, Environment and Quality.

Nutreco businesses will be encouraged not only to avoid negative impacts, but also to find and bridge gaps in local community social structures. This can include welfare, cultural and environmental initiatives.

HUMAN RESOURCES

In 2005, the new human resources policy was further implemented and much of the decentralised approach was replaced with worldwide HR standards. The policy focuses, in particular, on the development of management skills and a competitive remuneration policy, the development and introduction of a sound career development and mobility policy and the implementation of a worldwide performance management system. The systems developed in 2004 were introduced in virtually all companies in 2005. Management development and succession planning were also a focus of attention. Furthermore, a number of countries investigated its pension and pre-pension schemes and the Netherlands, in particular, have taken government measures that have resulted in a revision of some schemes (e.g. healthcare system, pre-pension scheme).

The number of Nutreco employees in 2005 fell from 12,408 to 6,993, partly owing to the sale of Pingo Poultry and Hendrix Poultry Breeders. The most significant reduction, however, was the result of the formation of the independent Marine Harvest joint venture, one of the main steps in the implementation of Nutreco's 'Rebalancing for Growth' strategy. Personnel figures for Trouw Nutrition increased because of, among other things, the acquisition of Trouw Nutrition Mexico. The workforce in the remaining operating companies remained virtually stable.

Approximately one third of the Nutreco personnel works in the meat processing industry in Spain (Sada), 19% in animal nutrition, 21% in the premix and speciality industry, 18% in fish feed companies, 7% in the breeding group and 5.5% in research & development, head offices and shared service centres. More than 40% of all Nutreco employees work in Spain and over 15% in the Netherlands. The remaining number of employees is mainly stationed in Chile, Canada and Norway.

Staff turnover worldwide and across all activities fell from 13.2% to 12.4% (excluding employees of either acquired or divested companies). Company-wide absenteeism stood at 3.93% in 2005 (2004: 3.69%). In 2005, Nutreco employed 1,832 women, 51.8% of whom held office, staff and management positions. The corresponding figure for men was 40.8%. The average age was 39.1 years for men and 34.4 years for women. The average duration of employment was 10.7 and 8.1 years, respectively. Bachelor degrees or higher qualifications were held by 18.1% of Nutreco employees.

In 2005, three fatal accidents occurred at Marine Harvest and at a joint venture company. These accidents led Nutreco to focus extra attention on safety at work.

In 2005, the number of lost time incidents (LTIs) fell to 264. The LTI frequency rate (number of incidents per million man-hours) was 22.1, compared to 26 in 2004. This reduction is mainly due to the transition from food to feed. Nutreco aims to pursue an active accident prevention policy in all operating companies.

The new 'Rebalancing for Growth' strategic plan and the resulting changes within the Company required considerable efforts in the field of HR to steer things in the right direction.

This annual report outlines Nutreco's role as an employer in only very general terms. For more detailed information, please refer to the 2005 Corporate Social Responsibility Report.



PEOPLE

The new HR policy focuses on the development of management skills and a competitive remuneration policy, the development and introduction of a sound career development and mobility policy and the implementation of a worldwide performance management system.

RESEARCH & DEVELOPMENT

Nutreco believes in the value of research & development as a source of innovative product concepts and advances in technology. R&D is also important in providing customers with advice and technical support. Nutreco's R&D makes an important contribution to improving the sustainability of Nutreco and its customers.

Nutreco's commitment to R&D is fulfilled through the six research centres focusing on various aspects of Nutreco activities. Although these are located in different countries, there is extensive interchange of ideas and knowledge between them to capture synergies and avoid duplicated effort.

The research centres focus on the nutrition and husbandry of pigs, poultry, rabbits, ruminants and fish. Other research activities are conducted to improve feed production technology and to advance Nutreco's knowledge of breeding technology and food production. Between them, these centres employ 125 people. Nutreco laboratories in the Netherlands, Spain and Norway support Nutreco's research activities. In 2005, research & development expenses amounted to EUR 24.7 million (2004: 25.1 million).

RESEARCH ACTIVITIES

Nutreco's research teams have a main focus on the nutritional and technological aspects of feed production, as well as on breeding and food research. Nutreco is also active in areas such as husbandry, supply chain optimisation, the reduction of environmental impacts and the development of new consumer products.

Nutreco's R&D teams maintain strong links with the management of the Nutreco businesses to ensure the R&D activities are directly relevant to the needs in the marketplace and the research results find practical application.

Equally, the R&D teams are in regular contact with leading academic and independent research centres worldwide to stay abreast with new developments. A proportion of the R&D budget is invested in research establishments that have been identified as global centres of excellence.

NUTRECO 2005 INNOVATIONS

In this section, a few examples are given of the many innovations and improvements achieved through the efforts of specialists at Nutreco research centres in 2005:

Greenline™ feed additives

Greenline™ feed additives, produced by Trouw Nutrition International, are excellent examples of Nutreco R&D contributing to business success and to the benefit of customers. They are effective alternatives to antimicrobial growth promoters and came originally from developments at the Nutreco poultry, pig and ruminant research centres.



R&D

Nutreco's research into the exact phosphorus requirements of broiler poultry led to the P-feeding programme, which optimises feed cost, animal performance and animal welfare while minimising phosphorus pollution of the environment.




The first Greenline™ feed additives were introduced in the late 1990s. Subsequent development has expanded the range. Nutreco now has Greenline™ combinations for each farm species. The Greenline™ ranges consist of a universal core with optional added specific ingredients. Changes are made in the optional part to provide an optimal approach for local situations. Greenline™ additives were introduced to feed compounders throughout Europe in 2005.

Optimising phosphorus in poultry diets

Nutritionists at the Poultry and Rabbit Research Centre defined the exact phosphorus requirements of broiler poultry, taking into account growth performance and bone quality and controlling the amount excreted in the faeces.

The research led to the P-feeding programme that optimises feed cost, animal performance and animal welfare while minimising phosphorus pollution of the environment.

Alternatives to fish oil

About 70% of world fish oil production is used in fish feed. Nutreco is the world's largest producer of fish feed and therefore a substantial purchaser. The Nutreco Aquaculture Research Centre (ARC) has a long-established research programme into alternatives, dating back more than ten years. Currently, Skretting Norway, for example, is substituting around 40% of the fish oil with vegetable oils on average across all production. Research at the Nutreco ARC has proven that higher levels are possible without compromising the health, quality or performance of the fish.

The ARC participated in an extensive EU project, RAFOA, which was concluded in 2005. The project showed that salmon and trout feed can contain 100% vegetable oil. Combined with fishmeal, this gives equally good growth, quality and fish health as feed based on marine oil. The project also indicated that at least 60% of marine oil can be substituted in diets for sea bass and sea bream. RAFOA participation has contributed significantly to basic knowledge on fat metabolism in fish, and the comparative nature of the project adds strength to the results.

Continuing improvements in feed for other fish species

A major project at the ARC on feed formulation for cod was completed in 2005. The results have brought several improvements and present the possibility of significantly reducing the content of fishmeal in the diet without compromising fish health or performance.

Defining the nutritional needs of sea bass and sea bream

In 2005, the Nutreco Aquaculture Research Centre began a three-year collaborative project with the University of Bologna in Italy to investigate the nutritional needs of sea bass and sea bream.

Omega-3 in milk

The Ruminant Research Centre and Trouw Nutrition UK developed milk rich in the healthy omega-3 fatty acids from oily fish but without the smell or taste. In May 2005, a production chain with selected dairy farmers and milk processor Milk Direct began supplying Fresh Omega-3 Milk to UK retailer Marks & Spencer.

NUTRECO RESEARCH CENTRES

Nutreco has six research centres. Although physically separated, there is continuous contact between them to coordinate their activities and to share ideas and achievements. Feed plants, in the Netherlands, Norway and Spain, provide the research centres in those countries with opportunities to develop feed formulations and feed production technology.

Swine Research Centre

The Swine Research Centre (SRC) is located in Boxmeer, in the Netherlands, where it has modern housing facilities for a resident herd of sows, as well as for piglets and pigs. A special unit is equipped for physiological and digestion studies. Pig identification systems are used to monitor individual feed intake behaviour and performance and to assess feeding regimes, from the piglet stage onwards.

Poultry and Rabbit Research Centre

The Poultry and Rabbit Research Centre (PRRC) is located between Madrid and Toledo, in Spain. It has the best facilities in Europe for research in broiler breeders, broilers, layers, turkeys and rabbits. There is a special unit for digestion studies and the research team is also active in optimising animal housing systems. An adapted plant provides the feeds needed for these research activities.

Ruminant Research Centre

The Ruminant Research Centre (RRC) is located on a farm in Boxmeer, the Netherlands. It has an integrated research team with expertise in feed management and nutrition for dairy cattle, beef cows and sheep. The research results are used, among other applications, to develop the ration calculation parameters that provide valuable support for farming customers.

Nutreco Aquaculture Research Centre

The Nutreco Aquaculture Research Centre (ARC) is based in Stavanger, Norway, and focuses on the nutrition of fish. These include salmon and trout, as well as sea bream, sea bass, turbot and newer species in aquaculture such as cod. The ARC has its own analytical laboratory, its own feed production plant and a research station for feed trials. It participates in the nearby Centre for Aquaculture Competence (C.A.C.), together with Marine Harvest and feed equipment company AKVAsmart. The C.A.C. is a commercial-scale trials farm. The activities concentrate on three core areas. The first and substantially the largest is the study of the nutritional contributions fishmeal and fish oil bring to feed and how they can be met with alternative raw materials of vegetable origin. The second area is the optimisation of the use of pigments. The ARC's third topic is the development of special products such as starter feeds and anti-stress diets.

Breeding Research Centre

The Breeding Research Centre (BRC) is based in Boxmeer, the Netherlands, where it is active in supporting Nutreco's worldwide Euribrid breeding activities in Hybro broiler poultry, Hybrid turkeys and Hypor pigs. Researchers at the BRC develop and apply advanced statistical methods for the assessment of breeding values for the selection of candidates. Molecular genetic techniques are exploited in genomics projects for all species bred by Euribrid companies. Another key task for the BRC is the development and maintenance of software to support all data collection, storage and handling. Specialist information analysts and programmers continuously develop the systems in use with the latest advances to meet new requirements. Nutreco has adopted a policy not to use transgenic and gene modification techniques in its breeding activities.

Food Research Centre

The Food Research Centre (FRC) is the most recent addition to the Nutreco R&D activities. It is based in Toledo in Spain. The FRC is active in developing meat processing technology and innovative packaging.

MANAGEMENT ASPECTS: CORPORATE GOVERNANCE

The Dutch Corporate Governance Code (the 'Code') has come into force on 1 January 2004. In compliance with the Code, this 'Corporate governance' chapter will be put for discussion on the agenda of the Annual General Meeting of Shareholders (AGM) to be held on 18 May 2006 under a separate agenda item.

The main points where the Company is not in compliance are the following:

- Appointment of Executive Board members for a (renewable) maximum period of four years. The present members of the Executive Board were all appointed prior to the introduction of the Code and the Company is bound by employment contracts for an unlimited period. The Company intends to comply with the best practice provision of a renewable mandate of a maximum of four years for new members.

- Severance pay limited to one year's fixed remuneration component. The present members of the Executive Board were all appointed prior to the introduction of the Code and the Company is bound by the terms of their employment contracts and the severance payment conditions provided therein. The Company intends to comply with this best practice in respect of future appointments.

- Appointment of the members of the Executive Board and of the Supervisory Board. The Code states as a best practice that the AGM may pass a resolution to cancel the binding nature of a nomination for the appointment of a member of the Executive Board and of the Supervisory Board, or their dismissal, by an absolute majority of the votes cast and allows for a statutory provision of a quorum at the AGM of a minimum of one third of the issued share capital. Nutreco's Articles of Association currently state that such resolution should be passed with a majority of two thirds of the votes cast with more than one third of the issued share capital represented. A proposal to alter the Articles of Association to be in compliance with the Code's best practice shall be submitted to the General Meeting of Shareholders in 2006.

For easy reference, this corporate governance report follows, where practical, the sequence of the best practices as listed in the Code and sets out to what extent the Company applies the best practice provisions of the Code.

COMPLIANCE WITH THE CODE

Changes to the corporate governance structure

As part of the implementation of its 'Rebalancing for Growth' strategy, which was announced on 3 November 2004, the Company submitted on 21 December 2004 at an Extraordinary General Meeting of its shareholders a resolution to form an independent joint venture in the salmon farming business jointly held by the Company for 75% and by Stolt-Nielsen S.A. for the remaining 25% to which each of the shareholders would contribute its fish farming, processing and marketing businesses. The resolution also contained a proposal to enter into a shareholders' agreement. Shareholders approved the proposed transaction unanimously. During the year under review, a proposal to dispose of all or at least 34% of the Company's shares in Marine Harvest N.V. through an IPO or a private sale and, as a consequence, to terminate the shareholders' agreement with Stolt-Nielsen S.A. was submitted to the approval of the Company's shareholders. At an Extraordinary General Meeting held on 16 December 2005, this proposal was approved unanimously. This has since resulted in the sale of Nutreco's entire 75% interest in Marine Harvest on 6 March 2006 for an amount of EUR 881 million.

The Company will continue to submit for discussion and approval by the General Meeting of Shareholders under a separate agenda item each substantial change in the corporate governance structure of the Company and in the compliance by the Company with the Code.

EXECUTIVE BOARD

Composition and division of responsibilities

Following the completion of the Marine Harvest joint venture transaction on 29 April 2005, Mr H. den Bieman, who was a member of the Executive Board and COO Aquaculture, relinquished these positions to join the Executive Board of Marine Harvest N.V. and to take up the position of CEO.

The Executive Board currently consists of three members: Mr W. Dekker, CEO, Mr C. van Rijn, CFO, and Mr J. Steinemann, COO.

The Executive Board is appointed by the General Meeting of Shareholders on the proposal of the Supervisory Board, with the latter indicating whether or not the proposal is binding. This binding character can be waived by a qualified majority of the votes at the General Meeting of Shareholders. At the AGM of 2002, the Supervisory Board agreed not to use the option of making a binding proposal for appointments unless in exceptional circumstances, such as a threatened takeover.

Approval of operational and financial objectives and strategy

As is standard practice within the Company, the Executive Board presented to the Supervisory Board (a) the strategic plan of the Company, (b) the objectives to implement the agreed strategy and (c) the parameters to be used for measuring performance.

Strategy

The year under review was characterised by the implementation of the 'Rebalancing for Growth' strategy.
The Company's 50% interest in Hendrix Poultry Breeders was sold to the remaining shareholder, the Marine Harvest joint venture transaction was completed on 29 April 2005 and the sale of the Company's poultry processing business Pingo Poultry to the Dutch Plukon Royale B.V. was completed on 10 October 2005. Positive market conditions in the salmon business led the Company to propose to its shareholders to dispose of all or at least 34% of its shares in Marine Harvest N.V. through an IPO or, alternatively, through a private sale. This proposal and the consequential termination of the shareholders' agreement with Stolt-Nielsen S.A. were approved at an Extraordinary General Meeting of Shareholders held on 16 December 2005 at which the proposed resolutions were adopted.
Acquisitions were in line with the 'Rebalancing for Growth' strategy focusing on the Company's core animal nutrition and fish feed businesses. In April, Nutreco's Japanese fish feed joint venture acquired the Kirin Feed business and Nutreco subsequently bought out its joint venture partner, the Yamaha Motor Corporation. In September 2005, Nutreco expanded its premix and speciality feed business by acquiring 51% of the shares of Tenusa S.A., a family-owned premix and speciality feed business. The remainder of the shares in Tenusa will be acquired over time.

Operational and financial objectives – Budget

The operational and financial objectives of Nutreco are laid down in the budget. The Executive Board sets the framework and key objectives of the budget. Budgets of Nutreco's operating companies are constructed bottom-up, challenged by the Executive Board and adjusted top-down where necessary to meet Nutreco's objectives. The budget is subsequently submitted for approval to the Supervisory Board, who approved it at its January 2005 meeting. The 2006 budget was approved at the December 2005 meeting of the Supervisory Board.

Internal risk management and control systems

Nutreco maintains operational and financial risk management systems and procedures and has monitoring and reporting systems and procedures. It has a Code of Ethical Conduct, which has been published in the Company's Corporate Social

Responsibility Report since 2001. Since 2004, the Code of Ethical Conduct is published on the Nutreco website (www.nutreco.com). The Code includes a 'Whistleblowing policy' paragraph. Compliance with the Code is monitored by the Compliance Officer of the Company.

Executive Board 'in control' statement

The 'in control' statement of the Executive Board as well as more details on the risk management and internal monitoring and reporting systems and procedures are given under the 'Risk management & internal control' paragraph of this report (page 68).

Sensitivity of the results to external factors and variables

Reference is made to the 'Risk profile' chapter of this report (page 66).

Mandates with third parties

None of the members of the Executive Board is a member or chairman of the Supervisory Board of another listed company. Acceptance of no more than two mandates as a Supervisory Board member or of a mandate as chairman of the Supervisory Board of a listed company requires the prior approval of the Supervisory Board. Other appointments of material importance need to be notified to the Supervisory Board. Mr W. Dekker is a member of the Advisory Board of Rabobank and a member of the Advisory Board of Uitgevende Instellingen Euronext Amsterdam. Mr J. Steinemann is a member of the Supervisory Board of Dörken AG (Germany) and a member of the Board of the Dutch-German Chamber of Commerce. Mr C. van Rijn is Chairman of the Supervisory Board of Langenberg-Fassin B.V. ('s Heerenberg, the Netherlands) and a member of the Advisory Board of Farm Frites Beheer B.V. (Oudenhoorn, the Netherlands).

Conflicts of interest

All members of the Executive Board are currently employed by Nutreco Nederland B.V., a subsidiary of Nutreco Holding N.V. As part of the terms of their employment contract, they have undertaken not to compete with Nutreco activities. Nutreco's Code of Ethical Conduct prevents employees and directors to accept gifts of commercial value for themselves or their relatives, to provide advantages to third parties to the detriment of the Company or to take advantage of business opportunities to which Nutreco is entitled. None of the members of the Executive Board is a supplier of goods or, other than as required to fulfil their employment contract, of services to the Company or its subsidiaries. During the year under review, no conflicts of interest were reported between members of the Executive Board and Nutreco or its subsidiaries.

Loans or guarantees

As a matter of policy, Nutreco does not extend any loans or guarantees to the members of the Executive Board.

SUPERVISORY BOARD

The Supervisory Board currently consists of five members, who are appointed by the General Meeting of Shareholders for a period of four years and can be reappointed for a maximum of two further periods of four years. Mr R. Zwartendijk is Chairman and Mr L. Ligthart is Vice-Chairman. At the beginning of the year under review, the members of the Supervisory Board, next to Mr R. Zwartendijk and Mr L. Ligthart, were Mr Y. Barbieux, Mr J.M. de Jong and Mr S. Rennemo. Upon completion of the establishment of the Marine Harvest joint venture, Mr S. Rennemo, member of the Supervisory Board and of the Audit Committee, relinquished these positions to take up the chairmanship of the Supervisory Board of Marine Harvest N.V. With the assistance of an external adviser, the search for a suitable successor to Mr S. Rennemo was completed with the appointment by the General Meeting of Shareholders of Mr J. Vink to the Supervisory Board. The mandate of Mr L. Ligthart ended on the date of the AGM in May 2005. Mr L. Ligthart was reappointed for a third (and last) four-year period. Following his reappointment, the Supervisory Board re-elected Mr L. Ligthart as its Vice-Chairman and as the Chairman of the Audit Committee.

The duties of the Supervisory Board are to supervise the policies of the Executive Board, the effectiveness and integrity of the internal control and risk management systems and procedures put in place by the Executive Board and the general conduct of affairs within Nutreco and its businesses, and to assist the Executive Board with advice in accordance with the best practices of the Dutch Corporate Governance Code.

In addition, certain (material) decisions of the Executive Board, as specified in the Articles of Association and in the Supervisory Board rules, are also subject to the prior agreement of the Supervisory Board.

Rules

Since 1997, the Supervisory Board uses written rules as a basis for its own functioning and for its relationship with the Executive Board. These rules were updated by the Supervisory Board at its meeting of 18 February 2004. The rules are posted on Nutreco's website (www.nutreco.com).

Information concerning the Supervisory Board

Mr R. Zwartendijk (1939)
Dutch
Chairman
Appointed: 29 January 1999
Reappointed at the AGM of 8 May 2003 for a period of four years expiring at the AGM of 2007

Chairman of the Supervisory Boards of Blokker Holding B.V. and Koninklijke Numico N.V., member of the Supervisory Board of Randstad Holding N.V.

Mr R. Zwartendijk studied Economics in the UK. He was a member of the Executive Board of Koninklijke Ahold N.V. from 1977 till the end of 1998. He started his career as a management trainee with Unilever in 1968. From 1968 till 1970, he was a Sales Manager with Polaroid. From 1970 till 1977, he assumed several management assignments with Molnlyke, where he was Marketing Director, General Manager France and eventually General Manager The Netherlands.

Mr L.J.A.M. Ligthart (1938)
Dutch
Vice-Chairman
Appointed: 1 July 1997
Reappointed at the AGM of 19 May 2005 for a period of four years expiring at the AGM of 2009

Chairman of the Supervisory Board of Nutreco Nederland B.V., member of the Supervisory Boards of Budelpack N.V. and SBM Offshore N.V., member of the Mijnraad and Stichting Preferente Aandelen Buhrmann

Mr L.J.A.M. Ligthart has the Dutch nationality. He obtained a master degree from the University of Tilburg and graduated in Economy at the Europe College. He assumed different management positions at DSM, where he was a member of the Executive Board, lastly as Vice-Chairman, from 1988 till his retirement in 2001.

Mr Y. Barbieux (1938)
French
Appointed: 13 May 1998
Reappointed at the AGM of 23 May 2002 for a period of four years expiring at the AGM of 2006

Chairman of the Board of Elsa Consultants S.A. (Switzerland), member of the Boards of Micro Consulting (Switzerland), ARC International (France), Claranor (France), Poweo S.A. (France) and Voluntis S.A. (France)

Mr Y. Barbieux graduated as an engineer from the Ecole Centrale des Arts et Manufactures in Paris and holds an MBA from the Harvard Business School. He held various management functions with Nestlé.

Mr J.M. de Jong (1945)
Dutch
Appointed: 28 August 2003
Appointed at the AGM of 28 August 2003 for a period of four years expiring at the AGM of 2007

Chairman of the Supervisory Board of Cementbouw B.V., Vice-Chairman of the Supervisory Board of Heineken N.V., member of the Supervisory Boards of Dura Vermeer Groep N.V., Aon Groep Nederland B.V. and Onderlinge Levensverz-Mij.

''s-Gravenhage' U.A., member of the Boards of Cement Roadstone Holdings plc (Ireland), Kredietbank S.A. Luxembourgeoise (Luxembourg) and Banco Antonveneta SpA (Italy)

Mr J.M. de Jong studied Economics at the Gemeentelijke Universiteit Amsterdam and obtained an MBA degree at INSEAD. In 1987, he attended the International Senior Management Program at the Harvard Business School. He started his career at the Algemene Bank Nederland N.V., where he held various management positions and, from 1989 till the end of 2001, was a member of the Executive Board of ABN Bank N.V., subsequently ABN Amro Bank N.V. As from January 2002, he is an adviser to the Chairman of the Executive Board of ABN Amro Bank N.V.

Mr J.A.J. Vink (1947)
Dutch
Appointed: 19 May 2005
Appointed at the AGM of 19 May 2005 for a period of four years expiring at the AGM of 2009

Chairman of the Supervisory Board of Samas-Groep N.V., Vice-Chairman of the Supervisory Board of Sovion N.V., member of the Supervisory Boards of Wegener N.V. and Cargill B.V., member of the Advisory Board of the Wageningen University and Research Centre

Mr J.A.J. Vink studied Organic Chemistry at the Leiden University and graduated in 1972 in Mathematics and Natural Sciences. In 1974, he joined the Wessanen food company and moved to CSM in 1983. On 1 May 2005, after a career of 22 years with CSM, he left this food company, where he was Chairman of the Executive Board from 1997 to 2005.

Independence and conflicts of interest

All Supervisory Board members are independent from the Company within the meaning of best practice provision III.2.2 of the Code. None of the members is a member of the Executive Board of a Dutch listed company. There are no interlocking directorships. None are or were in the past employed by Nutreco and/or represent directly or indirectly a shareholder of Nutreco or a supplier or customer of the Company. None of the members of the Supervisory Board provides any services outside his board memberships or has any direct or indirect ties with Nutreco outside his Supervisory Board membership. Mr L. Ligthart chairs the Supervisory Board of Nutreco Nederland B.V., a subsidiary of the Company. The Supervisory Board rules contain provisions with regard to potential conflicts of interest. In the year under review, no transactions with a potential conflict of interest took place.

The Code states as a best practice that all transactions between the Company and legal or natural persons who hold at least 10% of the shares in the Company shall be agreed under the conditions customary in this branch of industry. The Company has dealings with ING, which declared a 10% interest on 9 June 1999. This financial institution is a member of the bank syndicate which granted a syndicated bank loan in 2005. As part of this syndicated bank loan, financial transactions took place throughout the year with several banks, including the aforementioned bank, which is a shareholder in the issued share capital. In addition, ABN Amro was one of the joint global coordinators and ING was a joint bookrunner in the Marine Harvest Initial Public Offering, which was planned to be launched in the first half of 2006. ING also advised the Company with the IPO process under a separate advisory contract. Such transactions were carried out subject to conditions customary for such transactions in this branch of industry.

Fixed remuneration – Shares in Nutreco

As provided in the Articles of Association, none of the Supervisory Board members receives a remuneration that is dependent on the financial performance of Nutreco. The Supervisory Board rules require members' individual shareholdings in the Company to serve for the sole purpose of long-term investment only. With the exception of Mr Y. Barbieux, who held 441 shares in the Company as at 31 December 2005, none of the Supervisory Board members is holding any share or option rights to acquire shares in Nutreco.

Shares or other securities in Dutch listed companies other than Nutreco

The Supervisory Board has drawn up regulations concerning ownership of and transactions in securities held by members of the Supervisory Board in Dutch listed companies other than Nutreco according to which such transactions need to be notified to the Company Secretary, also Compliance Officer, on a quarterly basis. Notifications to that effect were received by the Company Secretary. None of the notifications concerned trading in Nutreco shares.

Loans or guarantees

As a matter of policy, Nutreco does not extend any loans or guarantees to the members of the Supervisory Board.

Profile

A profile setting out the desired expertise and background of the Supervisory Board members is part of the Supervisory Board rules and was used in the process of selecting Supervisory Board members. Two of the Supervisory Board members can be regarded as a financial expert within the meaning of best practice III.3.2. Mr L. Ligthart was CFO and Vice-Chairman of the Executive Board of DSM N.V. (the Netherlands) and Mr J.M. de Jong was a member of the Executive Board of ABN Amro Bank N.V. (the Netherlands).

Company Secretary

The Supervisory Board receives support from Mr B. Verwilghen, Company Secretary, also Compliance Officer and Director of Legal Affairs and Insurance.

Audit Committee

The Supervisory Board resolved during the course of 2002 to appoint two of its members to act as the Supervisory Board's Audit Committee. Mr L. Ligthart chairs the Audit Committee. Upon completion of the Marine Harvest transaction on 29 April 2005, Mr S. Rennemo stepped down as a member of the Audit Committee and following the appointment of Mr J. Vink to the Supervisory Board, the Supervisory Board appointed Mr J. Vink as a member of the Audit Committee.

The duties of the Audit Committee are to ascertain that the Company maintains adequate procedures and control systems to manage the financial and operational risks to which the Company is exposed and to oversee the integrity of the Company's financial reporting.

During the year under review, the Audit Committee met three times and held telephone conferences with the CEO and the CFO on matters falling within the scope of the Audit Committee. All meetings were attended by the Company's external auditor, KPMG Accountants N.V.

Main subjects handled by the Audit Committee were the financial statements for the year 2004, the continuation and establishment of the Marine Harvest joint venture, the 2005 interim financial statements, risk management, the results of the internal control audits, IT security, the IFRS implementation, the Marine Harvest joint venture financial statements and the Company's tax policy. The following other topics were reviewed: the draft annual report 2005 and the report of the Audit Committee, the KPMG management letter 2004, the external audit scope for 2006 and the fee proposal for KPMG's auditing services for 2006, the internal audit programme for 2006 and the follow-up of the recommendations of the Audit Committee, the internal auditor and the external auditor.

Risk management

Please refer to the 'Risk management & internal control' paragraph on page 68 of this report.

Remuneration Committee

The Remuneration Committee consists of Mr J.M. de Jong (Chairman), Mr R. Zwartendijk and Mr Y. Barbieux (members).

The Remuneration Committee meets at least once a year with the CEO. The Remuneration Committee seeks advice from specialised advisers when deemed useful. The Remuneration Committee makes recommendations to the Supervisory Board. The Supervisory Board has discretionary powers within the limits set by the remuneration policy (see below) as approved by the General Meeting of Shareholders to decide on the award of performance shares and performance options to members of the Executive Board and the Management Committee and of performance options to a range of managers and executives, on the granting of a long-term award to certain staff not qualifying for performance shares or performance options and on the execution of the employee share participation scheme.

During the year under review, the Remuneration Committee met three times. The first meeting was convened to review the Company's performance ratings system and to discuss the Nutreco Performance Management System, which was gradually being introduced in the Company to rate management and staff performance against pre-agreed targets. As a second main topic, performance targets for the year 2005 were proposed and discussed. At the second meeting, the remuneration of the Supervisory Board was reviewed taking into account a benchmark study provided by a specialist external consultant and a proposal for a modest increase of the remuneration of the Chairman and the members of the Supervisory Board, of the Audit Committee and of the Remuneration Committee was made. As a second topic, the performance of the Executive Board was rated against the 2004 targets and performance targets for the year 2005 were set. Save for inflation correction, it was decided that the salaries of the Executive Board would not increase during the year and guidelines were set for the salary increases of senior management. As a result of the delisting of two companies of the base salary peer group and one company of the long-term incentive peer group, new peers were proposed. The Committee decided on the award of performance shares and performance options, on the cash award for senior staff and on the granting of shares at a discount following the employee participation scheme, subject to approval at the Annual General Meeting of Shareholders. At the third meeting, the remuneration of the Supervisory Board and of the Executive Board was reviewed using benchmark studies provided by a specialist external consultant. On 6 March 2006, the Company signed an agreement with Geveran Trading Co. Ltd. under which Nutreco's 75% interest in Marine Harvest was sold. As a result of this agreement, Nutreco will change significantly. Upon completion of the transaction, Nutreco and Marine Harvest (the latter within Pan fish ASA) will further develop as two stand-alone companies. For Marine Harvest employees (50), participation in the long-term incentive plan based on Nutreco's performance will no longer be valid. As a result of this fundamental change in the Company's profile, the Executive Board has decided, with the approval of the Supervisory Board, to accelerate the vesting schedule for performance-based shares and performance-based options granted in 2004 and 2005, in accordance with the scope offered by the rules and regulations. The accelerated vesting of the performance-based options will be on the basis of the closing price of 6 March 2006, the date on which the agreement with Geveran Trading Co. Ltd. was signed. The closing price on 6 March 2006 was EUR 47.49. Based on the TSR (Total Shareholders' Return) calculation relating to number of shares and options to be granted, carried out by an external consultant, the number of 2004 performance-based shares and options amounts to 100% of the shares and options granted in 2004. The TSR for the 2005 performance-based shares and options amounts to 150%. With regard to the Executive Board, this accelerated vesting proposal will be submitted to the General Meeting of Shareholders for approval.

Selection and Appointment Committee

Since the introduction of the Corporate Governance Code, a separate Selection and Appointment Committee was installed, consisting of the members of the Supervisory Board. The Chairman of the Supervisory Board acts as Chairman of the Selection and Appointment Committee. The Committee meets on an ad hoc basis and deliberated, during the year under review, on the selection and appointment of a successor to Mr S. Rennemo, who stepped down upon completion of the Marine Harvest joint venture to take up chairmanship of the Supervisory Board of Marine Harvest, and on the reappointment of Mr L. Ligthart for a third four-year mandate.

Remuneration of the Supervisory Board and its Committees

In 2005, an increase in the remuneration of the Supervisory Board and its Committees was approved at the Annual General Meeting of Shareholders. The total remuneration of the members of the Supervisory Board amounted to EUR 207,875 (2004: EUR 179,979). For the individual remuneration, please refer to page 117 of the financial statements. The Chairman of the Audit Committee was paid EUR 10,000 and the other member EUR 7,500. As Chairman of the Supervisory Board of Nutreco Nederland B.V., Mr L. Ligthart was paid EUR 10,000 in 2005. Members of the Remuneration Committee were paid EUR 5,000 and the Chairman of the Remuneration Committee was paid EUR 7,500. No separate remuneration was paid during the year under review to the members of the Selection and Appointment Committee. These amounts are gross amounts per year. Remuneration of the Supervisory Board will be reviewed once a year.

EXECUTIVE BOARD REMUNERATION POLICY

In compliance with the Code's best practices, the Company's remuneration policy applying as from 2004 onwards was described in the 2003 Annual Report and presented in further detail to the Annual General Meeting of Shareholders of 13 May 2004, which adopted the proposed policy. At the 2005 Annual General Meeting of Shareholders, minor changes were proposed and approved.

The objectives of the remuneration policy are to attract, motivate and retain good management, and to achieve a market-compliant remuneration policy based on a median level and a variable remuneration linked to certain measurable objectives, directly related to the desired performances of the Company. The remuneration level and the different components of the remuneration are reviewed by the Remuneration Committee on at least a yearly basis.

Remuneration of the Executive Board consists of the following components:

- a base salary which is fixed and will be reviewed once a year
- a bonus ranging from 0% to 60% (for members of the Executive Board) and to 75% (for the CEO), depending on the achievement in the opinion of the Supervisory Board, upon the advice of the Remuneration Committee, of performance targets set out in performance contracts. These targets cover a range of financial, strategic and operational criteria
- advantages in kind such as health insurance, a company car and an amount for compensation of expenses
- pension contributions
- performance shares
- performance options

A labour market reference group ('peer group') was constituted for the Executive Board remuneration. In 2004 the peer group consisted of the following mix of twelve Euronext Amsterdam AEX- and AMX-listed companies:

- Buhrmann
- CSM
- Hagemeijer
- KLM
- Numico
- Randstad
- Stork
- Vedior
- Vendex KBB
- Volker Wessel Stevin
- Wessanen
- Wolters Kluwer

During the course of 2004, Vendex KBB and KLM were delisted, and a proposal to replace these peers by Océ and SBM Offshore was approved at the Annual General Meeting of Shareholders of 19 May 2005. After Volker Wessel Stevin was removed from the list, no substitution was made.

Base salary
The base salary was not increased during the year 2005; however, an inflation adjustment of 1.25% was made effective as from 1 May 2005. At the February 2006 meeting of the Remuneration Committee, a proposal to apply inflation adjustment plus an increase of the base salary of 5% in total was approved.

Pensions
At the Annual General Meeting of Shareholders of 2005, the pension plan for Executive Board members was changed from a final pay-based defined benefit plan into a defined contribution plan based on career average wages.

Bonus
Upon recommendation of the Remuneration Committee, the Supervisory Board set a number of challenging financial, strategic and operational performance targets for the Executive Board. Financial performance targets have a weighting of 75%, strategic and operational targets have a weighting of 12.5% each of the bonus. Because of the sensitive nature of the specific performance targets, the Supervisory Board has adopted the policy not to disclose details of the performance targets.

At the meeting of 15 February 2006, the Remuneration Committee proposed to the Supervisory Board to allocate a score almost equal to the maximum to the Executive Board's performance against the targets set for 2005, resulting in a bonus payment of 73% of the base salary to the CEO and 58.3% of the base salary to the members of the Executive Board. The Supervisory Board approved the proposal made by the Remuneration Committee.

Advantages in kind
These are health insurance and a company car. The compensation for expenses amounts to EUR 3,471 per year for each of the members of the Executive Board.

Performance shares

These are shares granted by the Supervisory Board in February 2005 without financial consideration and are part of the long-term incentive plan designed for members of the Executive Board and members of the Management Committee. The following number of performance shares was granted in the year under review:

- CEO: 30,000
- Other members of the Executive Board: 20,000
- Other members of the Management Committee: 7,000

During the three-year vesting period, the costs of these shares determined according to IFRS will be recognised in the profit and loss account as personnel costs. Upon granting, targets are set by the Supervisory Board upon the advice of the Remuneration Committee.

The actual number of performance shares received by the Executive Board and the Management Committee ('vesting') depends on the Total Shareholders' Return (TSR) performance over a three-year period compared to the TSR performance of a selected peer group. TSR measures the returns received by a shareholder and captures both the change in the Nutreco share price and the value of dividend income, based on the assumption that dividends are reinvested in Nutreco shares at the date the shares go ex-dividend. The remuneration policy as adopted at the Annual General Meeting of Shareholders of 13 May 2004 states that Nutreco's TSR will be compared to the following peer group of listed companies:

- Campofrio Alimentacion S.A. (Spain)
- Conagra Foods Inc. (USA)
- CSM N.V. (Netherlands)
- Evialis S.A. (France)
- Fugro N.V. (Netherlands)
- Heijmans N.V. (Netherlands)
- Koninklijke Boskalis Westminster N.V. (Netherlands)
- Koninklijke Vopak N.V. (Netherlands)
- Koninklijke Wessanen N.V. Netherlands)
- L.D.C. S.A. (France)
- Océ N.V. (Netherlands)
- Stork N.V. (Netherlands) – replacing Vendex KBB N.V.

Vesting of the performance shares shall occur after three years as set out below:

Ranking	Maximum number of vested performance shares as % of granted performance shares
1	150%
2	138%
3	125%
4	113%
5	100%
6	100%
7	100%
8	70%
9	40%
10	10%
11	0%
12	0%
13	0%

The Company's position in the peer group will be verified upon vesting by Nutreco's external adviser.

Nutreco's position in the peer group upon granting performance shares on 18 February 2004 was number 13 out of 13 companies. Performance shares shall be held for a minimum period of five years from the vesting date or till the end of employment of the member of the Executive Board or the Management Committee concerned, whichever is the shortest.

Performance options
At the meeting of the Supervisory Board held on 16 February 2005, the CEO, Mr W. Dekker, was awarded 11,250 performance options and the other members of the Executive Board were awarded 7,500 performance options each. The other members of the Management Committee were awarded 3,000 performance options each. For these performance options, the same vesting criteria apply as for the performance shares. These performance options may not be exercised prior to the vesting date, which is 1 May, three years after granting.

In 2004, the Supervisory Board decided to limit the number of beneficiaries to 53. On 16 February 2005, the Supervisory Board, upon recommendation of the Remuneration Committee, eventually granted 177,750 performance options to a total of 47 beneficiaries.

The granting of performance-based shares and options is governed by a set of rules and regulations that are annually deposited with the Netherlands Authority for the Financial Markets. These rules and regulations provide for the possibility of accelerated vesting in certain circumstances.

LONG-TERM AWARD PLAN

A long-term award plan was designed for the group of managers and staff who from 2004 onwards no longer qualify for performance shares and/or performance options. Based on the Hay job classification, beneficiaries of the long-term award plan receive an award, the amount of which is determined by the Supervisory Board each year. The award is payable after three years, subject to the condition that Nutreco meets the same performance criteria as those applying to the performance shares and the performance options, with 50% of the amount being not performance-based. The purpose of the award is to serve as a long-term incentive.

SHARES OWNED BY THE SUPERVISORY BOARD AND BY THE EXECUTIVE BOARD

Members of the Executive Board are shareholders of the Company. As at 31 December 2005, they jointly held 12,433 shares (2004: 23,598), 11,051 of which were held by Mr W. Dekker and 1,382 by Mr C. van Rijn. One Supervisory Board member, Mr Y. Barbieux, held 441 shares.

For the movement in stock options held by the Executive Board and other managerial staff, please refer to pages 115-116 of the financial statements.

EMPLOYEE SHARE PARTICIPATION SCHEME

On 15 March 1999, the Company introduced an employee share participation scheme. Each year, the Supervisory Board decides whether the Company's performance allows execution of the employee share participation scheme. In any year in which the employee share participation scheme is allowed, each employee of a Nutreco company is granted the opportunity to buy Nutreco shares up to a maximum of EUR 1,800 during a defined period. Everyone who subscribes also receives a bonus of 25% (or less, depending on restrictions imposed by national legislation for certain foreign staff) on the subscription in the form of additional shares. Bonus conditions may change from one year to another. The purchase price per share equals the closing market price 21 days after the publication of the annual results. The shares bought under the employee share participation scheme are put in a stock deposit with Rabobank during a period of three years. During this period, these shares cannot be sold or transferred.

On 16 February 2005, the Supervisory Board decided that the 2004 results of the Company allowed the execution of the employee share participation scheme. Under this plan, employees bought 28,219 (including bonus) shares during 2005 (2004: 37,558).

SHAREHOLDERS AND THE GENERAL MEETING OF SHAREHOLDERS

Share capital – Movements

The authorised share capital amounts to EUR 41,520,000 and consists of 55 million shares, 16 million cumulative preference shares 'A', 71 million cumulative preference shares 'D' and 31 million cumulative financing preference shares 'E'. The cumulative preference shares 'D' and 'E' have not been issued.

The issued share capital consists of shares, which are listed on the Euronext Amsterdam Stock Exchange, and the cumulative preference shares 'A', which are not listed. As at the end of the year, a total of 34,868,682 shares had been issued, of which 341,091 were held in treasury. Based upon the authorisation to issue shares granted by the General Meeting of Shareholders on 19 May 2005, 316,702 shares were issued as stock dividend for the final dividend on 10 June 2005. On 24 August 2005, 69,348 shares were issued in connection with the interim (stock) dividend.

During the year under review, no own shares were purchased.

Cumulative preference shares 'A' – MaesInvest B.V.

A total of 6,241,500 cumulative preference shares 'A' have been issued. These shares already existed prior to the IPO of 1997. During the year under review, no new cumulative preference shares 'A' were issued. In accordance with Article 27.1(b) of the Articles of Association, the dividend which in 1996 was fixed at 6.9% for the statutory period of seven years had to be reset on 31 December 2003. The new dividend applying from 1 January 2004 onwards amounts to 6.66% for the next seven years expiring on 31 December 2010.

Fortis Utrecht N.V. companies hold 40% or 2,496,600 of the cumulative preference shares 'A'. MaesInvest B.V. holds 3,744,900 cumulative preference shares 'A'. This represents 9.11% of the total issued capital of Nutreco Holding N.V. or 60% of the cumulative preference shares 'A'. Shares in MaesInvest B.V. are held by Rabobank Nederland Participatiemaatschappij B.V., ABN Amro Bank N.V. and NIB Capital Bank Custody N.V., which each have an interest of one third of the issued share capital of MaesInvest B.V.

Under IFRS, the cumulative preference shares 'A' with their current terms and conditions do not qualify any more as equity and will be reported as financial liability. The Company is investigating the possibility to renegotiate the terms and conditions of the cumulative preference shares 'A' to enable reclassification thereof as equity. This would require a change in the Articles of Association of the Company.

Discussions held with the holders of the cumulative preference 'A' shares during the year under review did not come to fruition and will be pursued during the course of 2006.

General Meetings held in 2005

During the year 2005, two General Meetings of Shareholders were held: the Annual General Meeting of Shareholders on 19 May 2005 and an Extraordinary General Meeting of Shareholders on 16 December 2005. The agenda with explanatory notes and the 2004 Annual Report were sent free of charge, in advance, to shareholders requesting same. They were also lodged for perusal at the offices of Nutreco Holding N.V. and Rabo Securities (Amsterdam) and placed on the Nutreco website. At the Annual General Meeting of Shareholders, the 2004 Social and Environmental Report was made available. The Dutch version of the minutes of the meetings was placed as a draft on the website within the requisite time of three months. No comments on the draft were received and the minutes were adopted. The translation of the minutes into English was published shortly afterwards. The Agenda for the Extraordinary General Meeting of Shareholders and the explanatory memorandum were made available in the same way. The minutes of the meeting were placed on the Company's website within the requisite time of three months. Both the Annual and the Extraordinary General Meeting of Shareholders were webcasted live.

At the Extraordinary General Meeting of Shareholders, a proposal to divest all or at least 34% of Nutreco's shares in Marine Harvest N.V. through an Initial Public Offering or through a private sale was approved with an overwhelming majority and nil opposing votes.

All shares, both ordinary and cumulative preference shares 'A', carry equal rights where it concerns voting at the General Meeting of Shareholders. Votes may be cast directly or through a proxy. The Articles of Association do not provide in the possibility to issue depository shares (certificaten). During the General Meeting of Shareholders on 19 May 2005, a total of 6,241,500 cumulative preference shares 'A', or 100% of the issued cumulative preference shares 'A', and 13,533,210 shares, or 39% of the issued shares, were represented. Of the latter, 17,083 shares were represented by 96 shareholders attending the meeting in person and 13,516,127 shares were represented by proxies (89). During the Extraordinary General Meeting of Shareholders on 16 December 2005, a total of 6,241,500 cumulative preference shares 'A', or 100% of the issued cumulative preference shares 'A', and 12,063,508 shares, or 35% of the issued shares, were represented. Of the latter, 2,720 shares were represented by 17 shareholders attending the meeting in person and 12,060,788 were represented by proxies (16). The aforementioned figures show that General Meetings have a high degree of attendance or representation and that proxies are effectively used by shareholders.

Shareholders holding or representing 1% or more of the issued share capital are entitled to propose items on the agenda of the General Meeting of Shareholders in accordance with the Articles of Association. This right was not exercised in 2005.

Discharge to the Supervisory Board and to the Executive Board was dealt with as a separate item on the agenda and was approved by the General Meeting of Shareholders. In accordance with the Articles of Association, a registration date for the exercise of voting rights was determined for each of the General Meetings of Shareholders held in the year under review.

Profit appropriation

The dividend policy of the Company was dealt with and explained as a separate item on the agenda at the General Meeting of Shareholders. At the Annual General Meeting of Shareholders of 19 May 2005, the dividend over the year 2004 was proposed within the parameters set by the existing dividend policy. At the Annual General Meeting of Shareholders to be held on 18 May 2006, a new dividend policy with an increased payout ratio will be submitted to shareholders for their approval.

Statutory regulations concerning appropriation of profits

Distribution of net profit according to the Articles of Association, as stipulated in Articles 27 and 28, can be summarised as follows:

Out of the profits made in the preceding financial year, first of all, if possible, 6.66% shall be distributed, on an annual basis, on the obligatory paid-up portion of the cumulative preference shares 'A'. Following the first reset of the dividend on 31 December 2003, this percentage will apply as long as the cumulative preference shares 'A' are outstanding up to 2010.

If, in the course of any financial year, an issue of cumulative preference shares 'A' has taken place, the dividend with respect to that financial year shall be reduced pro rata to the day of issue.

If the profits realised in any financial year should not be sufficient to pay the said percentage, the said percentage shall be paid from the reserves for as much as necessary, provided that such payment is not made out of the share 'A' premium account. If the free distributable reserves in any financial year are not sufficient to pay the said percentage, distributions in subsequent years shall apply only after the deficit has been recovered. No further distributions shall be made on the cumulative preference shares 'A'. If a writedown has taken place against the share 'A' premium account, the profits made in subsequent years shall first of all be allocated to compensate for the amounts written down.

Similar to cumulative preference shares 'A', cumulative preference shares 'D' and cumulative financing preference shares 'E', none of which have been issued, carry special rights in respect of the distribution of the net profit.

Of the profit remaining after payment to holders of preference shares 'A', 'D' and 'E', such amounts will be reserved as the Executive Board shall decide, subject to the approval of the Supervisory Board and subject to the adoption of the annual results at the Annual General Meeting of Shareholders.

The profit remaining after the provisions of the previous paragraphs have been met shall be at the free disposal of the General Meeting of Shareholders. In a tie vote regarding a proposal to distribute or reserve profits, the profits concerned shall be reserved.

The Company may distribute profits only if and to the extent that its shareholders' equity is greater than the sum of the paid and called-up part of the issued capital and the reserves which must be maintained by virtue of the law. Any distribution other than an interim dividend may be made only after adoption of the financial statements which show that they are justified.

The General Meeting of Shareholders shall be authorised to resolve, at the proposal of the Executive Board, which proposal shall be subject to the approval of the Supervisory Board, to make distributions to the shareholders from the general reserves.

Interim dividends shall automatically be distributed on the cumulative preference shares 'A'. The Executive Board, subject to the approval of the Supervisory Board, may resolve to declare interim dividends on the other classes of shares, provided that interim dividends on the cumulative preference shares 'A' can be distributed.

Dividends are payable as from a date to be determined by the Supervisory Board. This date may differ for distributions on shares, cumulative preference shares 'A', cumulative preference shares 'D' and for distribution on the series of cumulative financing preference shares 'E'. Dividends which have not been collected within five years of the start of the second day on which they became due and payable shall revert to the Company.

Subject to the approval of the Supervisory Board and after appointment of the General Meeting of Shareholders, the Executive Board shall be authorised to determine that a distribution on shares, in whole or in part, shall be made in the form of shares in the capital of the Company rather than cash, or that the shareholders, wholly or partly, shall have the choice between distribution in cash or in the form of shares in the capital of the Company. Subject to the approval of the Supervisory Board, the Executive Board shall determine the conditions on which such a choice may be made. If the Executive Board is not appointed as the authorised body to resolve to issue such shares, the General Meeting of Shareholders will have the authority as mentioned hereinbefore on the proposal of the Executive Board and subject to the approval of the Supervisory Board.

Dividend proposal 2005

At the introduction of shares on Euronext (formerly the AEX Stock Exchange), the Company stated its dividend policy. This policy was explained at the Annual General Meeting of Shareholders of 13 May 2004 in compliance with the Code's best practices. The policy stated that an annual dividend of 30-35% of the total result attributable to equity holders of Nutreco would be distributed in an interim and final dividend, which, subject to the provisions of the Articles of Association, may be distributed in cash or in the form of shares at the shareholder's option.

At the Annual General Meeting of Shareholders of 2006, a proposal to change the dividend policy and to increase the dividend payout ratio to 35-45% will be submitted to shareholders for their approval.

The General Meeting of Shareholders will be recommended to declare a dividend of EUR 1.52 (2004: 0.53) per share for the 2005 financial year. This comes down to a payout of 35% (2004: 35%) of the total result, excluding impairment and the book result on disposed activities (on balance EUR 15,3 million), attributable to equity holders of Nutreco over the period from 1 January 2005 to 31 December 2005. In August 2005, the Company already distributed an interim dividend of EUR 0.20 (2004: 0.14) per share. Following adoption of the proposal, the final dividend of EUR 1.32 can be received in cash or in shares, chargeable to the share premium account, at the shareholder's option. The ratio between the value of the stock dividend and the cash dividend will be determined after the close of trading on 18 May 2006, on the basis of that day's closing price.

SPECIAL RIGHTS PROVIDED FOR BY THE ARTICLES OF ASSOCIATION

Special rights to holders of cumulative preference shares 'A'

Each share carries the right to cast one vote in the General Meeting of Shareholders. A number of special powers have been conferred on the holders of cumulative preference shares 'A' under the Articles of Association.

The prior approval of the meeting of holders of cumulative preference shares 'A' is needed before the General Meeting of Shareholders may pass a resolution to amend certain articles of the Articles of Association, to issue cumulative preference shares 'A', to appoint the Executive Board as the authorised board to issue cumulative preference shares 'A' and to authorise the Executive Board to acquire shares in the Company's own capital, and resolutions to reduce the issued share capital.

Stichting Continuïteit Nutreco (anti-takeover construction)

Nutreco Holding N.V. has a put option to place a number of cumulative preference shares 'D' of the Company with the 'Stichting Continuïteit Nutreco' (Foundation). In addition, the Foundation has a call option to acquire a number of cumulative preference shares 'D' in the Company. In both instances, such number may equal the total issued share capital before such issue minus any issued cumulative financing preference shares 'E' and purchased own shares.

The Foundation was organised to care for the interests of the Company, the enterprise connected therewith and all interested parties, such as shareholders and employees, by, among other things, preventing as much as possible influences which would threaten the continuity, independence and identity of the Company in a manner contrary to such interests. The Foundation is an independent legal entity and is not owned or controlled by any other legal entity.

The Board of the Foundation consists of Mr J. Veltman (Chairman), Mr P. Barbas, Mr J. de Rooij, Prof J. Huizink and Mr C. van den Boogert. The Executive Board of Nutreco Holding N.V. and the Board of Stichting Continuïteit Nutreco hereby jointly declare that Stichting Continuïteit Nutreco is independent from Nutreco Holding N.V., as required in appendix X to the Listing Rules of Euronext Amsterdam N.V.

Cumulative financing preference shares 'E'

At the General Meeting of Shareholders of 19 May 2005, in accordance with the Articles of Association, the Executive Board was designated as the corporate body authorised for a period of eighteen months, and subject to the prior approval of the Supervisory Board, to issue and/or grant rights to subscribe for cumulative financing preference shares 'E' up to a nominal amount which, at the time of such issue or the granting of such rights, equals 30% of all the outstanding shares in the share capital of the Company, excluding the issued cumulative preference shares 'D'. Cumulative financing preference shares 'E' must be fully paid up upon issue. They only exist in registered form. No share certificates are issued for cumulative financing preference shares 'E'. Cumulative financing preference shares 'E' are intended to be issued by the Company for financing purposes.

Advisory Board for Sustainable Development

During the year under review, Nutreco continued its policy of conducting an intensive dialogue with a broad range of stakeholders, including investors, employees, government representatives, customers, interest groups and consumer representatives. These meetings mainly served to stay acquainted with the opinions on Nutreco held by these groups so as to find out how the Company might be able to improve its public role. A detailed report on this has been included in the Corporate Social Responsibility Report. In the year 2002, Nutreco set up an Advisory Board consisting of leading scientists from the Netherlands and the United Kingdom, with great expertise in the areas of food, agriculture, aquaculture and the environment. The Nutreco Advisory Board for Sustainable Development consists of Prof Dr Ir A. Dijkhuizen (Wageningen Agricultural University and Research Centre, Chairman), Prof Dr J. Hautvast (Wageningen Centre for Food Science), Prof Dr H. Hummels (Nyenrode University and ING) and Prof Dr D. Broom (Cambridge University).

Appointment of the external auditor

At the General Meeting of Shareholders held on 19 May 2005, KPMG Accountants N.V. was appointed as the Company's external auditor for a period of one year, expiring at the General Meeting of Shareholders of 2006. Because the external auditor's work necessarily covers a complete accounting year and a hypothetical change of external auditor during the course of an accounting year would be impractical, it is the intention to submit to the General Meeting of Shareholders to be held on 18 May 2006 the appointment of KPMG Accountants N.V. as Nutreco's external auditor for a period expiring at the end of the accounting year following its appointment (i.e. till 31 December 2007).

MANAGEMENT ASPECTS: RISK PROFILE

Entrepreneurship involves risks. Achievement of Nutreco's business objectives depends, among other things, on external economic factors, the unpredictability of market trends, extreme weather conditions, other calamities and human factors. Given below is an overview of the key elements of Nutreco's internal risk management and control systems, which are aimed at the adequate and effective control of such risks.

OPERATIONAL RISKS

Market risks

Further implementation of the 'Rebalancing for Growth' strategy and the disposal of the pork and poultry meat activities in the Benelux have made the Company less sensitive to price fluctuations in these markets. Risk exposure to salmon price fluctuations relates to the valuation of the 75% interest in the new Marine Harvest company. In 2005, the sale of salmon and meat products still accounted for about 30% (2004: 47%) of Nutreco's overall revenues. The Spanish poultry businesses are seeking to further reduce their price sensitivity by means of specific contract conditions and product diversification.

Price fluctuations on the world market for raw materials such as grain, maize, soya, fishmeal and fish oil are the principal factors underlying volatility in the cost price of feed. Under normal market conditions, Nutreco is able to pass on price changes of raw materials, including currency exchange effects, to its buyers within a reasonably short time lag. In 2005, price movements of these raw materials were less volatile than in 2004. On the Dutch compound feed market, Nutreco had to contend with price cuts by competitors, which put the margins under pressure.

In the traditional raw materials used in cattle feed, such as soya, maize and grain, there is growing demand for raw materials that are produced in a sustainable way. Together with interested parties and several NGOs (non-governmental organisations), Nutreco is encouraging the production of these raw materials. The availability of fish oil and fishmeal is becoming increasingly problematic. In response to their declining natural availability, Nutreco is carrying out active research into the use of alternatives, also of vegetable origin.

Technical risks: raw materials and food safety

Many of Nutreco's technical risks relate to the purchase and processing of safe raw materials. In this regard, the NuTrace system has proven its efficacy. The initiatives within the framework of TrusQ, the partnership with companies active on the Dutch compound feed market to promote food safety in the product chain of eggs, meat and dairy products, have resulted in a better preselection of suppliers and products. The raw materials purchased from these suppliers have a below-average risk profile.

During the year under review, a number of raw materials suppliers were called to account in connection with their product quality and product composition. No conditions occurred that required the Company to issue warnings or recall products. In light of these efforts, Nutreco considers the risks attaching to the production as limited. The fish and meat activities are prone to the risk of bacterial contamination of products. During the year under review, Nutreco faced cases of salmonella contamination at one of its production facilities for poultry products in Spain (Sada). One contamination had not been noticed in time.

Nutreco regrets that a number of consumers had already been exposed to the contaminated products. The consequences of this incident have since been fully attended to. More than 90% has since been compensated under the Company's product liability insurance.

Product and product development risks

Legislation and regulation in the various markets in respect of the products in Nutreco's portfolio are constantly subject to change. Product innovation, through the use of new technologies and insights on the one hand and Nutreco's ambition regarding the use of alternative and more sustainable raw materials on the other, has an impact on the complexity of the production processes and on compliance with legislation and regulation, thus raising the risk profile of Nutreco's activities. These risks have so far proven controllable, partly owing to the monitoring of the quality of product development processes by Nutreco's research centres, as well as to the continual testing of innovations against legislation and regulation.

FINANCIAL AND REPORTING RISKS

Credit risks

Improved market conditions for some of Nutreco's buyers resulted in better payment behaviour and higher creditworthiness. Furthermore, in 2005, Nutreco reaped the benefits of the credit control programme carried out by most Nutreco operating companies. As a result, compared to previous years, risks arising from the debtor portfolio declined.

Interest risks

Compared to the previous year, the average debt position – and by extension interest risk exposure – declined. Furthermore, from 29 April 2005, the Company granted shareholders' loans at a variable interest rate to Marine Harvest, which also removed the interest risk exposure of this portion of the debt. A substantial part of the interest obligations is fixed (2005: 66%). As a result, Nutreco is sensitive to market interest rate movements to only a very limited extent. Nutreco intends to continue this policy.

Currency risks

Most currency transaction risks within Nutreco relate to fish farming activities. Due to the establishment of Marine Harvest as an independent company, exposure to currency transaction risks will in future be reduced considerably. The remaining transaction risks largely relate to the purchase of raw materials. Since exchange rate fluctuations, like fluctuations in the prices of raw materials, can largely be discounted in the selling prices of Nutreco's products, transaction risks are, in effect, limited.

Foreign currency translation risks chiefly relate to investments and debts as well as to contributions to the result denominated in local currencies. Nutreco mitigates translation risks of investments denominated in local currencies by attracting external debt denominated in local currencies (net investment hedges). When these net investment hedges are established, account is taken of any future free cash flow in the local currency involved. The translation risk as a result of contributions to the result denominated in local currencies is not covered.

During the financial year, as a result of the partial hive-off of Marine Harvest, 25% of the cumulative effect of exchange rate movements relating to Marine Harvest, amounting to EUR 2.7 million, was released in the income statement. As at the balance sheet date, EUR 6.8 million and EUR 1.3 million of latent translation gains relating to, respectively, the investment in Marine Harvest and the shareholders' loans extended to Marine Harvest were stated in reserve for translation differences in shareholders' equity. These amounts will be recognised in the income statement when the shares in Marine Harvest are sold or the loans are repaid by Marine Harvest.

Financial instruments covering interest and currency risks were placed with a group of reputable banks. In view of the positive assessment of the creditworthiness and spread of the counterparties, Nutreco expects the risk of any counterparty being unable to meet its financial obligations to be very limited.

Financing and liquidity

As at the end of 2005, Nutreco had credit facilities at its disposal totalling EUR 1,052 million, including a private loan and a syndicated loan of EUR 550 million which had been arranged in March 2005. The new syndicated loan replaces the loan of EUR 481 million which was taken out in 2001 and which was due to expire in 2006. As at the end of December, Marine Harvest was independently financed, except for the shareholders' loans.

Of the available credit facilities, a sum of EUR 445.3 million was actually drawn down (2004: EUR 986.8 million available, EUR 512.4 million used). Nutreco has enough committed and uncommitted credit facilities to meet the Company's autonomous financing requirements.

The syndicated loan and the private loan should meet the financial ratios of net debt to EBITDA and EBITDA to net interest charges. The internally used ratios are:

- Net debt/EBITDA < 2.5 (ratio as at year-end 2005: 1.43)
- EBITDA/net interest charges > 5.0 (ratio as at year-end 2005: 15.57)

In the calculation of these ratios, the cumulative preference shares and the dividend expense on the cumulative preference shares are excluded. The ratios were comfortably met in 2005. Nutreco has a solid financing and uses internal criteria that are well within the criteria laid down in the covenants attached to the syndicated and private loans.

Risks relating to information management
The increased use of information technology by Nutreco's business relations and Nutreco itself has increased Nutreco's dependence on information systems, its sensitivity to failures occurring in such systems as well as the security problems of the information systems. Thus far, the infrastructure has proved reliable and safe.

Risks relating to accounting processes and financial reporting
As a consequence of the development of reporting standards, not only in connection with the switch to IFRS (as adopted by the EU), but also due to legislative changes and stricter requirements of the various stakeholders, the complexity of accounting processes and financial reporting has increased along with the risks attaching to these processes. During the year under review, Nutreco proved itself fully able to cope with these changes. It is expected that, by 2006, as a result of the experience gained in 2005, these administrative processes will be perceived as less complex.

RISKS RELATING TO COMPLIANCE

Governance and compliance requirements have become increasingly stringent and comprehensive. Today, rather than merely being a matter of 'form', compliance has become more and more a matter of 'substance'. The latter requires a further sensitisation drive on the part of the organisation, in both a procedural and a cultural sense.

Nutreco did not experience any serious case of non-compliance, and the systems and procedures worked satisfactorily. Keeping up this level of performance will demand the management's continual attention at every level.

Reputation risk
Global social trends and developments are increasingly impacting organisations and their business management. By keeping a close watch on trends and developments, by accruing know-how and discussing dilemmas and through transparent reporting, Nutreco is ready to respond adequately to the changing requirements of society and to adjust its business management accordingly. Nutreco has an Advisory Board for Sustainable Development, which provides support in the form of independent advice. For further information, please refer to the 'Corporate social responsibility' chapter on page 42.

RISK MANAGEMENT AND INTERNAL CONTROL

During the year under review, Nutreco defined the outline of a new framework for risk management. Nutreco aims to ensure that its risk management activities are in line with the best practices laid down in the Tabaksblat Code. Cornerstones of this new framework are the Risk Management Advisory Board, the new Nutreco Risk Management Model for Strategic & Operational Risks and the already existing risk management and control systems in the areas of financial accounting, HSEQ (Health, Safety, Environment and Quality), feed and food safety, reporting and information security, compliance and corporate governance. The various control measures are explained in the following paragraphs. In respect of the measures taken, Nutreco is not obliged to meet the specific requirements referred to in section 404 of the Sarbanes-Oxley Act.

Organisation of risk management

Risk Management Advisory Board

Since the year under review, the Executive Board is assisted by a newly set-up Risk Management Advisory Board, which evaluates risk exposure and advises both the Executive Board and the management of the operating companies on risk exposure as well as on the set-up and effect of the control measures taken. The Risk Management Advisory Board meets once every quarter. A report of these meetings is presented to the Executive Board and the Audit Committee.

The Risk Management Advisory Board is always constituted as follows: the CFO, the Group Controller, the Group Treasurer, the Corporate Secretary and the Group Audit Manager. Specific business know-how is provided by corporate staff or business management, depending on the subjects to be assessed and evaluated at the meetings of the Advisory Board.

During the year under review, the Risk Management Advisory Board focused specific attention on Nutreco's main risk areas and management processes relating thereto, including the purchase of raw materials, credit management, financial control processes, information security and HSEQ.

Risk Management Model

During the year under review, existing risk evaluation and monitoring systems were evaluated for efficacy and coherence. While the management assessed the activities within this framework as being duly effective, it felt that an even more integrated and uniform approach was desirable for the identification and monitoring of strategic and operational risks at the level of the various operating companies. The model developed during the year under review provides the management of the operating companies with tools for the identification, classification and monitoring of risks. This model will also be used for the accounting of risk management.

During 2006, the new model will be rolled out at all operating companies and the uniform risk reporting will be integrated into the existing planning & control activities. The risk monitoring results to be reported are part of the business review meetings and will be presented to the Management Advisory Board for evaluation.

Management and internal control measures

Generic management & control cycle

Strategic plans, budgets and forecasts are prepared at fixed times during the year for all operational and non-operational units of the Nutreco organisation. The current results are evaluated monthly by the management of the operating companies and the Executive Board. The Company's performance is compared to that of the previous year and tested against the budgeted results. Forecasts are assessed for feasibility. This management and control cycle, which is based on financial and non-financial reports, enables the senior management to direct and control the operational activities in an efficient manner.

Management of raw materials risk exposure

Risks arising from the volatility of raw materials markets are actively managed, among other things, by means of financial instruments (such as options and futures) and commodity forward contracts. Purchasing management keeps within the bounds of the centrally set policy and guidelines and must act in conformity with the required internal control measures. During the year under review, the Risk Management Advisory Board evaluated the quality and efficacy of the control measures relating to the purchase and risk management process of raw materials.

Management of credit risks

Management of credit risks is the primary responsibility of the operating companies. Local credit management keeps within the bounds of the centrally set policy and must act in conformity with the internal control measures. Credit risks are the specific area of attention of the senior corporate management. The Risk Management Advisory Board evaluates the quality of the local control measures taken in respect of these risks.

Management of interest and currency risks

A currency and treasury policy has been put into place to manage currency risks.

Currency risks arising from recorded transactions must be fully covered. Risks of expected transactions are covered on the basis of probability of realisation. The various operating companies cover their transaction risks through the Corporate Treasury department. Corporate Treasury chiefly uses currency forward transactions and swap transactions to hedge transaction risk exposure.

Interest instruments are also subject to strict regulations that fall under the scope of supervision.

Nutreco controls the translation risk by financing investments abroad in local currencies and by swapping part of the private loan, which is stated in US dollars, with another currency. As a result of this hedge, movements caused by foreign exchange effects are partly set off in respect of both assets and cash flow.

Management of Health, Safety, Environment and Quality

Nutreco has a clearly defined HSEQ policy, which is applicable to all Nutreco companies. The HSEQ policy is important for product quality, process security and environmental impact. Since 1990, Nutreco has an HSEQ audit system in place that covers both organisational and procedural matters. The standards observed by Nutreco are often stricter than national and international standards and are well in excess of the statutory minimum requirements. The HSEQ audit team operates according to a programme approved by the Executive Board. For further information on the HSEQ policy and the audits, please refer to the 2005 Corporate Social Responsibility Report and the Nutreco website (www.nutreco.com).

Management of technical risks and food and feed safety

Prior to being processed, raw materials are thoroughly checked against specifications and for purity. Most of these checks are executed by Nutreco's own laboratories, which are well known for their know-how, expertise and quality.

Nutreco's production processes meet strict standards and requirements and are in full compliance with GMP standards (Good Manufacturing Practices). Nutreco's operating companies use recognised quality systems, are almost all ISO-certified and meet HACCP guidelines. Audits are regularly performed by internationally recognised research agencies, such as Bureau Veritas and SGS, as well as by buyers and Nutreco's own HSEQ team.

In respect of the risk of bacterial contamination of meat and fish products during the production process, a policy has been drafted and procedures have been prescribed that are aimed at preventing such contaminations.

An absolute guarantee that no contamination will ever occur cannot be given. As a result, the Company has developed systems and procedures with chain partners to spot contamination at an early stage and to limit the consequences.

If any contamination should occur, Nutreco is able, through the NuTrace system, to quickly trace the problem, thus reducing the risk to consumers.

Internal control measures

The Nutreco IAC framework (Internal Accounting Control) is based on different policy documents, manuals and procedures, such as the Raw Material Risk Management Policy, the Foreign Currency Policy, the Accounting Manual, the Internal Control Manual, the Treasury Manual and the Capital Expenditure Procedure. These set out guidelines, procedures and instructions in the area of financial accounting and reporting.

The managements of the operating companies are responsible for the quality of the control processes. The Internal Audit department, supported by the external auditor, handles verification of this: it assesses the developments and tests the efficacy of the implemented processes. Any inadequacies are recorded and followed up. Selection of these reviews is done partly by rotation, partly by individual selection.

During the year under review, 50 IAC reviews were carried out, representing the evaluation of a total of 400 administrative processes. Notwithstanding IFRS implementation, which also involved a considerable modification of Nutreco's accounting processes and financial reporting, it was found in 2005 that only 6% of the administrative processes assessed in IAC reviews fell short of the internal quality requirements. Steps have since been taken to remedy the identified shortcomings, none of which had materially affected the quality of the reporting. The results of the reviews were shared with the Executive Board, the Audit Committee and the external auditor.

Information security measures

The Nutreco Baseline Information Security provides the control framework for risks in the area of information technology and data protection. This document sets out policy, rules of conduct, procedures and instructions in the area of the control of automated systems. The efficacy of this policy is assured through a process of self-assessment and verification processes. The verification processes are performed by the Internal Audit department, which partly relies on external expertise. The results of the self-assessment and the verification processes are shared with the Executive Board, the Audit Committee and the external auditor.

During the year under review, this self-assessment (109 assessments) showed further improvement of the control measures at all operating companies. Only 3% of the relevant operational units were found to have failed significantly in taking adequate control measures. These shortcomings have since been identified in further detail and followed up. The verification processes as well as the specific application audits and IT audits showed that the management is well aware of risks in this area.

Management of compliance risks
The Company has a Legal Affairs department for managing risks arising from the requirements to comply with the applicable legislation and regulation in all jurisdictions where it is active, as well as to meet good practices in the area of corporate governance. Based on internal policy and procedures, the Legal Affairs department is involved, either directly or through its network, in mergers and acquisitions, share transactions, finance activities and major business transactions and/or legal conflicts. The department has staff in the Netherlands and Spain. Furthermore, Nutreco has a Research & Development Center, which specialises in food safety regulations. This expertise is necessary for managing control risks attaching to products, product innovation and feed and food safety.

Insurance
Risks that cannot be adequately covered through control measures are partly insured. Nutreco has an in-house company for this purpose, Nutreco Insurance, established on the Netherlands Antilles, which partly reinsures operating risks with independent insurance companies.
The insurers cover losses resulting from product liability, fraud, employers' liability, loss of assets (including biological assets) and/or business interruption due to fire or natural disasters.

Measures to guarantee corporate governance
The main lines of Nutreco's corporate governance policy, which is based on the guidelines laid down in the Dutch Corporate Governance Code (page 52 of this annual report), set out to what extent the guidelines are followed. Besides general corporate governance requirements, Nutreco's governance framework also contains a number of specific components.

The Nutreco Code of Ethical Conduct
The Nutreco Code of Ethical Conduct sets out a number of moral values to which Nutreco subscribes. It is not all-encompassing but instead formulates minimum ethical standards which are to be interpreted within the framework of local laws and customs. All employees with managerial responsibilities in respect of operating companies, as well as intermediate managerial levels and corporate staff, are expected to confirm in writing that they will comply with this Code. The Company Secretary is in charge of supervising compliance with the Code of Ethical Conduct.

Whistleblowing procedure
Nutreco developed the whistleblowing procedure in 2004 as part of its Code of Ethical Conduct. The procedure serves to ensure that any alleged infringement of the existing policy and procedures may be reported without the person making the report suffering any negative consequences of his action.

Disclosure Committee (DC)
All public financial disclosures made by Nutreco should be accurate, complete and timely, fairly present, in all material respects, the Company's financial condition, results of operations and cash flows, and meet any other legal, regulatory or stock exchange requirements.

The Disclosure Committee assists the Chief Executive Officer and the Chief Financial Officer in fulfilling the Company's and their responsibilities regarding the identification and disclosure of material information about the Company and the accuracy, completeness and timeliness of the Company's financial statements.

The membership of the Disclosure Committee consists of the Company Secretary, the Investor Relations Manager, the Group Audit Manager, the Group Treasurer, the Manager Corporate Reporting and Accounting, the Group Tax Manager and the Group Controller.

Letter of Representation (LOR)
All managing directors and controllers of the group companies shall annually sign a detailed statement with respect to the

financial reporting, internal controls and ethical principles. Any observations made in these statements shall be reported to and discussed with the Executive Board and the Audit Committee.

Role of the external auditor

The external auditor carries out the requisite activities for the issuance of an auditor's report accompanying the annual accounts. The external auditor focuses on the financial reporting and also assesses the accounting principles that have been applied to ensure that the report is free of material misstatement. Where possible, the external auditor relies on the work of the Internal Audit department, who focuses on the quality of the accounting process and the efficacy of the internal control measures. The combined activities of the Internal Audit department and the external auditor also involve an evaluation of the internal control system.

STATEMENT BY THE EXECUTIVE BOARD REGARDING THE ASSESSMENT OF RISK MANAGEMENT AND CONTROL SYSTEMS

During the year under review, the Executive Board, in order to be able to perform its tasks, regularly made an overview and assessment of risks encountered in its corporate environment. This overview is reported on page 66 of this annual report. The Executive Board intends to give as faithful a picture of Nutreco's risk profile as possible. However, there may be circumstances in which risks occur that had not been identified yet or in which the impact of identified risks is greater than expected. The Executive Board emphasises that the nature of the Company's activities expressly involves exposure to risks that are beyond its control.

The risk management and control systems set up within Nutreco are designed to protect realisation of the Company's envisaged goal. For a description of these systems, please refer to page 68 of this report. Where a reduction of risk exposure, intentional or unintentional, is not possible, the systems aim to limit the impact such risks can potentially have on the Company and its stakeholders.

Nutreco complies with the governance requirements in respect of these responsibilities and aims to meet the relevant best practice provisions stated in the Tabaksblat Code. However, the presence and efficacy of the implemented systems can never be a guarantee that the Company's objectives will be achieved, nor can these systems ensure that human error, unforeseen circumstances, materially incorrect statements, loss, fraud and violation of acts and regulations are wholly prevented.

The Executive Board has analysed the aforementioned risk management systems and internal control measures in terms of set-up and efficacy. The Executive Board reported its assessment of Nutreco's risk profile and the assessment of the set-up and effect of the framework for risk management, including the systems implemented and specific measures for internal control, to the Audit Committee, in the presence of the Company's external auditor, KPMG Accountants N.V.

In the Executive Board's opinion, the systems duly meet the requirements laid down in the best practice provisions. During the year under review, the Nutreco approach, which is based on the COSO framework, was shown to be reasonably effective and, according to expectations, will be reasonably effective in day-to-day business operations during the year 2006. Furthermore, the Nutreco approach ensures management that it will have a reasonable degree of control over internal processes. It is also designed to provide sufficient support to management's efforts in the area of risk management and to prevent material errors in the annual accounts.

Amersfoort, 25 April 2006
W. Dekker, CEO
C. van Rijn, CFO
J. Steinemann, COO

REPORT OF THE AUDIT COMMITTEE

Membership

During the year under review, a vacancy was declared as a consequence of the departure of one of the Supervisory Board and Audit Committee members, Mr. S. Rennemo, who has taken up the chairmanship of the Supervisory Board of Marine Harvest N.V., the salmon farming joint venture company which was created on 29 April 2005 following completion of a transaction between the Company and Stolt-Nielsen S.A. as approved by the Company's shareholders at an Extraordinary General Meeting on 21 December 2004. Following the appointment of Mr J. Vink as a member of the Supervisory Board by the General Meeting of Shareholders of 19 May 2005, Mr J. Vink was also appointed to the Audit Committee. Following the reappointment of Mr L. Ligthart as a member of the Supervisory Board, he was also reappointed as Chairman of the Audit Committee.

Meetings – Attendance

During the year under review, the Audit Committee met three times according to a fixed schedule. All meetings were chaired by Mr L. Ligthart. In addition, two telephone conferences took place with the Company's CEO and CFO on a number of matters falling within the scope of the Audit Committee. The first meeting was attended by Mr S. Rennemo. The other meetings and the telephone conferences were attended by Mr J. Vink. The Company's external auditor, KPMG Accountants N.V., attended all of the three formal meetings and telephone conferences. The CEO and CFO attended the meetings with the exception of the private meeting of the Audit Committee with the external auditor.

Main subjects handled

Main subjects handled by the Audit Committee were the financial statements for the year 2004, the review of the Marine Harvest joint venture opening balance sheet, the interim financial statements, risk management, the programme for the Audit Committee meetings for the year, the results of the internal audit and control audits, IT security, the IFRS implementation, the Marine Harvest joint venture financial statements and the Company's tax policy.

Other topics

The following other, more standard topics were reviewed: the draft annual report 2005 and the report of the Audit Committee, the KPMG management letter 2004, the external audit scope for 2006 and the audit fee proposal for 2006, the internal audit programme for 2006 and the follow-up of the recommendations of the Audit Committee, the internal auditor and the external auditor.

Own performance

At a meeting earlier during the year, the Audit Committee assessed its own performance during the year under review.

Conclusion

The Audit Committee felt assured that the Company used audit, control and risk management systems which would enable the Company to deliver a statement of being in control in accordance with the best practices of the Dutch Corporate Governance Code and was pleased that the awareness of internal audit, control and risk management was well embedded in the steering of the Company's businesses by the Executive Board.

In addition to this report, the Audit Committee would like to refer to the 'Risk management & internal control' paragraph on page 68 of this report. The Audit Committee felt satisfied with the quantity of information and the amount of detail provided by the Executive Board, and the way recommendations made had been followed up.

Amersfoort, 25 April 2006
The Audit Committee
L. Ligthart (Chairman)
J. Vink

REPORT OF THE REMUNERATION COMMITTEE

Since 2004, a dedicated Remuneration Committee has been installed, chaired by Mr J.M. de Jong and with Mr R. Zwartendijk and Mr Y. Barbieux as members.

During the year under review, the Remuneration Committee met three times. The first meeting was convened to review the Company's performance ratings system and to discuss the Nutreco Performance Management System, which was gradually being introduced in the Company during the year under review to rate management and staff performance against pre-agreed targets. As a second main topic, performance targets for the year 2005 were proposed and discussed.

At the second meeting, the remuneration of the Supervisory Board was reviewed taking into account a benchmark study provided by a specialist external consultant, and a proposal for a modest increase of the remuneration of the Chairman and the members of the Supervisory Board, the Audit Committee and the Remuneration Committee was made. As a second topic, the performance of the Executive Board was rated against the 2004 targets and performance targets for the year 2005 were set. Save for inflation correction, it was decided that the salaries of the Executive Board would not increase during the year and guidelines were set for the salary increases of senior management. As a result of the delisting of two companies of the base salary peer group and one company of the long-term incentive peer group, new peers were proposed. The Committee decided on the award of performance shares and performance options, on the cash award for senior staff and on the granting of shares at a discount following the employee participation scheme, subject to approval at the Annual General Meeting of Shareholders.

At the third meeting, the remuneration of the Executive Board was reviewed using benchmark studies provided by a specialist external consultant.

The 'Corporate governance' chapter on page 52 of this report and the notes to the financial statements contain further details with regard to the remuneration of the Supervisory Board and the Executive Board as well as the Company's remuneration policy.

Amersfoort, 25 April 2006
The Remuneration Committee
J.M. de Jong (Chairman)
R. Zwartendijk
Y. Barbieux

REPORT OF THE SUPERVISORY BOARD

Implementation of the 'Rebalancing for Growth' strategy

The year under review was very much one of implementing the 'Rebalancing for Growth' strategy, which the Company had announced on 3 November 2004. In this new strategy, the Company announced its intention to focus on growth in its animal nutrition and fish feed businesses and to reduce its exposure in the value chains. The implementation of this new strategy, which started in 2004 with the disposal of the Company's pork business HMG and the announcement of the formation of the Marine Harvest joint venture in the salmon farming business, was actively pursued in 2005. The Company's 50% interest in Hendrix Poultry Breeders was sold to the remaining shareholder, the Marine Harvest joint venture was established on 29 April 2005 and the sale of the Company's poultry processing business Pingo Poultry to the Dutch Plukon Royale B.V. was completed on 10 October 2005. At Marine Harvest, good progress was made in the integration process of the Nutreco and Stolt Sea Farm fish farming businesses. Positive market conditions in the salmon business together with favourable equity markets led the Company to the decision to dispose of all or at least 34% of its shares in Marine Harvest N.V. through an IPO or, alternatively, through a private sale. This decision and the consequential termination of the shareholders' agreement with Stolt-Nielsen S.A. were submitted to the Company's shareholders at an Extraordinary General Meeting of Shareholders held on 16 December 2005 at which the proposed resolutions were adopted unanimously.

Acquisitions were in line with the 'Rebalancing for Growth' strategy focusing on the Company's core animal nutrition and fish feed businesses. In April, Nutreco's Japanese fish feed joint venture acquired the Kirin Feed business and Nutreco subsequently bought out its joint venture partner, the Yamaha Motor Corporation. In September 2005, Nutreco expanded its premix and speciality feed business by acquiring 51% of the shares of Tenusa S.A. in Mexico, a family-owned premix and speciality feed business. It will be possible to acquire the remainder of the shares in Tenusa over time.

The Company's compound feed business in Spain performed outstandingly. However, the Dutch and Belgian compound feed business and the Trouw Nutrition premix and speciality feed business were facing more challenging conditions. The Company's Skretting fish feed business performed robustly. The Company's poultry processing business in Spain had a strong performance in the first half of the year but faced difficult trading conditions in the second half of the year due to lower revenues resulting from negative consumer sentiment related to the threat of Avian Influenza and a salmonella contamination. Earlier in the year, the Company successfully refinanced its debt with a EUR 550 million facility at favourable terms.

Supervisory Board meetings

During the period under review, the Supervisory Board met seven times with the Executive Board according to a fixed schedule. In addition, telephone conferences took place and there were informal consultations with the Executive Board.

In accordance with the Supervisory Board rules, which are posted on the Company's website (www.nutreco.com), the agenda for the joint meetings contains a number of fixed items. These are an update by the Chief Executive Officer, an explanation by the Chief Financial Officer concerning the Company's financial performance since the last meeting and the forecast, as well as an operational report by the Chief Operating Officer. In addition to these standard topics, a number of specific topics were reviewed, notably the disposal of the Pingo Poultry business, the decision to reduce the Company's share in Marine Harvest and the restructuring of the organisation in view of the Company's new profile. Strategic options for the future featured predominantly on the Board's agenda.

Performance evaluation

In a private meeting, the Supervisory Board reflected on its own performance and that of its individual members. Also at that meeting, the performance of the Executive Board as a whole, and of the members of the Executive Board individually, was reviewed.

Independence

The Supervisory Board confirms all of its members are independent within the meaning of the Dutch Corporate Governance Code's best practices and no (potential) conflict of interest arose.

Corporate governance
A special 'Corporate governance' chapter appears on page 52 of this report.

Supervisory Board Committees
Since 2002, an Audit Committee is in place and a Remuneration Committee was installed early 2004. The Supervisory Board also functions as the Selection and Appointment Committee. Reference is made to the separate reports of these Committees on pages 74 and 75.

The Audit Committee, the Remuneration Committee and the Selection and Appointment Committee have as main role to provide a focused analysis and preparation of the subjects within their respective areas of expertise and to report and make recommendations to the Supervisory Board, thus enhancing the effectiveness of the Supervisory Board's supervision and advisory work.

Composition of the Executive Board and of the Supervisory Board
The composition of both the Supervisory Board and the Executive Board has changed during the year under review. Upon completion of the establishment of the Marine Harvest joint venture, Mr S. Rennemo, member of the Supervisory Board and of the Audit Committee, relinquished these positions to take up the chairmanship of the Supervisory Board of Marine Harvest N.V. and Mr H. den Bieman, COO, relinquished his position in the Company's Executive Board to take up the position of CEO of Marine Harvest N.V. With the assistance of an external adviser, the search for a suitable successor of Mr S. Rennemo was completed with the appointment by the General Meeting of Shareholders of Mr J. Vink to the Supervisory Board. The Supervisory Board subsequently appointed Mr J. Vink as a member of the Audit Committee. The Supervisory Board wishes to express its gratitude to both Mr S. Rennemo and Mr H. den Bieman for their valuable contribution to the working of the Supervisory Board and of the Executive Board, respectively.

At the General Meeting of Shareholders of 19 May 2005, the four-year term of Mr L. Ligthart came to an end. Mr L. Ligthart was reappointed for a third and last four-year mandate. In view of Mr L. Ligthart's valuable experience as Vice-Chairman of the Supervisory Board and Chairman of its Audit Committee, the Board resolved to reappoint Mr L. Ligthart as Vice-Chairman of the Supervisory Board and Chairman of the Audit Committee.

At the General Meeting of Shareholders of 18 May 2006, the four-year term of Mr Y. Barbieux will end. Mr Y. Barbieux informed the Supervisory Board he was willing to stand for reappointment for a third and last term, and the Supervisory Board, with the support of the Executive Board, resolved to propose to the General Meeting of Shareholders that Mr Y. Barbieux be reappointed as a member of the Supervisory Board. If Mr Y. Barbieux is reappointed as a member of the Supervisory Board, it is the intention that he be also reappointed as a member of the Remuneration Committee.

Financial statements and dividend
The financial statements for the year 2005 have been audited by KPMG Accountants N.V., whose report appears on page 137 of this report. The Executive Board and the Supervisory Board have approved the financial statements and the Supervisory Board recommends that the financial statements and the dividend over the year 2005 be adopted in accordance with Article 26.1 of the Company's Articles of Association by the General Meeting of Shareholders and that the other resolutions proposed to the General Meeting of Shareholders be approved.

The Supervisory Board would like to thank the Executive Board and all employees for the very considerable amount of work involved in the implementation of the 'Rebalancing for Growth' strategy whilst continuing to manage and improve the Company's businesses, thus creating value for the Company and its shareholders. The Supervisory Board wishes to extend its special thanks to all staff employed by Marine Harvest, Hendrix Poultry Breeders and Pingo Poultry, and wishes all of them every success in the future.

Amersfoort, 25 April 2006
The Supervisory Board
R. Zwartendijk, Chairman
L. Ligthart, Vice-Chairman
Y. Barbieux
J.M. de Jong
J. Vink

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

(EUR x million)	Note	2005	2004
Revenue	(3)	**3,002.4**	**3,268.8**
Raw materials and consumables used		-2,203.9	-2,366.4
Change in fair value of biological assets	(17)	8.6	-17.9
Changes in inventories of finished goods and work in progress		9.9	3.5
Gross margin		**817.0**	**888.0**
Other operating income	(5)	11.9	14.1
Personnel costs	(6)	-381.1	-417.0
Depreciation and amortisation expenses		-59.6	-88.9
Impairment of long-lived assets	(11), (12)	-7.0	-0.1
Other operating expenses	(7)	-260.4	-290.6
Operating result from continuing operations		**120.8**	**105.5**
Financial income		11.4	0.7
Financial expenses		-28.7	-32.5
Net financing costs	(8)	**-17.3**	**-31.8**
Share in results of associates	(13)	48.7	4.0
Result before tax from continuing operations		**152.2**	**77.7**
Income tax expense	(9)	-10.7	-21.8
Result after tax from continuing operations		**141.5**	**55.9**
Result after tax from discontinued operations		-8.1	5.2
Gain on sale of discontinued operations, net of tax	(4)	3.8	20.5
Result after tax from discontinued operations		**-4.3**	**25.7**
Total result for the period		**137.2**	**81.6**
Attributable to:			
Equity holders of Nutreco		134.4	77.9
Minority interest		2.8	3.7
Total result for the period		**137.2**	**81.6**
Key figures per share for continuing operations	(10)		
Basic earnings per share for continuing operations *(EUR)*		4.03	1.57
Diluted earnings per share for continuing operations *(EUR)*		4.01	1.56
Basic earnings per share for continuing operations before impairment of goodwill *(EUR)*		4.03	1.57
Average number of shares outstanding during the year *(x thousand)*		34,498	34,056
Number of shares outstanding as at 31 December *(x thousand)*		34,528	34,081
Key figures per share *(EUR)*			
Basic earnings per share		3.90	2.29
Diluted earnings per share		3.88	2.28
Basic earnings per share before impairment of goodwill		4.25	2.29

CONSOLIDATED BALANCE SHEET

(EUR x million)	Note	31 December 2005	31 December 2004
Assets			
Property, plant and equipment	(11)	287.0	469.6
Intangible assets	(12)	83.8	165.6
Investments in associates	(13)	456.0	16.9
Other investments	(14)	41.0	36.0
Deferred tax assets	(15)	52.2	40.7
Other non-current assets		3.7	2.9
Total non-current assets		**923.7**	**731.7**
Inventories	(16)	151.4	171.4
Biological assets	(17)	52.6	301.6
Financial assets	(18)	155.9	-
Income tax receivables	(15)	7.7	7.1
Trade and other receivables	(19)	408.1	455.4
Cash and cash equivalents	(20)	90.1	136.7
Total current assets		**865.8**	**1,072.2**
Total assets		**1,789.5**	**1,803.9**
Equity			
Equity attributable to equity holders of Nutreco	(21)	698.2	526.7
Minority interest		13.0	14.9
Total equity		**711.2**	**541.6**
Liabilities			
Interest-bearing loans and borrowings	(22)	279.7	502.1
Employee benefits	(23)	26.0	58.5
Provisions	(24)	3.6	9.0
Deferred tax liabilities	(15)	9.9	16.3
Total non-current liabilities		**319.2**	**585.9**
Interest-bearing loans and borrowings	(22)	165.6	10.7
Employee benefits	(23)	17.3	22.6
Provisions	(24)	4.7	4.9
Income tax liabilities	(15)	22.9	38.1
Trade and other payables	(25)	548.6	600.1
Total current liabilities		**759.1**	**676.4**
Total liabilities		**1,078.3**	**1,262.3**
Total equity and liabilities		**1,789.5**	**1,803.9**

(EUR x thousand)	Issued and paid-up share capital	Share premium account	Hedging reserve	Retained earnings	Undistributed result	Translation reserve	Total attributable to equity holders	Minority interest	Total equity
As at 1 January 2004	**8,044**	**330,093**	-	**260,029**	**-141,769**	**0**	**456,397**	**14,278**	**470,675**
Transactions with shareholders									
Undistributed result	-	-	-	-141,769	141,769	-	0	-	0
Issuance of shares	9	944	-	-	-	-	953	-	953
Dividend on shares	-	-	-	-6,312	-	-	-6,312	-3,095	-9,407
Stock dividend	122	-122	-	-	-	-	0	-	0
Performance shares and options	-	-	-	878	-	-	878	-	878
Options exercised	4	241	-	-	-	-	245	-	245
Total transactions with shareholders	**135**	**1,063**	-	**-147,203**	**141,769**	-	**-4,236**	**-3,095**	**-7,331**
Recognised income and expenses for the period									
Total result for the period	-	-	-	-	77,948	-	77,948	3,690	81,638
Foreign exchange translation differences	-	-	-	-	-	-3,425	-3,425	-	-3,425
Total recognised income and expenses for the period	-	-	-	-	**77,948**	**-3,425**	**74,523**	**3,690**	**78,213**
As at 31 December 2004	**8,179**	**331,156**	**0**	**112,826**	**77,948**	**-3,425**	**526,684**	**14,873**	**541,557**
Effect of the transition to IAS 39	-	-	-3,449	-	-	-4,249	-7,698	-	-7,698
As at 1 January 2005	**8,179**	**331,156**	**-3,449**	**112,826**	**77,948**	**-7,674**	**518,986**	**14,873**	**533,859**
Transactions with shareholders									
Undistributed result	-	-	-	77,948	-77,948	-	0	-	0
Issuance of shares	7	754	-	-	-	-	761	-	761
Dividend on shares	-	-	-	-9,221	-	-	-9,221	-4,062	-13,283
Stock dividend	93	-93	-	-	-	-	0	-	0
Performance shares and options	-	-	-	2,227	-	-	2,227	-	2,227
Options exercised	8	450	-	-	-	-	458	-	458
Total transactions with shareholders	**108**	**1,111**	-	**70,954**	**-77,948**	-	**-5,775**	**-4,062**	**-9,837**
Recognised income and expenses for the period									
Total result for the period	-	-	-	-	134,448	-	134,448	2,837	137,285
Tax effect on items processed directly in equity	-	-	-	-	-	1,638	1,638	-	1,638
(De-)consolidations	-	-	-	538	-	-	538	-1,325	-787
Foreign exchange translation differences	-	-	-	-	-	45,018	45,018	700	45,718
Changes in cash flow hedges	-	-	3,381	-	-	-	3,381	-	3,381
Total recognised income and expenses for the period	-	-	**3,381**	**538**	**134,448**	**46,656**	**185,023**	**2,212**	**187,235**
As at 31 December 2005	**8,287**	**332,267**	**-68**	**184,318**	**134,448**	**38,982**	**698,234**	**13,023**	**711,257**

CONSOLIDATED CASH FLOW STATEMENT

(EUR x million)	Note	2005	2004
Total result for the period		**137.2**	**81.6**
Net financing costs	(8)	17.4	32.2
Share in results of associates	(13)	-48.7	-4.0
Income tax expense	(9)	13.2	23.7
Impairment losses on long-lived assets	(11), (12)	19.1	0.1
Depreciation	(11)	61.1	93.6
Amortisation	(12)	2.8	5.7
Negative goodwill	(4)	-1.2	-
Equity settled share-based payment expense		2.2	0.9
Changes in fair value of biological assets	(17)	-8.6	17.9
Movements fair value financing		-2.9	-
Other movements		-1.0	-
Cash flows from operating activities before changes in working capital and provisions		**190.6**	**251.7**
Decrease/increase in working capital		-34.1	-5.0
Decrease in employee benefits		-4.3	-43.3
Decrease in provisions		-5.8	-10.3
Cash generated from operations		**146.4**	**193.1**
Dividends received	(13)	2.5	0.4
Interest received		3.1	0.9
Interest paid		-28.2	-33.7
Income taxes paid		-18.9	-23.5
Gain on sale of property, plant and equipment		-0.3	-0.2
Gain of sale of intangible assets		-0.9	-0.4
Gain on sale of discontinued operations, net of tax	(4), (5)	-3.8	-20.5
Net cash from operating activities		**99.9**	**116.1**
Acquisition of property, plant and equipment	(11)	-45.0	-96.7
Acquisition of intangible assets	(12)	-5.3	-4.9
Acquisition of group companies net of cash acquired	(4)	-13.0	-0.5
Acquisition of other investments		-7.3	-7.1
Proceeds from the sale of property, plant and equipment	(11)	3.2	8.0
Proceeds from the sale of intangible assets	(12)	0.9	0.4
Disposal of subsidiary net of cash disposed of	(4)	13.9	63.1
Repayments on other investments	(14)	9.8	2.3
Payments of transaction costs	(13)	-9.4	-
Net cash from investing activities		**-52.2**	**-35.4**
Proceeds from issuance of share capital		1.2	1.2
Dividends paid to equity holders of Nutreco		-9.2	-6.3
Dividends paid to minority shareholders		-4.1	-3.1
Proceeds from/repayment of borrowings		-113.1	49.5
Net cash (used in)/from financing activities		**-125.2**	**41.3**
Net increase in cash and cash equivalents		-77.5	122.0
Cash and cash equivalents at 1 January		129.9	8.3
Effect of exchange rate fluctuations on cash held		1.2	-0.4
Cash and cash equivalents at 31 December		**53.6**	**129.9**

(1) ACCOUNTING POLICIES USED FOR THE CONSOLIDATED FINANCIAL STATEMENTS OF NUTRECO HOLDING N.V.

SIGNIFICANT ACCOUNTING POLICIES

Nutreco Holding N.V. ('Nutreco') is a company domiciled in the Netherlands. The consolidated financial statements of Nutreco for the year ended 31 December 2005 comprise Nutreco and its subsidiaries ('the Group') and Nutreco's interest in associates and jointly controlled entities.

The financial statements were approved for issuance by the Supervisory Board and the Executive Board on 25 April 2006.

1. Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and its interpretations as adopted by the International Accounting Standards Board (IASB).
These are Nutreco's first consolidated financial statements prepared in accordance with IFRS. An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of Nutreco is provided in note 32 'Explanation of transition to IFRS'.
In accordance with IFRS, the comparative information for IAS 32 and 39 are exempted for restatement. This comparative information is based on accounting principles generally accepted in the Netherlands.

2. Basis of preparation

The financial statements are presented in millions of euro. They are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, investments in debt securities and certain biological assets.
The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements and in preparing an opening IFRS balance sheet at 1 January 2004 for the purposes of the transition to IFRS.
The accounting policies have been applied consistently by all Nutreco entities.

3. Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.
Judgements made by management in the application of IFRS that have significant effect on the financial statements and estimates with a risk of material adjustment in the next year are discussed in note 30.

4. Basis of consolidation

4.1 Subsidiaries

Subsidiaries are those entities controlled by Nutreco. Control exists when Nutreco has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

4.2 Associates

Associates are those entities in which Nutreco has significant influence, but no control, over the financial and operating policies. The consolidated financial statements include Nutreco's share of the total recognised gains and losses of associates on an equity-accounted basis, from the date that significant influence commences until the date that significant influence ceases. When Nutreco's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that Nutreco has incurred legal or constructive obligations or made payments on behalf of an associate.

4.3 Joint ventures

Joint ventures are those entities over whose activities Nutreco has joint control, established by contractual agreement. The consolidated financial statements include Nutreco's interest in a joint venture using the equity method. In the presentation of the financial statements, joint ventures are disclosed as an associate.

4.4 Transactions eliminated on consolidation

Intragroup balances and transactions, and any unrealised gains arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and joint ventures are eliminated to the extent of Nutreco's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

A list of affiliated companies, drawn up in conformity with Book 2 of the Netherlands Civil Code, sections 379 and 414, has been filed at the Chamber of Commerce in 's Hertogenbosch, the Netherlands.

5. Foreign currency

5.1 Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into euros at the exchange rates prevailing as at the balance sheet date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities denominated in foreign currencies that are stated at historical cost are translated to euro at foreign exchange rates at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to euro at foreign exchange rates ruling at the dates the fair values were determined.

5.2 Financial statements of foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to euro at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to euro at rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on translation are recognised directly in the translation reserve.

5.3 Net investment in foreign operations

Exchange differences arising from the translation of the net investment in foreign operations and of related hedges are taken to the translation reserve. They are released into the income statement upon disposal of the foreign operation.

In respect of all foreign operations, any differences that have arisen since 1 January 2004, the date of transition to IFRS, are presented as a separate component of equity.

The principal exchange rates against the euro (EUR) used in the balance sheet and income statement are:

	Balance sheet		Income statement	
	31 December 2005	31 December 2004	2005	2004
Australian dollar per unit	0.62	0.57	0.61	0.59
Canadian dollar per unit	0.73	0.61	0.66	0.62
Chilean peso per 10,000	16.53	13.12	14.36	13.18
British pound sterling per unit	1.46	1.42	1.46	1.47
Norwegian krone per 100	12.52	12.13	12.48	11.94
US dollar per unit	0.85	0.73	0.80	0.80

6. Derivative financial instruments

Nutreco uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, Nutreco does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resulting gain or loss depends on the nature of the item being hedged (see paragraph 7.1 'Cash flow hedges').

The fair value of interest rate swaps is the estimated amount that Nutreco would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

7. Hedging

7.1 Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. The Group has documented at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking hedge transactions.

If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement.

For cash flow hedges, other than those covered by the preceding policy statements, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period.

The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement, as part of the financial income and expense.

7.2 Hedge of monetary assets and liabilities

Where a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognised monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognised in the income statement, as part of the financial income and expense.

7.3 Hedge of net investment in foreign operations

The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the income statement, as part of the financial income and expense.

Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

8. Property, plant and equipment

8.1 Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (refer accounting policy 15).

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

8.2 Leased assets

Leases in terms of which Nutreco assumes substantially all the risks and rewards of ownership are classified as finance leases. The owner-occupied property acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation (see below) and impairment losses (refer accounting policy 15).

8.3 Subsequent costs

Nutreco recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to Nutreco and the cost of the item can be measured reliably. All other expenditure is recognised in the income statement as an expense as incurred.

8.4 Depreciation

Depreciation is calculated according to the straight-line method based on the estimated useful life of the related asset. The following table presents the estimated useful lives:

Buildings	10-40 years
Plant and equipment	3-10 years
Other major components	3-10 years

The depreciation method, useful lives and the residual value are assessed annually.

9. Intangible assets

9.1 Goodwill

Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint ventures. Business combinations are accounted for using the purchase method. In respect of business combinations that have occurred since 1 January 2004, goodwill represents the excess of the cost of the acquisition over the interest in the fair value of the net identifiable assets acquired.

In respect of acquisitions prior to 1 January 2004, goodwill is included on the basis of its deemed cost, which represents the amount recorded under Dutch GAAP. The classification and accounting treatment of business combinations that occurred prior to 1 January 2004 has not been reconsidered in preparing Nutreco's opening IFRS balance sheet at 1 January 2004.

Goodwill is stated at cost less any accumulated impairment losses (refer accounting policy 15). Goodwill is allocated to cash-generating units and is no longer amortised but tested annually for impairment. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on an acquisition is recognised directly in the income statement.

9.2 Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and Nutreco has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation (see below) and impairment losses (refer accounting policy 15).

9.3 Other intangible assets

Other intangible assets (mainly comprising fish concessions and software) that are acquired by Nutreco are stated at cost less accumulated amortisation and impairment losses. Fish concessions are (in)directly transferable to third parties and are subject to annual impairment testing.

9.4 Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are expensed as incurred.

9.5 Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets. Other intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

Fish concessions	40 years
Capitalised development costs	5 years
Software	4 years

10. Biological assets

10.1 General

Mature or harvestable biological assets are stated at fair value less estimated point-of-sale costs, with any resulting gain or loss recognised in the income statement. Point-of-sale costs include all costs that would be necessary to sell the assets, including costs necessary to get the assets to market.

For some biological assets, the fair value cannot be estimated reliably and are, therefore, valued at cost less impairment charges. These categories of biological assets are, among others, non-marketable fish, smolt and certain breeding inventories.

10.2 Valuation of fish inventories

Nutreco values mature or harvestable biological assets at fair value less estimated point-of-sale costs and immature biological assets at total production costs following industry practice. Nutreco uses different cut-off points for different species of fish. In the case of Atlantic salmon this is above 4 kg for mature biological assets and below 4 kg for immature biological assets.

IAS 41.54 provides that, in case where the fair value of biological assets cannot be measured reliably, an entity will disclose a range of estimates as to fair value of biological assets if it is possible to give such a range with a high degree of accuracy. The use of the cost basis for the immature portion of biological assets is based on our view, and that of the industry in general, that it is not possible to provide a fair value estimate with a high degree of accuracy.

The fair value of immature fish cannot be measured reliably because of the long growth cycle of fish and because of the environment in which the fish exists. On average, the growth cycle of fish is between 20 and 26 months. In this timeframe, the fish is open to several hazards of nature like storms and diseases that are variable and not consistent by month. Together with several other salmon farming companies, Nutreco is of the opinion that, given the growth cycle and environment, no accurate estimate of the final output of fish is possible.

The difference between fair value and total production costs is allocated to biological assets as a fair value adjustment. The change in this adjustment from one period to another is recognised in a separate line in the income statement.

Total production costs consist of all costs directly and indirectly attributable to the actual farming activities including production overheads and include expenditure incurred in bringing the assets to their existing location and condition. General administrative costs and costs related to marketing and sales are not included. The fair value is based on current market prices, expected quality and normal costs of harvesting and point-of-sale costs. These costs include all costs that would be necessary to sell the assets, excluding costs necessary to get the assets to market.

Recent development on interpretation of IAS 41: valuation of biological assets

The accounting treatment of live fish by companies applying IFRS is regulated by IAS 41 Agriculture. IAS 41 contains a hierarchy of methods for accounting measurement of biological assets. The main rule is that such assets, including live fish, shall be measured at fair value. For example Nutreco currently accounts for salmon with a weight of 4 kg or more on the basis of reported selling prices for slaughtered salmon of the same size, while smaller live fish is measured at cost. This practice is based on the joint understanding of IAS 41 developed by Pan Fish ASA, Fjord Seafood ASA, Lerøy Seafood Group ASA, Cermaq ASA and Marine Harvest N.V. following an in-depth study of IAS 41 conducted with the support of outside advisers.

Recently, the Norwegian Financial Supervisory Authority (FSA Kredittilsynet) has indicated that they disagree with this industry approach on the interpretation of IAS 41 for valuation of live fish with a weight below 4 kg. Therefore the FSA has formally indicated to listed salmon farming companies in Norway to change their reporting with regards to the valuation of such fish.

The small fish that is slaughtered is primarily fish in otherwise mature populations that have not grown as expected, and the selling prices for this fish does not reflect the value of live fish of the same size which the companies hold for further farming until it reaches maturity. The Norwegian companies involved have appealed to the Norwegian Ministry of Finance. The FSA's decisions will not take effect until the appeal process has been concluded, and the companies will continue to account live fish in accordance with their current practice until the Norwegian Ministry of Finance has announced its decision in the matter.

Nutreco will comply with the industry's stance on this issue.

11. Other Investments

Other investments held by Nutreco are classified as being available-for-sale and are stated at fair value, with any resulting gain or loss being recognised directly in equity, except for impairment losses and, in the case of monetary items such as debt securities, foreign exchange gains and losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in the income statement. If these investments are interest-bearing, interest calculated using the effective interest method is recognised in the income statement.

Financial instruments classified as held for trading or available-for-sale investments are recognised/derecognised by Nutreco on the date it commits to purchase/sell the investments. Securities held-to-maturity are recognised/derecognised on the day they are transferred to/by Nutreco.

Equity securities are valued at cost when Nutreco has not been in the position to sufficiently obtain data to calculate or estimate corresponding fair values.

12. Trade and other receivables

Trade and other receivables are stated at their amortised cost using the effective interest method less impairment losses (refer accounting policy 15).

13. Inventories

Inventories are stated at the lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling.

The cost of harvested biological assets is its fair value less estimated point-of-sale costs at the date of harvesting determined in accordance with the accounting policy for biological assets.
The cost of other inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories cost includes an appropriate share of overheads based on normal operating capacity.

14. Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of Nutreco's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

15. Impairment

The carrying amounts of Nutreco's assets, other than certain biological assets (refer accounting policy 10), inventories (refer accounting policy 13) and deferred tax assets (refer accounting policy 23), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.
For goodwill and assets that have an indefinite useful life, the recoverable amount is estimated at each balance sheet date.
An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (groups of units) and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rate basis.
Goodwill, even when no indication of impairment existed, was tested for impairment at 1 January 2004, the date of transition to IFRS.

15.1 Calculation of recoverable amount

The recoverable amount of trade and other receivables is calculated as the present value of expected future cash flows, discounted at the original effective interest rate inherent in the asset. Receivables with a short duration are not discounted.
The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

15.2 Reversals of impairment

An impairment loss in respect of a receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.
An impairment loss in respect of goodwill is not reversed.
In respect of other assets, an impairment loss is reversed if there has been an indication of a change in the estimates used to determine the recoverable amount.
An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

16. Share capital

16.1 Repurchase of shares

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity. Repurchased shares are classified as treasury shares and presented as a deduction from total equity.

16.2 Dividends

Dividends are recognised as a liability in the period in which they are declared.

17. Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.
Preference share capital is classified as a liability as the dividend payments are not discretionary. Dividends thereon are recognised in the income statement as interest expense.

18. Employee benefits

18.1 Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

18.2 Defined benefit plans

Nutreco's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on AAA credit-rated bonds that have maturity dates approximating the terms of Nutreco's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses as at 1 January 2004, the date of transition to IFRS, were recognised. In respect of actuarial gains and losses that arise subsequent to 1 January 2004 in calculating Nutreco's obligation in respect of a plan, to the extent that any cumulative unrecognised actuarial gain or loss exceeds 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation results in a benefit to Nutreco, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

18.3 Long-term service benefits

Nutreco's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted. The discount rate is the yield at balance sheet date on AAA credit-rated bonds that have maturity dates approximating the terms of Nutreco's obligations.

18.4 Share-based payment transactions

The share (option) programme allows employees of Nutreco to acquire shares of Nutreco. The fair value of shares and options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the shares and options. The fair value of the shares and options granted is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of shares and options that vest, except where forfeiture is only due to share prices not achieving the threshold for vesting and except for differences between estimated and actual vesting due to market performance conditions.

19. Provisions

A provision is recognised in the balance sheet when Nutreco has a legal or constructive obligation as result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

A provision for restructuring is recognised when Nutreco has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

20. Trade and other payables

Trade and other payables are stated at amortised cost using the effective interest method.

21. Revenue

21.1 Goods sold

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods or continuing management involvement with the goods.

21.2 Government grants

Any government grant is recognised in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that Nutreco will comply with the conditions attached to it. Grants that compensate Nutreco for expenses incurred are recognised in the income statement on a systematic basis in the same periods in which the expenses are incurred as a deduction of the relating expense. Grants that compensate Nutreco for the cost of an asset are recognised in the income statement on a systematic basis over the useful life of the asset as a deduction of the depreciation charge.

22. Expenses

22.1 Operating lease payments
Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense.

22.2 Finance lease payments
Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

22.3 Net financing costs
Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, dividends on preference shares, interest receivable on funds invested, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in the income statement (refer accounting policy 7).
Interest income is recognised in the income statement as it accrues, using the effective interest method. Dividend income received from equity investments is recognised in the income statement on the date that the dividend is declared.
The interest expense component of finance lease payments is recognised in the income statement using the effective interest rate method.

23. Income tax
Income tax expense in the income statement for the year comprises current and deferred tax. Income tax expense is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.
Current tax is the expected tax payable on the taxable income for the year, using statutory tax rates at the balance sheet date, and any adjustment to tax payable in respect of previous years.
Deferred tax is provided using the balance sheet liability method. Deferred tax assets and liabilities are recognised for the expected tax consequences of temporary differences between tax bases of assets and liabilities and their reported amounts. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date
Deferred tax assets, including assets arising from loss carry-forwards, are only recognised to the extent that it is probable that the asset will be realised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.
Deferred tax assets and liabilities are not discounted. Changes in tax rates are reflected in the period that includes the enactment date.

24. Segment reporting
A segment is a distinguishable component of Nutreco that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

25. Non-current assets held for sale and discontinued operations
Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is brought up-to-date in accordance with applicable IFRS. Then, on initial classification as held for sale, non-current assets and disposal groups are recognised at the lower of carrying amount and fair value less costs to sell.
Impairment losses on initial classification as held for sale are included in the income statement, even when there is a revaluation. The same applies to gains and losses on subsequent remeasurement.
Discontinued operation is a component of Nutreco's business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.
Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier.

26. Cash flow statement
The consolidated cash flow statement is drawn up on the basis of the indirect method. Cash flows in foreign currencies are translated into euro at the date of the transaction (refer accounting policy 5).

27. New IFRS as adopted by the EU not effective

The following new IFRS standards and interpretations have been adopted by the IASB and have been adopted by the EU. The effective date of these standards and interpretations is annual periods beginning on or after 1 January 2006.

- Amendment to IAS 39 Financial Instruments: Recognition and Measurement: Cash Flow Hedge Accounting of Forecast Intragroup Transactions
- Amendments to IAS 39 Financial Instruments: Recognition and Measurement: The Fair Value Option
- Amendment to IAS 39 and IFRS 4 Financial Guarantee Contracts
- Amendments to IAS 19 Employee Benefits
- IFRS 6 Exploration for and Evaluation of Mineral Resources
- IFRIC Interpretation 4: Determining Whether an Arrangement Contains a Lease
- IFRIC Interpretation 5: Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
- IFRIC Interpretation 6: Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment
- IFRS 7 Financial Instruments: Disclosures
- Amendments to IAS 1: Capital Disclosures
- Amendments to IFRS 1 and IFRS 6 Exploration for and Evaluation of Mineral Resources

Nutreco will introduce the new standards on or after 1 January 2006, and the expected impact of these IFRSs on Nutreco will be limited.

(2) RECONCILIATION CONSOLIDATED INCOME STATEMENT

The reconciliation between continuing and discontinued operations is as follows:

	2005				2004			
(EUR x million)	Continuing operations	Discontinued operations	Elimination	Total	Continuing operations	Discontinued operations	Elimination	Total
Revenue	**3,002.4**	**148.2**	**-75.5**	**3,075.1**	**3,268.8**	**682.7**	**-94.2**	**3,857.3**
Raw materials and consumables used	-2,203.9	-89.9	75.5	-2,218.3	-2,366.4	-515.5	94.2	-2,787.7
Changes in fair value of biological assets	8.6	-	-	8.6	-17.9	-	-	-17.9
Changes in inventories of finished goods and work in progress	9.9	-0.7	-	9.2	3.5	1.5	-	5.0
Gross margin	**817.0**	**57.6**	-	**874.6**	**888.0**	**168.7**	-	**1,056.7**
Other operating income	11.9	4.8	-	16.7	14.1	20.8	-	34.9
Personnel costs	-381.1	-34.2	-	-415.3	-417.0	-99.0	-	-516.0
Depreciation and amortisation expenses	-59.6	-4.3	-	-63.9	-88.9	-10.4	-	-99.3
Impairment of long-lived assets	-7.0	-12.1	-	-19.1	-0.1	-	-	-0.1
Other operating expenses	-260.4	-13.5	-	-273.9	-290.6	-52.1	-	-342.7
Operating result	**120.8**	**-1.7**	-	**119.1**	**105.5**	**28.0**	-	**133.5**
Financial income	11.4	-	-	11.4	0.7	0.2	-	0.9
Financial expenses	-28.7	-0.1	-	-28.8	-32.5	-0.6	-	-33.1
Net financing costs	**-17.3**	**-0.1**	-	**-17.4**	**-31.8**	**-0.4**	-	**-32.2**
Share in result of associates	48.7	-	-	48.7	4.0	-	-	4.0
Result before tax	**152.2**	**-1.8**	-	**150.4**	**77.7**	**27.6**	-	**105.3**
Income tax expense	-10.7	-2.5	-	-13.2	-21.8	-1.9	-	-23.7
Total result for the period	**141.5**	**-4.3**	-	**137.2**	**55.9**	**25.7**	-	**81.6**
Attributable to:								
Equity holders of Nutreco	139.0	-4.6	-	134.4	53.4	24.5	-	77.9
Minority interest	2.5	0.3	-	2.8	2.5	1.2	-	3.7

Other operating income of discontinued operation includes the gain on the sale of discontinued operations (refer note 5).

(3) SEGMENT REPORTING

Nutreco has structured its organisation based on the areas of animal nutrition and fish feed. Besides that, the Company is also selectively present in various stages of the poultry and pork production chains (mainly in Spain) and in breeding. In presenting information on the basis of geographical segments, revenue is based on the geographical location of operating companies. Assets are based on the geographical location of the assets. Intersegment pricing is determined on an arm's length basis.

PRIMARY SEGMENTS

	Revenue third parties		Intersegment		Total revenue		Operating result[1]	
(EUR x million)	2005	2004	2005	2004	2005	2004	2005	2004
Compound feed	811.2	872.7	219.0	241.0	1,030.2	1,113.7	21.3	34.5
Premix	450.7	444.8	55.3	52.3	506.0	497.1	15.1	21.5
Fish feed	762.0	589.4	61.0	213.2	823.0	802.6	57.7	53.3
Meat	646.5	618.4	69.4	89.3	715.9	707.7	25.8	4.7
Breeding	73.9	67.2	1.5	1.2	75.4	68.4	7.3	0.5
Fish farming	189.8	588.0	-	0.3	189.8	588.3	8.1	-43.7
Eliminations	-	-	-337.9	-509.0	-337.9	-509.0	-	-
Unallocated	-	-	-	-	-	-	-14.5	34.7
Continuing	**2,934.1**	**3,180.5**	**68.3**	**88.3**	**3,002.4**	**3,268.8**	**120.8**	**105.5**
Discontinued	**141.0**	**676.8**	**7.2**	**5.9**	**148.2**	**682.7**	**-1.7**	**28.0**
Eliminations	-	-	-75.5	-94.2	-75.5	-94.2	-	-
Consolidated	**3,075.1**	**3,857.3**	**-**	**-**	**3,075.1**	**3,857.3**	**119.1**	**133.5**

	Net financing costs		Share in results of associates		Income tax expense		Total result for the period	
(EUR x million)	2005	2004	2005	2004	2005	2004	2005	2004
Compound feed	0.9	1.0	-	0.1	-7.4	-12.3	14.0	23.3
Premix	-1.1	-0.8	0.5	0.7	-3.6	-6.8	8.7	14.6
Fish feed	-12.4	-21.5	1.4	-	-11.9	7.7	61.2	39.5
Meat	0.4	-0.2	-	-	-8.1	-0.7	18.2	3.8
Breeding	-4.1	-4.6	-	-	-4.4	1.3	1.2	-2.8
Fish farming	-3.2	-8.7	46.8	3.2	-3.1	-9.2	48.5	-58.4
Eliminations	-	-	-	-	-	-	-	-
Unallocated	2.2	3.0	-	-	27.8	-1.8	-10.3	35.9
Continuing	**-17.3**	**-31.8**	**48.7**	**4.0**	**-10.7**	**-21.8**	**141.5**	**55.9**
Discontinued	**-0.1**	**-0.4**	**-**	**-**	**-2.5**	**-1.9**	**-4.3**	**25.7**
Eliminations	-	-	-	-	-	-	-	-
Consolidated	**-17.4**	**-32.2**	**48.7**	**4.0**	**-13.2**	**-23.7**	**137.2**	**81.6**

[1] In the operating result of the segments compound feed, premix and discontinued operations, impairments are included for EUR 2.5 million in compound feed, EUR 4.5 million in premix and EUR 12.1 million in discontinued operations. Detailed information will be disclosed in note 11 'Property, plant and equipment' and note 12 'Intangible assets'.

	Assets		Liabilities		Total capital expenditure of PPE and intangible assets		Total depreciation and amortisation		Non-cash expenses other than depreciation and amortisation	
(EUR x million)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Compound feed	208.1	222.1	170.3	184.8	9.4	7.0	-10.0	-10.4	-6.2	-3.2
Premix	238.4	200.9	132.6	124.5	6.0	10.0	-7.1	-7.0	0.3	-
Fish feed	433.1	370.8	213.2	226.2	11.8	14.3	-19.7	-21.4	1.6	-0.2
Meat	163.1	176.5	83.6	95.6	2.8	9.8	-6.8	-7.5	0.6	-3.4
Breeding	55.0	37.6	20.4	39.0	2.9	0.8	-2.2	-2.4	-	-0.1
Fish farming	550.1	640.4	-	135.1	6.9	35.9	-12.0	-38.4	0.6	-0.1
Eliminations	-	-	-	-	-	-	-	-	-	-
Unallocated	150.4	78.5	458.2	425.9	1.3	2.0	-1.8	-1.8	0.1	-0.5
Continuing	**1,798.2**	**1,726.8**	**1,078.3**	**1,231.1**	**41.1**	**79.8**	**-59.6**	**-88.9**	**-3.0**	**-7.5**
Discontinued	-	**77.1**	-	**31.2**	**2.7**	**11.3**	**-4.3**	**-10.4**	**-1.8**	**-4.6**
Eliminations	-8.7	-	-	-	-	-	-	-	-	-
Consolidated	**1,789.5**	**1,803.9**	**1,078.3**	**1,262.3**	**43.8**	**91.1**	**-63.9**	**-99.3**	**-4.8**	**-12.1**

SECONDARY SEGMENTS

	Revenue third parties		Assets		Total capital expenditure of PPE and intangible assets	
(EUR x million)	2005	2004	2005	2004	2005	2004
Netherlands	551.0	992.6	816.8	299.9	10.4	17.8
Spain	966.3	974.3	293.2	314.4	7.7	15.2
Norway	332.8	390.9	134.6	425.2	6.9	15.5
United Kingdom	164.3	318.2	61.8	154.9	2.7	8.9
Belgium	196.7	219.0	42.0	69.2	1.7	3.6
Chile	181.5	234.6	86.4	185.4	5.8	10.6
Canada	116.8	119.6	51.4	67.7	3.0	6.0
Germany	122.4	114.6	21.8	20.3	1.0	0.8
USA	78.9	73.7	47.5	50.5	0.2	0.2
Other countries	364.4	419.8	234.0	216.4	4.4	12.5
Total	**3,075.1**	**3,857.3**	**1,789.5**	**1,803.9**	**43.8**	**91.1**

(4) ACQUISITIONS AND DIVESTMENTS

ACQUISITIONS

In 2005, Nutreco acquired or increased its participation in the following companies to 100%:

In April 2005, Nutreco's Japanese joint venture Yamaha Nutreco Aquatech (YNA) has acquired all shares in Kirin Feed, a subsidiary of Kirin Beer Co. in Japan (purchase price: EUR 0.4 million). The negative goodwill of EUR 0.5 million for Kirin Feed is directly recorded in the income statement.

Subsequently, Nutreco bought out its joint venture partner, the Yamaha Motor Corporation, and acquired all shares in Yamaha Nutreco Aquatech (YNA) (purchase price: EUR 3.3 million). In the eight months to 31 December 2005, the Japanese subsidiary contributed a profit of EUR 0.3 million to the consolidated profit for the year. Revenue for this period amounted to EUR 20.0 million.

In April 2005, Nutreco subsidiary Nanta has acquired all shares in Primayor Ganaderia, Spain (purchase price: EUR 3.1 million). The negative goodwill of EUR 0.7 million for Primayor Ganaderia is directly recorded in the income statement.

On 14 June 2005, Nutreco increased its 50% participation in Plumex to 100% at a purchase price of EUR 0.2 million. Plumex, based in the Netherlands, is an exporter of hatching eggs and one-day old chicks.

In September 2005, Nutreco subsidiary Trouw Nutrition International has acquired a 51% share (purchase price: EUR 5.7 million) in the family-owned Mexican premix and specialty feed company Tenusa. Trouw Nutrition International has made an agreement to buy the remaining shares in the company. In the three months to 31 December 2005, this subsidiary contributed a profit of EUR 0.2 million to the consolidated profit for the year. Revenue for this period amounted to EUR 6.7 million.

NET ASSETS AND LIABILITIES AT ACQUISITION DATE (IN TOTAL)

(EUR x million)	Recognised values	Fair value adjustments	Carrying amounts
Property, plant and equipment	2.0	-	2.0
Biological assets	8.3	-	8.3
Inventories	2.5	-	2.5
Trade and other receivables	11.7	-0.1	11.6
Other investments	-	-	-
Cash and cash equivalents	0.7	-	0.7
Interest-bearing loans and borrowings	-7.7	-	-7.7
Trade and other payables	-7.5	-	-7.5
Provisions	-0.3	-	-0.3
Net identifiable assets and liabilities	**9.7**	**-0.1**	**9.6**
Goodwill on acquisitions	5.2	-	-
Negative goodwill on acquisitions	-1.2	-	-
Consideration paid	**13.7**	-	-
Cash acquired	-0.7	-	-
Net cash outflow	**13.0**	-	-

DIVESTMENTS

On 14 June 2005, Nutreco sold its 50% share in egg layer breeding company Hendrix Poultry Breeders B.V. to its joint venture partner Bovan Beheer B.V. Hendrix Poultry Breeders is based in Boxmeer, the Netherlands, and has 55 employees. The joint venture was part of Euribrid, Nutreco's breeding business. The selling price was EUR 10.5 million net of intercompany debt. The gain after deduction of costs and other charges (EUR 0.6 million) connected with the transaction is EUR 7.8 million. The gain has been recorded as a gain on the sale of the discontinued operations in the income statement of 2005.

On 10 October 2005, Nutreco sold the Pingo Poultry processing business to Plukon Royale B.V., part of the Royal Cebeco Group U.A. Pingo Poultry specialises in fresh prepacked products for retail customers and fresh and frozen poultry meat for the food industry. Pingo Poultry has two sites, Goor and Mierlo, in the Netherlands and one in Maasmechelen in Belgium, with approximately 1,000 employees. The company staff is transferred to Plukon Royale. The selling price is EUR 20.4 million, which is EUR 0.2 million below book value. Furthermore, a liability of EUR 3.8 million has been taken for estimated costs relating to the sale. The selling price of EUR 20.4 million was settled in cash for EUR 6.8 million, the remainder of EUR 13.6 million has been granted as a loan, which will be repaid at the end of 2008.

In addition to this selling price, the parties have agreed an earnout over the coming three years. In 2005, no amounts have been recognised for this earnout yet, due to the uncertainty of the realisation.

On 23 December 2004, Nutreco sold its pork processing business Hendrix Meat Group (HMG) to a subsidiary of Sovion. HMG, based in the Netherlands, is a producer of high-quality pork products with an annual revenue of EUR 483.9 million in 2004. The company has a staff of 973 people divided over six sites. The company specialises in the production of prepacked fresh meat for supermarket chains in the Benelux, bacon for the UK market and special products for the Italian and other EU markets.

The selling price was EUR 72.7 million net of intercompany debt. The gain after deduction of costs of EUR 7.8 million and the write-off of the goodwill of EUR 9.3 million is EUR 20.5 million.

CONDENSED FINANCIAL INFORMATION DIVESTMENTS (IN TOTAL)

(EUR x million)	2005	2004
Income statement		
Revenue	148.2	682.7
Expenses	-150.0	-655.1
Result before tax	**-1.8**	**27.6**
Income tax expense	-2.5	-1.9
Result after tax from discontinued operations	**-4.3**	**25.7**
Cash flow statement		
Net cash from operating activities	9.1	1.9
Net cash used in investing activities	-2.7	-9.7
Net cash (used in)/from financing activities	-16.9	2.7
Net cash flow	**-10.5**	**-5.1**
Balance sheet		
Property, plant and equipment	26.2	27.4
Intangible assets	-	9.3
Inventories	8.3	6.1
Trade and other receivables	44.3	37.9
Cash and cash equivalents	3.4	9.6
Minority interest	-2.0	-
Interest-bearing loans and borrowings	-21.7	-10.9
Trade and other payables	-29.0	-32.2
Employee benefits	-3.6	-0.2
Provisions	-	-1.0
Deferred tax liability	-3.2	-1.6
Net identifiable assets and liabilities	**22.7**	**44.4**
Consideration received in cash	**17.3**	**72.7**
Cash disposed of	3.4	9.6
Net cash (inflow)	**13.9**	**63.1**
Consideration received in cash	**17.3**	**72.7**
Loan granted	13.6	-
Total proceeds	**30.9**	**72.7**
Net identifiable assets and liabilities	22.7	44.4
Gain before transaction costs	**8.2**	**28.3**
Transaction costs relating to the sale	4.4	7.8
Gain on sale of discontinued operations, net of tax	**3.8**	**20.5**

The income and cash flow figures for the year 2004 also include the comparative figures for the subsidiaries divested in 2005.

The results on the sale of Hendrix Meat Group, Hendrix Poultry Breeders and Pingo Poultry are tax-exempt. The tax effect on transaction costs is included in current tax.

In addition to the aforementioned acquisitions and divestments, Nutreco has signed an agreement with Stolt Nielsen S.A. to merge the fish farming activities. This transaction was closed on 29 April 2005. Please refer to note 13 on page 104.

(5) OTHER OPERATING INCOME

(EUR x million)	2005	2004
Derecognition translation reserve Marine Harvest	2.7	-
Claims	3.7	4.9
Release of provisions, not utilised	3.4	8.7
Negative goodwill released directly in income statement	1.2	-
Gain on sale of property, plant and equipment and intangible assets	1.2	0.6
Gain on sale of discontinued operations	3.8	20.5
Other	0.7	0.2
Total	**16.7**	**34.9**
Continuing operations	*11.9*	*14.1*
Discontinued operations	*4.8*	*20.8*

(6) PERSONNEL COSTS

(EUR x million)	2005	2004
Gross salaries/wages	258.0	327.5
Social security	56.6	66.1
Third-party staff	53.4	111.1
Pension costs	23.2	23.5
Pension benefits	-9.4	-44.8
Expense arising from long-term award plan	0.8	0.5
Expense arising form performance options	0.7	0.4
Expense arising from performance shares	1.5	0.9
Other personnel costs	30.5	30.8
Total	**415.3**	**516.0**
Continuing operations	*381.1*	*417.0*
Discontinued operations	*34.2*	*99.0*

(AVERAGE) NUMBER OF EMPLOYEES

Breakdown by country of the (average) number of permanent employees in FTEs:

	2005	2004
Netherlands	1,397	2,313
Spain	3,081	2,985
Chile	1,302	2,997
Norway	507	948
Belgium	615	673
United Kingdom	375	719
Canada	380	463
Germany	172	162
USA	129	172
Other countries	1,026	1,183
Average number of employees	**8,984**	**12,615**
Number of employees at 31 December	**6,993**	**12,408**
Continuing operations	*6,993*	*10,714*
Discontinued operations	-	*1,694*

(7) OTHER OPERATING EXPENSES

(EUR x million)	2005	2004
Provisions	7.4	13.1
Energy & utility	44.2	46.4
Rent & lease	19.3	23.0
Maintenance & repair	37.5	48.5
Insurance	10.3	20.2
Information technology	7.5	10.7
Communication	7.1	8.7
Advertising & promotion	14.6	16.4
Consultancy	22.6	27.1
Travel	17.6	20.6
Freight costs	45.8	46.2
Other	40.0	61.8
Total	**273.9**	**342.7**
Continuing operations	*260.4*	*290.6*
Discontinued operations	*13.5*	*52.1*

Research and development expenses amounted to EUR 24.7 million (2004: EUR 25.1 million).

(8) NET FINANCING COSTS

(EUR x million)	2005	2004
Interest income	5.5	0.9
Foreign exchange gain	5.9	-
Financial income	**11.4**	**0.9**
Interest expense	-17.5	-28.6
Dividend expense on cumulative preference shares	-4.5	-4.5
Foreign exchange loss	-5.9	-
Net loss on remeasurement of debt investments at fair value through the income statement	-0.9	-
Financial expenses	**-28.8**	**-33.1**
Net financing costs	**-17.4**	**-32.2**
Continuing operations	*-17.3*	*-31.8*
Discontinued operations	*-0.1*	*-0.4*

Net financing costs declined to EUR 17.4 million (2004: EUR 32.2 million).

Financial income increased to EUR 11.4 million (2004: EUR 0.9 million), mainly due to EUR 4.6 million interest received on the shareholders' loans to Marine Harvest and the revaluation of EUR 5.9 million of the shareholders' loans to Marine Harvest.

Financial expenses declined to EUR 28.8 million (2004: EUR 33.1 million), mainly as a consequence of a lower average debt and currency effects of EUR 3.0 million in relation to the disentanglement of Nutreco fish farming activities and the formation of Marine Harvest, and include revaluation of EUR 5.9 million of external indebtedness that has been used as hedge for the shareholders' loans to Marine Harvest.

Financial expenses include the dividend payable of EUR 4.5 million (2004: EUR 4.5 million) on the cumulative preference shares 'A'.

Foreign exchange gains and losses in raw materials and consumables used, recorded under raw materials, amount to EUR 0.7 million.

(9) INCOME TAX EXPENSE

In 2005, the income tax expense amounted to EUR 13.2 million (2004: EUR 23.7 million). The components of taxation on income are:

(EUR x million)	2005	2004
Recognised in income statement		
Current tax this year	-12.7	-17.3
Adjustments for prior years	2.8	-5.5
Current tax expense	**-9.9**	**-22.8**
Origination and reversal of temporary differences	-6.6	16.1
Change in tax rate	-0.2	1.4
Benefit of losses recognised	3.5	-18.4
Deferred tax expense	**-3.3**	**-0.9**
Total income tax expense in income statement	**-13.2**	**-23.7**
Continuing operations	*-10.7*	*-21.8*
Discontinued operations	*-2.5*	*-1.9*

Reconciliation of the weighted average statutory income tax rate as a percentage of result before taxes and the effective tax rate is as follows:

(%)	2005	2004
Weighted average statutory income tax rate	**32.2%**	**31.6%**
Tax effect of:		
Change in valuation allowance:		
• Utilisation of previously not recognised loss carry-forwards	-4.6%	-6.4%
• New loss carry-forwards not expected to be realised	2.0%	1.0%
Non-tax-deductible impairment charges	2.6%	8.1%
Non-taxable income	-13.5%	-8.4%
Non-tax-deductible expenses	2.3%	1.5%
Tax incentives and other	-12.2%	-4.9%
Effective rate	**8.8%**	**22.5%**
Continuing operations	*7.0%*	*28.1%*
Discontinued operations	*-138.9%*	*6.9%*

In the reconciliation of the weighted average effective tax rate, the share in results of associates including the share in result of the Marine Harvest joint venture is included. The weighted average effective tax rate excluding the share in results of associates is 13.0% in 2005 (2004: 23.4%).

The amount of the benefits arising from previously unrecognised net operating losses amounts to EUR 6.9 million in 2005 (2004: EUR 6.7 million).

The effective tax rate on discontinuing operations in 2005 is mainly caused by the non-tax-deductible impairment of the goodwill in Pingo Poultry, partly compensated by the non-taxable results of the sale of Hendrix Poultry Breeders and Pingo Poultry. The effective tax rate in discontinuing operations in 2004 is mainly caused by the non-taxable gain on the sale of Hendrix Meat Group.

The movements of the net deferred tax are as follows:

(EUR x million)	2005	2004
As at 1 January	**24.4**	**19.3**
Recognised in income statement	-3.3	-0.9
Recognised in equity	1.6	-
Divestments	20.6	1.5
Effect of movement in foreign exchange	-0.3	0.2
Other	-0.7	4.3
As at 31 December	**42.3**	**24.4**

(10) EARNINGS PER SHARE

BASIC EARNINGS PER SHARE

The calculation of the basic earnings per share at 31 December 2005 was based on the total result for the period attributable to equity holders of Nutreco of EUR 134.4 million (2004: EUR 77.9 million) and a weighted average number of shares outstanding during the year ended 31 December 2005 of 34,498 (2004: 34,056), calculated as follows:

(in thousands of shares)	2005	2004
Weighted average number of shares at 1 January	**34,056**	**33,342**
Effect of conversion of share options	56	207
Effect of shares issued in June	317	393
Effect of shares issued in August	69	114
Weighted average number of shares at 31 December	**34,498**	**34,056**

The calculation of the diluted earnings per share is based on 34.7 million (2004: 34.2 million) shares, taking into account the exercise of outstanding share options.

(in thousands of shares)	2005	2004
Weighted average number of shares at 31 December	**34,498**	**34,056**
Effect of share options outstanding	202	182
Weighted average number of shares (diluted) at 31 December	**34,700**	**34,238**

SHARE CAPITAL

The authorised share capital of the Company as at 31 december 2005 amounted to EUR 41.5 million (2004: EUR 41.5 million) and consists of 55 million ordinary shares, 16 million cumulative preference shares 'A', 71 million cumulative preference shares 'D' and 31 million cumulative financing preference shares 'E', all with a nominal value of EUR 0.24.

Movements in the paid-up share capital are as follows:

(number of shares)	2005	2004
As at 1 January	**34,080,918**	**33,517,700**
Options	32,404	18,850
Conversion of final and interim dividend	386,050	506,810
Shares issued	28,219	37,558
As at 31 December	**34,527,591**	**34,080,918**

(EUR x million)	2005	2004
Key figures per ordinary share for continuing business		
Basic earnings per share for continuing operations *(EUR)*	4.03	1.57
Diluted earnings per share for continuing operations *(EUR)*	4.01	1.56
Basic earnings per share for continuing operations before impairment of goodwill *(EUR)*	4.03	1.57
Average number of shares outstanding during the year *(x thousand)*	34,498	34,056
Number of shares outstanding as at 31 December *(x thousand)*	34,528	34,081
Key figures per share for discontinued operations *(EUR)*		
Basic earnings per share for discontinued operations	-0.13	0.72
Diluted earnings per share for discontinued operations	-0.13	0.72
Basic earnings per share for discontinued operations before impairment of goodwill	0.22	0.72
Key figures per share *(EUR)*		
Basic earnings per share	3.90	2.29
Diluted earnings per share	3.88	2.28
Basic earnings per share before impairment of goodwill	4.25	2.29

(11) PROPERTY, PLANT AND EQUIPMENT

(EUR x million)	Land & buildings	Machinery & equipment	Other	Under construction	Total
Cost					
Balance at 1 January 2004	**387.1**	**788.5**	**109.8**	**25.8**	**1,311.2**
Capital expenditure	19.0	59.7	7.5	-	86.2
Disposals	-19.2	-27.3	-9.6	-1.0	-57.1
Divestments	-22.0	-36.9	-7.5	-	-66.4
Effect of movement in foreign exchange	-1.9	-5.4	-1.0	0.3	-8.0
Balance at 31 December 2004	**363.0**	**778.6**	**99.2**	**25.1**	**1,265.9**
Balance at 1 January 2005	**363.0**	**778.6**	**99.2**	**25.1**	**1,265.9**
Capital expenditure	5.8	21.9	10.8	-	38.5
Disposals	-4.1	-24.7	-2.6	-	-31.4
Acquisitions through business combinations	1.2	1.3	1.2	-	3.7
Divestments (incl. Marine Harvest)	-90.9	-253.3	-36.1	-7.2	-387.5
Effect of movement in foreign exchange	13.1	25.7	3.3	0.6	42.7
Balance at 31 December 2005	**288.1**	**549.5**	**75.8**	**18.5**	**931.9**
Depreciation and impairment losses					
Balance at 1 January 2004	**-177.5**	**-536.7**	**-82.7**	**-**	**-796.9**
Disposals	7.4	34.1	7.8	-	49.3
Divestments	13.2	22.1	5.2	-	40.5
Depreciation continuing operations	-12.0	-53.4	-17.8	-	-83.2
Depreciation discontinued operations	-3.0	-6.1	-1.3	-	-10.4
Effect of movement in foreign exchange	0.7	3.4	0.3	-	4.4
Balance at 31 December 2004	**-171.2**	**-536.6**	**-88.5**	**-**	**-796.3**
Balance at 1 January 2005	**-171.2**	**-536.6**	**-88.5**	**-**	**-796.3**
Disposals	2.3	22.9	3.3	-	28.5
Acquisitions through business combinations	-0.2	-0.7	-0.8	-	-1.7
Divestments (incl. Marine Harvest)	33.5	156.3	27.3	-	217.1
Impairment losses	-3.3	-3.3	-0.4	-	-7.0
Depreciation continuing operations	-9.9	-39.7	-7.2	-	-56.8
Depreciation discontinued operations	-1.4	-2.6	-0.3	-	-4.3
Effect of movement in foreign exchange	-4.9	-17.1	-2.4	-	-24.4
Balance at 31 December 2005	**-155.1**	**-420.8**	**-69.0**	**-**	**-644.9**
Carrying amount at 1 January 2004	**209.6**	**251.8**	**27.1**	**25.8**	**514.3**
Carrying amount at 31 December 2004	**191.8**	**242.0**	**10.7**	**25.1**	**469.6**
Carrying amount at 1 January 2005	**191.8**	**242.0**	**10.7**	**25.1**	**469.6**
Carrying amount at 31 December 2005	**133.0**	**128.7**	**6.8**	**18.5**	**287.0**

Every year, the Company reviews at each balance date the carrying amount of these balances, taking the relevant cash generating units as the basis to determine whether there is any indication of impairment.

As outcome of these impairment calculations, long-lived assets in China (EUR 2.3 million), in France (EUR 2.2 million) and in the Netherlands (EUR 2.5 million) have been impaired; the total amount of EUR 7.0 million has been shown separately in the 2005 income statement. The calculations have been based on specific discount rates reflecting current market assessments of the time-value of money and the risk specific to the assets (France/Netherlands 8.0%, China 9.7%).

There are no property, plant and equipment pledged as security for liabilities.

(12) INTANGIBLE ASSETS

(EUR x million)	Goodwill	Concessions & licenses	Develop-ment costs	Software	Know-how	Total
Cost						
Balance at 1 January 2004	**290.5**	**126.8**	-	-	-	**417.3**
Capital expenditure	-	4.9	-	-	-	4.9
Disposals	-	-1.1	-	-	-	-1.1
Divestments	-16.8	-	-	-	-	-16.8
Effect of movement in foreign exchange	0.2	1.6	-	-	-	1.8
Balance at 31 December 2004	**273.9**	**132.2**	-	-	-	**406.1**
Balance at 1 January 2005	**273.9**	**132.2**	-	-	-	**406.1**
Capital expenditure	-	1.5	0.4	3.4	-	5.3
Internal transfers	-	-6.8	-	6.6	0.2	-
Disposals	-	-0.2	-	-0.4	-	-0.6
Acquisitions through business combinations	5.2	-	-	-	-	5.2
Divestments (incl. Marine Harvest)	-188.9	-118.5	-	-0.1	-	-307.5
Effect of movement in foreign exchange	11.3	4.0	-	0.2	-	15.5
Balance at 31 December 2005	**101.5**	**12.2**	**0.4**	**9.7**	**0.2**	**124.0**
Amortisation and impairment losses						
Balance at 1 January 2004	**-199.3**	**-35.4**	-	-	-	**-234.7**
Disposals	-	1.1	-	-	-	1.1
Divestments	2.3	-	-	-	-	2.3
Amortisation continuing operations	-	-5.7	-	-	-	-5.7
Amortisation discontinued operations	-	-	-	-	-	-
Impairment losses	-	-0.1	-	-	-	-0.1
Effect of movement in foreign exchange	-3.2	-0.2	-	-	-	-3.4
Balance at 31 December 2004	**-200.2**	**-40.3**	-	-	-	**-240.5**
Balance at 1 January 2005	**-200.2**	**-40.3**	-	-	-	**-240.5**
Disposals	-	-	-	0.6	-	0.6
Divestments (incl. Marine Harvest)	188.9	32.2	-	-	-	221.1
Amortisation continuing operations	-	-1.1	-	-1.7	-	-2.8
Amortisation discontinued operations	-	-	-	-	-	-
Impairment losses	-12.1	-	-	-	-	-12.1
Effect of movement in foreign exchange	-5.3	-1.1	-	-0.1	-	-6.5
Balance at 31 December 2005	**-28.7**	**-10.3**	-	**-1.2**	-	**-40.2**
Carrying amount at 1 January 2004	**91.2**	**91.4**	-	-	-	**182.6**
Carrying amount at 31 December 2004	**73.7**	**91.9**	-	-	-	**165.6**
Carrying amount at 1 January 2005	**73.7**	**91.9**	-	-	-	**165.6**
Carrying amount at 31 December 2005	**72.8**	**1.9**	**0.4**	**8.5**	**0.2**	**83.8**

Goodwill relates to several acquisitions made during the period 2000-2005 and is tested for impairment annually. In 2004, concessions and licenses mainly comprise fish farming rights and are tested for impairment each year.

Prior to the sale in 2005 of the poultry processing activities in the Netherlands and Belgium (Pingo Poultry), the Company determined the fair value of these activities. Based on a discount rate of 8%, Nutreco recognised an impairment loss on goodwill for an amount of EUR 12.1 million.

There are no intangible assets pledged as security for liabilities.

(13) INVESTMENTS IN ASSOCIATES

(EUR x million)	2005	2004
As at 1 January	**16.9**	**14.0**
Share in results	48.7	4.0
Dividends received	-2.5	-0.4
(De)consolidations	372.5	-0.9
Effect of movement in foreign exchange	20.4	0.2
As at 31 December	**456.0**	**16.9**

The breakdown of the investments in associates is as follows:

	2005		2004	
(EUR x million)	Ownership	Amount	Ownership	Amount
Marine Harvest[1]	75%	449.1	20-50%	9.9
Hydrotech A.S.[2]	19.8%	4.7	19.8%	4.7
Nanta de Venezuela C.A.	50%	1.6	50%	1.6
Other	20-50%	0.6	20-50%	0.7
		456.0		**16.9**

MARINE HARVEST JOINT VENTURE

On 3 December 2004, Nutreco Holding N.V. and Stolt-Nielsen S.A. have signed an agreement to merge Nutreco's worldwide fish farming, processing and marketing & sales activities with the fish farming operations of Stolt-Nielsen. This new company is owned for 75% by Nutreco and for 25% by Stolt-Nielsen. However, the companies have joint control over the joint venture, since significant (business) decisions can only be made when either approval has been obtained by both the Nutreco and Stolt-Nielsen Supervisory Board members or by Stolt-Nielsen and Nutreco representatives in the Annual General Meeting (of Shareholders).

The transaction was closed on 29 April 2005. Since the closing, Nutreco has applied the equity accounting method to account for the results of Marine Harvest. The shareholding in Marine Harvest has been reported as investments in associates in the balance sheet of Nutreco and Nutreco's share in the results of Marine Harvest has been reported in share in results of associates.

For the period January to April 2005, operational results, cash flows and assets and liabilities are included in the consolidated accounts consistent with the accounting treatment applied in previous years (see also segment fish farming in the segment reports). The key financial figures of Marine Harvest on a 100% basis as at 31 December 2005 and for the period 30 April to 31 December 2005 are:

(EUR x million)	31 December 2005
Assets	**1,194.6**
Total equity	627.2
Liabilities	567.4
Total equity and liabilities	**1,194.6**

(EUR x million)	30 April 2005 - 31 December 2005
Revenue	725.8
Result after tax	61.7

[1] The amount of EUR 9.9 million in 2004 relates to participations of Nutreco's fish farming operations which have been included in the transfer to the Marine Harvest joint venture as at 29 April 2005.

[2] Nutreco Holding N.V. has significant influence (CEO Board membership), despite the ownership percentage.

The equity investment of EUR 449.1 million in Marine Harvest can be detailed as follows:

	(EUR x million)	
	Actual contribution as at 29 April 2005	375.1
Add:	Share in direct entries in equity of Marine Harvest in the period 30 April - 31 December 2005 resulting from foreign exchange translation differences	20.1
	Share in total result after tax in the period 30 April - 31 December 2005	46.3
	Transaction costs	9.4
	Foreign exchange translation differences	8.6
		84.4
		459.5
Less:	Allocation of unrealised profits on feed deliveries to Marine Harvest	10.4
		449.1

The foreign exchange translation differences of EUR 8.6 million reflect the impact on the equity value of the Canadian fish farming activities resulting from timing differences between legal and economic treatment of the sale of the shares.

In addition to the investment of EUR 449.1 million in Marine Harvest, Nutreco has also issued a shareholders' loan to Marine Harvest; as at 31 December 2005 this loan amounted to EUR 155.9 million, which has been recorded under financial assets (see note 18 on page 108).

In accordance with IFRS, upon incorporation, the participation in the Marine Harvest joint venture has been valued at fair value. It has been concluded that the actual contribution of the Nutreco fish farming activities, amounting to EUR 375.1 million (excluding the shareholders loan) is considered to be a reasonable estimation of the fair value of the participation in Marine Harvest. This fair value is EUR 29.0 million lower than the participation of 75% of the Marine Harvest equity at the opening balance date.

(14) OTHER INVESTMENTS

	Equity securities		Debt securities		Total	
(EUR x million)	2005	2004	2005	2004	2005	2004
As at 1 January	**2.3**	**1.8**	**33.7**	**24.3**	**36.0**	**26.1**
(De)consolidations	0.1	0.8	14.6	11.3	14.7	12.1
Disposals/loans repaid	-0.1	-0.3	-9.7	-2.0	-9.8	-2.3
Effect of movement in foreign exchange	-	-	0.1	0.1	0.1	0.1
As at 31 December	**2.3**	**2.3**	**38.7**	**33.7**	**41.0**	**36.0**

Equity securities consist of Nutreco's participation in several companies in which Nutreco does not have control or significant influence. The participations are valued at cost as Nutreco has not been in the position to sufficiently obtain data to calculate or to estimate corresponding fair values.

The breakdown of debt securities is as follows:

(EUR x million)	2005	2004
Loans related to Dutch Nutreco Pension Fund	12.1	12.1
Loan related to divestment Pingo Poultry	12.7	-
Loans to customers	13.9	21.6
	38.7	**33.7**

The loans related to the Dutch Nutreco Pension Fund consist of two loans:

- A subordinated loan of EUR 7.0 million has been granted by Nutreco to the Dutch Nutreco Pension Fund during 2003 and 2004. The interest rate is Euribor + 0.5%; repayment of the loan depends on fulfilling specific conditions by the Dutch Nutreco Pension Fund;
- A loan of EUR 5.1 million which has been granted in 2004. The interest rate is fixed at 5% for a five-year period.

The loan of EUR 12.7 million relates to the divestment of Pingo Poultry in 2005. Part of the total selling price of EUR 20.4 million has not been paid by the purchaser but will be paid at the end of a three-year period, being the end of the year 2008. No interest is being charged by Nutreco. The nominal value of this loan amounts to EUR 13.6 million and has been discounted with a rate of 2,4%, resulting in the above amount of EUR 12.7 million.

The loans to customers are mainly related to the sale of feed; interest is being charged based on normal business conditions.

(15) DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities relate to the following balance sheet items:

	2005		2004	
(EUR x million)	Assets	Liabilities	Assets	Liabilities
Property, plant and equipment	2.5	-22.8	10.7	-10.8
Intangible assets	34.3	-0.9	2.7	-0.9
Financial assets	3.1	-5.9	-	-5.8
Inventories	9.2	-0.8	1.9	-
Biological assets	-	-0.1	-	-39.5
Trade and other receivables	5.3	-10.9	6.4	-9.8
Employee benefits	0.3	-1.4	15.2	-
Provisions	-	-13.2	1.9	-2.4
Trade and other payables	4.5	-9.6	6.2	-24.8
	59.2	**-65.6**	**45.0**	**-94.0**
		-6.4		**-49.0**
Effect net operating losses				
Tax loss carried forward	-	48.4	-	68.0
Netting net operating losses	-	0.3	-	5.3
Differences tax rate	-	-	-	0.1
Net deferred tax assets/liabilities	-	**42.3**	-	**24.4**
Deferred tax assets presented under non-current assets	-	52.2	-	40.7
Deferred tax liabilities presented under non-current liabilities	-	-9.9	-	-16.3
Net deferred tax assets/liabilities	-	**42.3**	-	**24.4**

The changes in deferred tax assets and liabilities in 2005 have been caused mainly by the deconsolidation of Marine Harvest.

NON-CAPITALISED UNUSED NET OPERATING LOSS

The total net operating loss is EUR 62.7 million for the financial year 2005 (2004: EUR 76.5 million).

(EUR x million)	2005			2004		
Expiration	< 5 years	5 years - 10 years	> 10 years	< 5 years	5 years - 10 years	> 10 years
Net operating loss	6.9	43.3	12.5	7.7	55.2	13.6

INCOME TAX RECEIVABLES AND INCOME TAX LIABILITIES

The income tax receivables of EUR 7.7 million (2004: EUR 7.1 million) represent the amount of income taxes recoverable in respect of current and prior periods that exceeds payment. The income tax liabilities amount to EUR 22.9 million in 2005 (2004: EUR 38.1 million). Income tax receivables and liabilities have been offset in cases where there is a legally enforceable right to set off current tax assets against current tax liabilities and when the intension exist to settle on a net basis or to realise the receivable and liability simultaneously.

(16) INVENTORIES

(EUR x million)	2005	2004
Raw materials	105.6	115.7
Finished products	45.8	55.7
Total	**151.4**	**171.4**

In the inventory valuation, an amount of EUR 79.8 million (2004: EUR 60.3 million) is recorded at realisable value. No reversal of a previous writedown has been recognised.

(17) BIOLOGICAL ASSETS

Mature or harvestable biological assets are stated at fair value less estimated point-of-sale costs, with any resulting gain or loss recognised in the income statement. Point-of-sale costs include all costs that would be necessary to sell the assets, excluding costs necessary to get the assets to market.

For some biological assets, the fair value cannot be estimated with sufficient certainty and is, therefore, valued at cost less impairment charges. These categories of biological assets are, among others, non-marketable fish, smolt and certain breeding inventories.

(EUR x million)	2005	2004
As at 1 January	**301.6**	**316.2**
Expenses capitalised	604.8	814.0
Decrease due to harvest and sales	-607.9	-807.8
Change in fair value less estimated point-of-costs	8.6	-17.9
Acquisitions through business combinations	8.3	-
Deconsolidations	-268.2	-
Effect of movement in foreign exchange differences	5.4	-2.9
As at 31 December	**52.6**	**301.6**

In 2005, biological assets mainly comprises of poultry and pigs in Spain (EUR 45.8 million). For 2004, Marine Harvest is included for EUR 257.1 million.

IMPAIRMENT CHARGES

At year-end 2004, Nutreco performed impairment analyses under IFRS as adopted by the EU for its activities in Canada and Norway. Where Dutch GAAP allows the use of estimated foreign exchange rates in cash flow projections, IFRS as adopted in the EU prescribes the use of the spot rate. This difference between the two GAAPs considerably impacts the recoverable amounts (which are lower under IFRS). In accordance with IFRS as adopted in the EU, Nutreco has determined the greater of their net selling price and value in use, which has resulted in an impairment of the Canadian biological assets by EUR 14.0 million and of the cod and halibut biological assets by EUR 6.0 million as of 31 December 2004.

The total impairment of EUR 20.0 million has been recorded as change in fair value less estimated point-of-sale costs.

(18) FINANCIAL ASSETS

Since 29 April 2005, Nutreco made available subordinated shareholders' loans to Marine Harvest. The principal amounts are NOK 814.2 million, GBP 17.0 million and CAD 40.0 million; total amount EUR 155.9 million. Interest is based on Libor of the respective currency plus a credit margin of 1.5%. The loans are unsecured and have a maturity of five years. In February 2006, Marine Harvest has obtained an agreement with a group of international banks for a new five-year revolving credit facility of EUR 350 million and has used the proceeds to repay the shareholders' loan.

(19) TRADE AND OTHER RECEIVABLES

(EUR x million)	2005	2004
Trade receivables – third parties	324.0	402.3
Trade receivables – related parties	32.1	-
Trade receivables	**356.1**	**402.3**
Prepayments	11.5	22.5
Fair value foreign exchange derivatives	3.4	-
Fair value cross currency interest rate derivatives	3.5	-
Other receivables	33.6	30.6
Total trade and other receivables	**408.1**	**455.4**

Trade receivables are shown net of impairment losses amounting to EUR 65.5 million (2004: EUR 70.8 million). In 2005, EUR 6.1 million of impairment losses were recognised in the income statement (2004: EUR 12.0 million).

(20) CASH AND CASH EQUIVALENTS

(EUR x million)	2005	2004
Deposits	33.1	122.8
Bank accounts	55.0	3.9
Transit/checks	1.9	2.1
In hand	0.1	7.9
Cash and cash equivalents	**90.1**	**136.7**
Bank overdrafts	-36.5	-6.8
Cash and cash equivalents in the cash flow statement	**53.6**	**129.9**

Cash and cash equivalents are at Nutreco's free disposal.

(21) EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF NUTRECO

TREASURY SHARES

In 2001 and 2003, the Company has (re)purchased 686,650 shares which are held in treasury for delivery upon exercise of options and liabilities arising from the employee share participation scheme and are accounted for as a reduction of the equity attributable to equity holders of Nutreco. Treasury shares are recorded at cost, representing the market price on the acquisition date. When issued, shares are removed from treasury stock on a FIFO basis. Any difference between the cost and the market value at the time treasury shares are issued is recorded in share premium.

The movements in the treasury shares can be summarised as follows:

	2005		2004	
(EUR x thousand)	Number of shares	Amount	Number of shares	Amount
As at 1 January	**401,715**	**6,369**	**458,123**	**7,567**
Options exercised	-32,405	-458	-18,850	-245
Employee share participation scheme	-28,219	-761	-37,558	-953
As at 31 December	**341,091**	**5,150**	**401,715**	**6,369**

DIVIDENDS

After the balance sheet date, the following dividends were proposed by the Board. The dividends have not been provided for and income tax consequences are not recognised as a liability.

The proposed dividend per ordinary share amounts to EUR 1.52 (2004: EUR 0.53). Shareholders may opt to receive the dividend in cash or in shares. Shareholders wishing to receive the dividend in ordinary shares have from 23 May 2006 until close of trading on Euronext at 6 June 2006 to make their choice known.

TRANSLATION RESERVE

The translation reserve comprises all foreign differences arising from the translation of the financial statements of foreign operations as well as from the translation of intercompany loans with a permanent nature and liabilities that hedge the net investments in a foreign subsidiary.

HEDGING RESERVE

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedge transactions that have not yet occurred.

(22) INTEREST-BEARING LOANS AND BORROWINGS

The specification of total interest-bearing loans and borrowings is as follows:

(EUR x million)	2005	2004
Interest-bearing loans and borrowings (non-current)	279.7	502.1
Interest-bearing loans and borrowings (current)	165.6	10.7
Total	**445.3**	**512.8**

(EUR x million)	2005	2004
Interest-bearing loans and borrowings (non-current)		
Syndicated loans	25.5	240.7
Private placement	173.0	158.1
Financial lease	0.2	3.0
Cumulative preference shares	68.1	68.1
Long-term bank loans	10.5	28.5
Other long-term loans	2.4	3.7
	279.7	**502.1**
Breakdown of interest-bearing loans and borrowings (non-current) by currency		
Norwegian krone[1]	-	123.7
US dollar[1]	173.0	86.1
British pound	4.4	58.1
Canadian dollar	22.0	26.5
Euro[2]	69.6	193.4
Australian dollar[1]	-	11.4
Other currencies	10.7	2.9
	279.7	**502.1**

In March 2005, Nutreco has refinanced the syndicated loan facility of EUR 481.3 million by a five-year committed revolving credit facility of EUR 550 million with an international syndicate of banks. The credit facility may be used for loans and guarantees in various currencies.

The financial covenants of the syndicated loan facility are related to net senior debt compared to EBITDA and EBITDA compared to net financial income and expenses. EBITDA and net financial income and expenses are calculated on a twelve-month rolling basis. The interest rates are based on Euribor or Libor of the optional currency, whereas the interest margin is a function of the ratio of net senior debt to EBITDA. The interest conditions as well as the financial covenants are more favourable in comparison with the previous syndicated loan which was arranged in 2001.

In May 2004, Nutreco issued senior notes in a private placement in the United States of America for a total amount of USD 204.0 million. The senior notes consist of three tranches of USD 46.0 million, USD 80.0 million and USD 78.0 million with maturities of five, seven and ten years respectively. The financial covenants of the private placement are related to net senior debt compared to EBITDA and EBITDA compared to net financial income and expenses. EBITDA and net financial income and expenses are calculated on a twelve-month rolling basis. Interest rates are fixed for the life of the facility.

During 2005, Nutreco remained well within the financial covenants agreed upon with both the syndicated loan facility and the private placement.

[1] In 2004, the amounts per currency have been adjusted for the effect of the cross-currency interest rate swaps. Without these adjustments, the long-term debt in NOK and AUD is respectively EUR 71.5 million and EUR 0.0 million and the long-term debt in USD amounts to EUR 149.7 million.

[2] The EUR interest-bearing debt includes the cumulative preference shares.

Already prior to the Initial Public Offering in 1997, Nutreco has issued cumulative preference shares (EUR 68.1 million), which under IFRS classify as interest-bearing debt. Under the agreement between Nutreco and the holders of the cumulative preference shares, the latter receive a fixed annual dividend of 6.66%.

In addition to the syndicated loan, the private placement and the cumulative preference shares, credit facilities of EUR 260.8 million (2004: EUR 288.6 million) are available to Nutreco, of which an amount of EUR 12.9 million classifies as non-current interest-bearing debt. Of the total facilities of EUR 1,052 million, an amount of EUR 445.3 million had been used as at year-end 2005 (2004: EUR 986.8 and EUR 512.4 million, respectively).

To hedge the variable interest rate risk, an interest rate swap has been contracted in for CAD, which matures in 2006. In addition, Nutreco has agreed fixed interest rates for a total amount of USD 204 million of the private placement, for periods of five, seven and ten years. Three cross-currency interest rate swaps, with a fixed interest, have been contracted to swap interest and future repayment liabilities of USD 14.9 million to AUD, USD 71.6 million to NOK and USD 60.4 million to EUR, which terminate in respectively 2009, 2011 and 2014. With the private placement and these derivatives, 66% of the interest on Nutreco's long-term loans has been fixed (72% as at 31 December 2004).

The average fixed interest rate on the interest-bearing debt as at 31 December 2005 is 5.19% (2004: 5.3%) and the average variable interest rate on the interest-bearing debt as at 31 December 2005 is 3.82% (2004: 3.35%). The interest rates of the major currencies are ranging from 0.8 % to 6.64% (2004: 3.2% to 7.5%) depending on the currency of the debt.

(EUR x million)	2005	2004
Interest-bearing loans and borrowings (current)		
Bank overdrafts	36.5	6.8
Short-term loans	12.5	3.9
Syndicated loans	116.5	-
Current portion of long-term bank loans	0.1	-
Total	**165.6**	**10.7**

SECURITIES

All credit facilities are unsecured. Several group companies are jointly and severally liable for the amounts due to credit institutions. Loan agreements relating to the facilities contain negative pledge and pari passu clauses.

FINANCIAL LEASE OBLIGATIONS

Under the terms of the lease agreements, no contingent rents are payable. Financial lease obligations consist of obligations between a period of one and five years for an amount of EUR 0.2 million (2004: EUR 3.0 million).

(23) EMPLOYEE BENEFITS

EMPLOYEE BENEFITS

The components of the employee benefits for the financial year to 31 December 2005 and for the financial year to 31 December 2004 are shown in the following table:

(EUR x million)	2005	2004
Present value of (un)funded obligations	78.2	141.4
Fair value of plan assets	-52.6	-84.2
Present value of net obligations	**25.6**	**57.2**
Unrecognised actuarial gains and losses	-11.6	-9.2
Recognised liability for defined benefit obligations	**14.0**	**48.0**
Liability for defined contribution obligations	9.0	7.7
Liability for long-term service obligations	2.3	2.7
Liability for long-term award obligations	1.3	0.5
Other employee benefits	16.7	22.2
Total employee benefits	**43.3**	**81.1**
Non-current employee benefits	*26.0*	*58.5*
Current employee benefits	*17.3*	*22.6*

Expenses recognised in the income statement

(EUR x million)	2005	2004
Current service costs	4.7	14.3
Interest on obligation	5.1	18.0
Expected return on plan assets	-4.5	-16.0
Expenses related to defined benefit obligations	**5.3**	**16.3**
Expense related to defined contributions obligations	17.9	7.2
Expense arising from long-term service obligations	-0.1	-
Expense arising from long-term award obligations granted in 2004	0.5	0.5
Expense arising from long-term award obligations granted in 2005	0.3	-
Expense arising from performance options granted in 2004	0.4	0.4
Expense arising from performance options granted in 2005	0.3	-
Expense arising from performance shares granted in 2004	0.8	0.9
Expense arising from performance shares granted in 2005	0.7	-
Other expenses	**20.8**	**9.0**
Total expenses recognised in the income statement	**26.1**	**25.3**
Income recognised in the income statement		
Closing defined benefit obligations in the Netherlands	-	-44.8
Closing defined benefit obligations in the United Kingdom and Norway	-9.4	-
	-9.4	**-44.8**
Total expenses and income recognised in the income statement	**16.7**	**-19.5**

The expenses and income are recognised in personnel cost in the income statement.
In 2005, Nutreco has a pension benefit of EUR 9.4 million primarily because of a large curtailment and settlement gain in Norway and the United Kingdom. This benefit resulted from the closure of the defined benefit plans in the United Kingdom at 30 June 2005

and the closure of the majority of defined benefit plans in Norway at 31 December 2005. In both countries, Nutreco changed the pension plans into defined contribution plans.
In 2004, Nutreco has a pension benefit of EUR 44.8 million from the closure of the defined benefit plan in the Netherlands.

Company liability

The funded status of the pension plan and the amounts recognised as a company liability at 31 December 2005 and 31 December 2004 are shown in the following table:

(EUR x million)	2005	2004
Net liability for defined benefit plans at 1 January	48.0	94.3
Contributions received	-5.1	-18.1
Expense recognised in the income statement	5.3	16.3
Impact of closing defined benefit plans	-9.4	-44.8
Divestments	-25.4	-
Effect of movement in foreign exchange	0.6	0.3
Net liability for defined benefit plans at 31 December	**14.0**	**48.0**

Actuarial assumptions

The principal actuarial assumptions used at 31 December 2005 and 31 December 2004 are shown in the table below:

(%)	31 December 2005	31 December 2004
Discount rate	4.54	5.14
Long-term rate of return on assets	6.18	6.94
Salary increases	3.64	3.17
Pension increases	2.68	2.81
Inflation (RPI)	2.68	2.81

SHARE-BASED PAYMENTS

Options

The Company has a share option plan effective as of 11 March 1998. Share options can be granted each year to a maximum of 500,000 ordinary shares. Grants of the share options are based on the extent to which the Company achieves its financial objectives. The Supervisory Board has discretionary powers to decide on the award of share option rights to a group of managers and executives and on the implementation of the employee share participation scheme.
Each option entitles the holder to purchase an ordinary share of EUR 0.24 par value at the exercise price corresponding to the closing price quoted seven days after publication of the annual results.
With effect from 2001, the Company has made a few changes to the regulations pertaining to the options granted since 2001. These changes do not affect the share options prior to 2001 as it is the Company's policy not to modify the exercise price nor the terms of the share options once they have been granted. The exercise period was extended from five to seven years. From the benefits of options exercised in the first year, 60% will be for the account of Nutreco, 40% in the second year and 20% in the third year. From the fourth year, the full benefit from options exercised goes to the employee, if still employed by Nutreco.

Performance options

Performance options are share options awarded to members of the (former) Executive Board, Management Committee and to a limited group of senior managers. These performance options are not vested until three years after awarding, depending on whether the same targets as mentioned under performance shares have been met.

At the meeting of the Supervisory Board on 16 February 2005, the following performance options were granted:

W. Dekker	11,250
C.J.M. van Rijn	7,500
J.C.A. den Bieman[1]	7,500
J.B. Steinemann	7,500
Total performance options (former) Executive Board	**33,750**

At the same meeting, performance options were granted to the Management Committee and to a limited group of senior managers (144,000 options in total).

	2005		2004	
(in thousands of options)	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
Outstanding at the beginning of the period	32.18	1,670	34.27	1,984
Forfeited during the period	37.75	-467	39.42	-490
Exercised during the period	14.11	-33	12.23	-19
Granted during the period	24.05	178	25.31	195
Outstanding at the end of the period	29.62	1,348	32.18	1,670
Exercisable at the end of the period	-	1,057	-	370

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the binomial lattice model. The contractual life of the option (3 years) is used as an input into this method. Expectations of early exercise are incorporated into this binomial lattice model.

Fair value of performance options and assumptions	2005	2004
Fair value at measurement date	5.36	6.45
Share price (weighted average)	30.48	24.09
Exercise price	24.05	25.31
Expected volatility	84%	84%
Option life	3 years	3 years
Expected dividends	2.3%	2.3%
Risk-free interest rate	3.50%	3.84%

The expected volatility of the Nutreco share price can be arrived at by having reference to options on the Nutreco share, traded at the Euronext.
A more detailed description of the terms and conditions pertaining to performance options can be found on page 61 of this report.

Performance shares

Performance shares are granted by the Supervisory Board without financial consideration and are part of the long-term incentive plan designed for the (former) Executive Board and members of the Management Committee, in place as from the year 2004.
At the meeting of the Supervisory Board on 16 February 2005, the following performance shares were granted:

W. Dekker	30,000
C.J.M. van Rijn	20,000
J.C.A. den Bieman[1]	20,000
J.B. Steinemann	20,000
Total performance shares (former) Executive Board	**90,000**

[1] Member Executive Board until 29 April 2005

At the same meeting, performance shares were granted to the Management Committee (28,000 shares in total) with the same vesting criteria as the performance shares granted to the (former) Executive Board.
The performance shares granted in 2004 and 2005 have been recognised in the 2005 income statement for an amount of EUR 1.5 million as personnel costs.
The actual number of performance shares received by the (former) Executive Board and the Management Committee (vesting) depends on the realisation of specific targets set by the Supervisory Board; vesting of the performance shares shall occur after three years.
The fair value of the performance shares at grant date is determined based on the binomial lattice model. The model inputs were the share value on grant date of EUR 23.55 (2004: EUR 24.65), an expected vesting percentage of 84%, an expected volatility of 27%, an expected dividend yield of 2.3%, a term of three years and a risk-free interest rate of 3.5%.
A more detailed description of the terms and conditions pertaining to performance shares can be found on page 60 of this report.

Movements in the options and shares of the members of the (former) Executive Board
The movements in the options and shares of the members of the (former) Executive Board can be summarised as follows:

W. Dekker	Granted	Vesting	Expiration	As of 1 January 2005	Granted	Exercised	Forfeited/ other changes	As of 31 December 2005	Exercise price (EUR)
Options	2000		2005	18,000			18,000		38.00
	2001		2008	20,000				20,000	48.20
	2002		2009	20,000				20,000	35.93
	2003		2010	20,000				20,000	12.23
Performance options	2004	2007	2012	11,250				11,250	25.31
	2005	2008	2013		11,250			11,250	24.05
Performance shares[1]	2004	2007		30,000				30,000	
	2005	2008			30,000			30,000	

C.J.M. van Rijn	Granted	Vesting	Expiration	As of 1 January 2005	Granted	Exercised	Forfeited/ other changes	As of 31 December 2005	Exercise price (EUR)
Options	2002		2009	15,000				15,000	35.93
	2003		2010	15,000				15,000	12.23
Performance options	2004	2007	2012	7,500				7,500	25.31
	2005	2008	2013		7,500			7,500	24.05
Performance shares[1]	2004	2007		20,000				20,000	
	2005	2008			20,000			20,000	

J.C.A. den Bieman[2]	Granted	Vesting	Expiration	As of 1 January 2005	Granted	Exercised	Forfeited/ other changes	As of 31 December 2005	Exercise price (EUR)
Options	2000[3]		2005	11,250			11,250		38.00
	2001		2008	15,000				15,000	48.20
	2002		2009	15,000				15,000	35.93
	2003		2010	15,000				15,000	12.23
Performance options	2004	2007	2012	7,500				7,500	25.31
	2005	2008	2013		7,500			7,500	24.05
Performance shares[1]	2004	2007		20,000				20,000	
	2005	2008			20,000			20,000	

[1] Performance shares should be kept during a period of at least five years from vesting date or till the end of the employment of the Executive Board member, depending on the shortest period.
[2] Member Executive Board until 29 April 2005
[3] Awarded before appointment as member of the Executive Board

J.B. Steinemann[2]	Granted	Vesting	Expiration	As of 1 January 2005	Granted	Exercised	Forfeited/ other changes	As of 31 December 2005	Exercise price (EUR)
Options	2001[1]		2008	5,000				5,000	48.20
	2002		2009	10,000				10,000	35.93
	2003		2010	15,000				15,000	12.23
Performance options	2004	2007	2012	7,500				7,500	25.31
	2005	2008	2013		7,500			7,500	24.05
Performance shares[2]	2004	2007		20,000				20,000	
	2005	2008			20,000			20,000	

Movements in the options and shares of other (former) employees

The movements in the options and shares of other (former) employees can be summarised as follows:

	Granted	Vesting	Expiration	As of 1 January 2005	Granted	Exercised	Forfeited/ other changes	As of 31 December 2005	Exercise price (EUR)
Options	2000		2005	408,094			408,094		38.00
	2001		2008	258,913			7,091	251,822	48.20
	2002		2009	309,200		2,570	11,204	295,426	35.93
	2003		2010	304,550		29,835	2,000	272,715	12.23
Performance options	2004	2007	2012	161,000			9,000	152,000	25.31
	2005	2008	2013		144,000			144,000	24.05
Performance shares	2004	2007		49,000			14,000	35,000	
	2005	2008			28,000			28,000	

On 6 March 2006, the Company signed an agreement with Geveran Trading Co. Ltd. under which Nutreco's 75% interest in Marine Harvest was sold. As a result of this agreement, Nutreco will change significantly. Upon completion of the transaction, Nutreco and Marine Harvest (the latter within Pan fish ASA) will further develop as two stand-alone companies. For Marine Harvest employees (50), participation in the long-term incentive plan based on Nutreco's performance will no longer be valid. As a result of this fundamental change in the Company's profile, the Executive Board has decided, with the approval of the Supervisory Board, to accelerate the vesting schedule for performance-based shares and performance-based options granted in 2004 and 2005, in accordance with the scope offered by the rules and regulations. The accelerated vesting of the performance-based options will be on the basis of the closing price of 6 March 2006, the date on which the agreement with Geveran Trading Co. Ltd. was signed. The closing price on 6 March 2006 was EUR 47.49. Based on the TSR calculation relating to number of shares and options to be granted, carried out by an external consultant, the number of 2004 performance-based shares and options amounts to 100% of the shares and options granted in 2004. The TSR for the 2005 performance-based shares and options amounts to 150%. With regard to the Executive Board, this accelerated vesting proposal will be submitted to the General Meeting of Shareholders for approval.

Employee share participation scheme

On 15 March 1999, the Company introduced an employee share participation scheme. Each year, the Supervisory Board will decide whether the Company's financial growth allows execution of the employee share participation scheme. In any year in which the employee share participation scheme is allowed, each employee of a Nutreco company is granted the opportunity to buy ordinary Nutreco shares up to a maximum of EUR 1,800 during a defined period. Everyone who subscribes also receives a bonus of 25% (or less, depending on restrictions imposed by national legislation for certain foreign staff) on the subscription in the form of additional ordinary shares. Bonus conditions may change from one year to another. The purchase price per ordinary share equals the closing market price 21 days after the publication of the annual results. The shares bought under the employee share participation scheme are put in a stock deposit with the Rabobank during a period of three years. During this period these shares cannot be sold or transferred.

On 16 February 2005, the Supervisory Board decided that the 2004 financial results of the Company allowed the execution of the employee share participation scheme. Employees bought 28,219 (incl. bonus) shares during 2005 (2004: 37,558).

[1] Awarded before appointment as member of the Executive Board

[2] Performance shares should be kept during a period of at least five years from vesting date or till the end of the employment of the Executive Board member, depending on the shortest period

Remuneration for the members of the Executive Board

(EUR)	Salary costs	Bonus	Pension costs	Total 2005	Total 2004
W. Dekker	521,546	348,816	89,785	960,147	785,720
C.J.M. van Rijn	371,408	199,859	95,252	666,519	562,827
J.C.A. den Bieman[1]	134,405	71,965	22,997	229,367	579,871
J.B. Steinemann	394,872	213,686	68,257	676,815	571,538
	1,422,231	**834,326**	**276,291**	**2,532,848**	**2,499,956**

Other remuneration

The table below summarizes the income statement charges for share options and performance shares:

(EUR)	2005	2004
W. Dekker	428,988	223,888
C.J.M. van Rijn	285,992	149,258
J.C.A. den Bieman[1]	285,992	149,258
J.B. Steinemann	285,992	149,258
Total income statement charges	**1,286,964**	**671,662**

Nutreco considers the (former) members of the Executive Board key management as defined under IFRS. The total amount of remuneration in 2004 includes pension costs, which are based on Dutch GAAP.

Remuneration for the members of the Supervisory Board

(EUR)	Board remuneration	Committee remuneration	Total 2005	Total 2004
R. Zwartendijk	41,000	5,000	46,000	41,071
Y. Barbieux	30,000	5,000	35,000	29,727
L.J.A.M. Ligthart	30,000	20,000	50,000	44,727
J.M. de Jong	30,000	7,500	37,500	29,727
S. Rennemo	16,875	-	16,875	34,727
J. Vink	15,000	7,500	22,500	-
	162,875	**45,000**	**207,875**	**179,979**

SHARES OWNED BY THE SUPERVISORY BOARD AND BY THE EXECUTIVE BOARD

Members of the Executive Board are shareholders of the Company. As at 31 December 2005, they jointly held 12.433 ordinary shares (2004 23,598), 11,051 (2004: 10,833) of which were held by Mr W. Dekker and 1,382 (2004: 1,354) by Mr C. van Rijn. One Supervisory Board member, Mr Y. Barbieux, held 441 shares (2004: 433).

(24) PROVISIONS

The changes can be specified as follows:

[1] Member Executive Board until 29 April 2005

(EUR x million)	Restructuring	Claims	Guarantees	Total
As at 1 January 2005	**5.2**	**3.1**	**5.6**	**13.9**
Additions charged	0.5	6.8	0.1	7.4
Release	-1.6	-1.7	-0.1	-3.4
Utilised	-2.6	-1.0	-5.3	-8.9
Divestments	-0.7	-	-	-0.7
As at 31 December 2005	**0.8**	**7.2**	**0.3**	**8.3**
Non-current	0.6	2.7	0.3	3.6
Current	0.2	4.5	-	4.7
	0.8	**7.2**	**0.3**	**8.3**

RESTRUCTURING

The provision for restructuring as at 31 December 2005 mainly consists of the remaining part of the provision for restructuring of certain activities in the Benelux.

CLAIMS

A number of claims are pending against Nutreco Holding N.V. and certain of its group companies and were issued by suppliers, customers and consumers (a.o. salmonella claim in Spain). Part of these claims was provided for in previous years.
While the outcome of these disputes cannot be predicted with certainty, management believes that, based upon legal advice and information received, the final decision will not materially affect the consolidated financial position. To the extent management has been able to estimate the expected outcome of these claims, a provision has been recorded as at 31 December 2005. Most claims are expected to be completed within two years from the balance sheet date.

GUARANTEES

The utilisation during 2005 of the provision for guarantees relates to a bank guarantee issued by Nutreco for loans extended by third parties to group customers.

(25) TRADE AND OTHER PAYABLES

(EUR x million)	2005	2004
Trade creditors – third parties	403.1	427.0
Trade creditors – related parties	4.6	-
Taxes and social security contributions	6.1	15.0
Other liabilities	87.4	100.1
Deferred income and accrued expenses	42.6	58.0
Fair value interest rate derivates	0.1	-
Fair value cross-currency interest rate derivates	3.7	-
Fair value foreign exchange deals trade creditors	1.0	-
Total	**548.6**	**600.1**

(26) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

INTEREST RATE RISKS

It is Nutreco's long-term policy to manage its interest rate risk exposure by fixing 50-70% of interest rates of interest-bearing debt. At balance sheet date, 66% (31 December 2004: 72%) of the total interest-bearing debt is fixed. Any short-term debt used in financing is at floating interest rates. Interest rate swaps are applied only in relation to outstanding long-term interest-bearing debt with a variable interest. For each of the three tranches of the private placement, a fixed interest rate has been contracted.

Nutreco classifies interest rate swaps as cash flow hedges and states them at fair value. The net fair value of interest rate swaps at balance sheet date was EUR -0.09 million (2004: EUR -0.08 million), compromising of liabilities of EUR -0.09 million (2004: EUR 0.08 million). This amount was recognised as fair value derivatives.

EFFECTIVE INTEREST RATE AND REPRICING ANALYSIS

In respect of interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the period in which they reprice:

2005 (EUR x thousand)	Effective interest rate	Total amount	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
LONG-TERM LOANS THIRD PARTIES							
Syndicated loans							
CAD floating loan	3.67%	-5.8	-5.8	-	-	-	-
CAD floating loan	3.67%	-11.0	-	-	-	-	-
Effect of fixed interest rate swap CAD	0.53%	-	-11.0	-	-	-	-
NOK floating loan	3.37%	-62.6	-62.6	-	-	-	-
GBP floating loan	5.36%	-14.6	-14.6	-	-	-	-
GBP floating loan	5.40%	-14.6	-14.6	-	-	-	-
CAD floating loan	3.93%	-26.9	-26.9	-	-	-	-
YEN floating loan	0.82%	-6.5	-6.5	-	-	-	-
Private placements							
USD fixed loan	3.92%	-12.6	-	-	-	-	-
Effect of cross currency swap AUD	2.72%	-	-	-	-	-12.6	-
USD fixed loan	3.92%	-26.4	-	-	-	-26.4	-
USD fixed loan	4.52%	-60.8	-	-	-	-	-
Effect of cross currency swap NOK	0.67%	-	-	-	-	-	-60.8
USD fixed loan	4.52%	-7.1	-	-	-	-	-7.1
USD fixed loan	5.12%	-51.2	-	-	-	-	-
Effect of cross currency swap EUR	-1.14%	-	-	-	-	-	-51.2
USD fixed loan	5.12%	-14.9	-	-	-	-	-14.9
Cumulative preference shares	6.66%	-68.1	-	-	-	-68.1	-
Bank loans							
CNY bank loan	5.58%	-4.2	-4.2	-	-	-	-
CAD bank loan	5.25%	-7.2	-7.2	-	-	-	-
Other currencies	-	-1.8	-1.8	-	-	-	-
Short-term bank loans							
HUF bank loan	7.04%	-3.6	-3.6	-	-	-	-
PLN bank loan	4.75%	-4.9	-4.9	-	-	-	-
YEN bank loan	0.76%	-3.7	-3.7	-	-	-	-
Other	-	-0.3	-0.3	-	-	-	-
Bank overdraft	2.83%	-36.5	-36.5	-	-	-	-
Cash and cash equivalents	2.18%	90.1	90.1	-	-	-	-
	-	**-355.2**	**-114.1**	-	-	**-107.1**	**-134.0**

FOREIGN EXCHANGE RISK MANAGEMENT

Transaction exposure

Nutreco is exposed to foreign currency risk exposure on sales and purchases that are denominated in a currency other than the euro. The currencies giving rise to this risk are primarily USD, GBP, NOK and CAD.

The purpose of Nutreco's foreign currency hedging activities is to protect Nutreco from the risks that the functional currency net cash flows resulting from trade transactions is adversely affected by effects of movement in foreign exchange. Nutreco hedges in general 100% of its committed exposure and a part of the forecasted exposure, which differs per business activity and per term.

Nutreco enters into forward exchange contracts and currency swaps to hedge transaction exposures. These exposures principally arise with respect to assets and liabilities related to normal sales and purchases.

All the forward exchange contracts have maturities of less than one year after balance sheet date. The forward exchange contracts are reported according to the fair value accounting principles.

On 31 December 2005, the notional amount of outstanding foreign currency contracts totalled EUR 455.1 million (2004: EUR 212.8 million), mainly relating to USD, GBP, NOK and CAD. The net fair value of the outstanding foreign currency contracts amounted to EUR 2.3 million (2004: EUR -0.8 million). Changes in fair value are reported according to fair value accounting, except for currency contracts that designate and qualify for hedge accounting. At balance sheet date, all outstanding foreign currency contracts are reported according to fair value accounting.

Translation exposure

Nutreco is exposed to currency translation risks of investments in foreign operations and the net income of these foreign operations. To mitigate the foreign currency exposure of foreign operations, the currencies of Nutreco's external funding are matched with the required financing of foreign operations, either directly by external foreign currency loans or by using cross-currency interest rate swaps.

Nutreco has used three cross-currency interest rate swaps to swap USD 146.9 million of future repayment liabilities and associated interest payments to NOK, EUR and to AUD. Nutreco has not used other financial instruments to further reduce the exposure to translation risks of shareholders' equity of foreign group companies or associates.

At balance sheet date EUR 112.0 million of foreign currency borrowings, together with AUD/USD and part of the NOK/USD cross-currency interest rate swaps, are effectively used as net investment hedge for investments in AUD, CAD, GBP, NOK, USD and YEN. Revaluation of these loans and related cross-currency interest rate swaps is reported according to hedge accounting.

At balance sheet date, EUR 155.9 million of foreign currency borrowings, together with part of the NOK/USD cross-currency swap, are used to mitigate the revaluation of the shareholders' loans as lent to Marine Harvest. The shareholders' loans, foreign currency borrowings as well as part of the NOK/USD cross-currency swap are reported according to fair value accounting and accordingly exchange rates have been charged to the income statement, as they are not defined as net investment hedge.

Commodity price risk

Nutreco is a purchaser of certain raw materials such as soya, grain, fishmeal and fish oil. Nutreco has defined policy, procedures and exposure limits according to which group companies may operate. Nutreco's risk management procedures permits the use of derivative instruments, such as forward contracts, to mitigate significant anticipated earnings fluctuations caused by commodity price volatility.

The fair value of the outstanding contracts amounts EUR 0.04 million positive.

Credit risk

Credit risk represents the accounting loss that would have to be recognised on the reporting date if other parties fail to perform as contracted. With exception of fish feed customer Marine Harvest, Nutreco does not have significant exposure to any individual customer or other party. At balance sheet date, the trade receivable of Marine Harvest amounts to EUR 31.7 million. In addition, Nutreco holds an investment in Marine Harvest of EUR 459.5 million and has lent shareholder's loans for an amount of EUR 155.9 million. To reduce exposure to credit risk, Nutreco performs ongoing credit analysis of the financial condition of its customers.

At balance sheet date a loan of EUR 12.7 million relates to the divestment of Pingo Poultry in 2005. Part of the total selling price of EUR 20.4 million has not been paid by the purchaser but will be paid at the end of a three-year period, being the end of the year 2008. No interest is being charged by Nutreco. The nominal value of this loan amounts to EUR 13.6 million and has been discounted with a rate of 2.4%, resulting in the above amount of EUR 12.7 million. This loan is guaranteed by Cebeco Groep B.V.

Nutreco's cash and cash equivalents are held with reputable banks that have a credit rating equal or better than Nutreco. Nutreco is exposed to credit-related losses in the event of non-performance by other parties to financial instruments but, given the high credit ratings, management does not expect this to happen. Provisions are formed where necessary.

Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by Nutreco using available market information and appropriate valuation methods.

The estimates presented are not necessarily indicative of the amounts that Nutreco could realise in a current market exchange or the value that ultimately will be realised by Nutreco upon maturity or disposition.
The following methods and assumptions were used to estimate the fair value of financial instruments:

	31 December 2005		31 December 2004	
(EUR x million)	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets				
Cash and cash equivalents	90.1	90.1	136.7	136.7
Trade and other receivables	408.1	408.1	455.4	455.4
Investments in debt securities	38.7	38.7	33.7	33.7
Current financial assets	155.9	155.9	-	-
Liabilities				
Trade creditors – third parties	-403.1	-403.1	-427.0	-427.0
Interest-bearing loans and borrowings	-445.3	-435.7	-512.8	-510.1

Cash and cash equivalents, trade and other receivables and trade and other payables
The carrying amounts approximate fair value because of the short maturity of those instruments.

Investments in debt securities
For investments in debt securities, fair value is based upon the current market rates (2.4%).

Interest-bearing loans and borrowings
The fair value is estimated on the basis of discounted cash flow analyses, including interest for the current year, based upon Nutreco's incremental borrowing rates for similar types of borrowing arrangements and interest rate contracts with comparable terms and maturities.

(27) COMMITMENTS AND CONTINGENCIES

At 31 December 2005, total non-current lease commitments amounted to EUR 20.6 million (2004: EUR 26.8 million). The annual operating lease and rental payments are as follows:

(EUR x million)	2005	2004
Commitments		
Operating lease commitments	22.4	24.0
Rental commitments	7.4	12.7
Total	**29.8**	**36.7**
Current year	9.2	9.9
Year 1	7.2	9.0
Year 2	5.2	7.2
Year 3	4.2	5.0
Year 4	2.3	3.5
Year 5	1.4	1.1
After five years	0.3	1.0
	29.8	**36.7**
Contingencies		
Capital expenditure not yet invoiced	6.5	10.2
Guarantees – not accrued	25.0	26.7
Total	**31.5**	**36.9**

In the normal course of business, certain group companies issued guarantees totalling EUR 25.4 million (2004: EUR 26.7 million). For the obligations of Nutreco Insurance N.V., a bank guarantee has been issued in favour of the insurance company for the amount of a maximum of EUR 6.0 million in relation to the retention risk for its liability and damage insurance. As security for the defined benefit plans closed as of 1 July 2005, Nutreco has provided the Nutreco (UK) Pension Scheme with a guarantee of a maximum of GBP 5.5 million. This amount will be reduced annually. In relation to the sale of fish feed a guarantee has been provided to the bank of certain customers for the amount of a maximum of EUR 3.1 million, for which pledges have been established.

(28) RELATED PARTY TRANSACTIONS

Nutreco identifies its associates, joint ventures, Nutreco pension fund and key management as related parties. The business relationship of Nutreco with its related parties mainly consists of sales of fish feed to Marine Harvest.

Transactions between parties are subject to conditions that usually govern comparable sales and purchases with third parties.

The details are as follows:

(EUR x million)	Marine Harvest	Other	Total
Revenue to related parties	183.6	0.3	183.9
Purchase from related parties	17.9	0.1	18.0
Amounts owned from related parties	31.7	0.4	32.1
Amounts due to related parties	2.3	2.3	4.6
Net financing costs	4.6	0.4	5.0
Investments in debt securities	-	12.1	12.1

Investments on debt securities reflect the loan provided by Nutreco to the Dutch Nutreco Pension Fund during 2003 and 2004.

In 2005, no transactions with key management took place.

(29) SUBSEQUENT EVENTS

In February 2006, Nutreco has acquired the remaining 50% of the shares of swine genetics company Hypor from the Canadian joint venture partner. The joint venture was founded in 2003. Total revenue of the Hypor business is approximately EUR 35.0 million; Hypor has around 250 employees. The purchase price of the 50% stake amounts to EUR 11.5 million, which leads to a goodwill of EUR 4.7 million.

In February 2006, it was announced that Nutreco's compound feed subsidiary Hendrix will further optimise its supply chain in the Benelux and implement a new logistical information system (ERP). As a consequence of this, Hendrix will close its production site in Meppel in the Netherlands and relocate the production to its plant in Helmond in the same country. An impairment loss is recorded for the fixed assets of the site in Meppel amounting to EUR 2.5 million. Due to these measures, Hendrix will reduce its staff with 90 full-time equivalents (FTEs). A detailed restructuring plan including costs hereof will be established in the first half of 2006.

On 6 March 2006, Nutreco Holding N.V. has entered into an agreement to sell its 75% shareholding in the aquaculture company Marine Harvest N.V. to the investment fund Geveran Trading Co. Ltd. for a total amount of EUR 881 million.

Geveran Trading is part of Greenwich Holding Ltd., a company indirectly controlled by Mr John Frederiksen. Geveran Trading will also acquire the remaining 25% which is hold by Stolt-Nielsen S.A. The Greenwich Group also holds a significant stake in the Norwegian aquaculture company Pan Fish ASA, to whom the Greenwich Group intends to sell its acquired shareholding in Marine Harvest N.V.

The closing of the transaction will be subject to the approval of regulatory and competition authorities. All associated risks will be borne by the buyer. The proceeds of this transaction will be available for the shareholders of Marine Harvest, Nutreco Holding N.V. and Stolt-Nielsen S.A. after the closing of the transaction. The preparations for the IPO of Marine Harvest have been stopped. The current salmon feed supply contract between Marine Harvest and Nutreco's Skretting will be continued after the closing of the transaction.

Nutreco's shareholders voted unanimously for the sale of all or at least 34% of Nutreco's shareholding in Marine Harvest on the Extraordinary Meeting of Shareholders held on 16 December 2005.

The total return on Nutreco's investment in the joint venture Marine Harvest – including the repayment of Nutreco's shareholders' loan to Marine Harvest of EUR 155.9 million in February 2006 – amounts to EUR 1,036.9 million. This represents a net transaction result for Nutreco of approximately EUR 350 million. The buyer will be entitled to the results of Marine Harvest from January 2006.

Nutreco's subsidiary Trouw Nutrition International (TNI) announced on 12 April 2006 that it will take over all shares of Chinese producer and nationwide distributor of feed specialities Beijing Dejia Animal Husbandry Technology Co. Ltd.

(30) ACCOUNTING ESTIMATES AND JUDGEMENTS

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's judgement. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ from management's current judgements. The most important accounting estimates are:

- Management's estimates in respect of the testing of the goodwill and long-lived assets. Changes in assumptions and estimates used in the impairment review could cause significantly different results than those reflected in the financial statements.
- Management has made judgements about the need for provisions related to various litigation exposures.
- Significant judgments were also involved in assessing the need for the recognition of deferred tax assets and impairments for (trade) receivable positions.
- The determination of the fair values of biological assets.
- The determination of the fair value of the joint venture Marine Harvest at the date of inception.

(31) NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

GENERAL

The consolidated cash flow statement is drawn up on the basis of a comparison of the balance sheets as at 1 January and 31 December. Changes that do not involve cash flows, such as effects of movement in foreign exchange, revaluations and transfers to other balance sheet items, are eliminated. Changes in working capital due to the acquisition or sale of consolidated companies are included under investing activities.

NET CASH FROM OPERATING ACTIVITIES

Cash used for the payment of interest and income taxes reflects the actual amounts paid during the year.

NET CASH USED IN INVESTING ACTIVITIES

Cash used in the purchase of long-lived assets consist of actual amounts paid during the year.

DIVIDENDS PAID

In 2005, EUR 9.2 million (2004: EUR 6.3 million) dividend was paid on normal shares. Dividend paid on cumulative preference shares 'A' are considered as interest under IFRS.

SUNDRY

Most of the movements in the cash flow statement can be reconciled to the movement schedules for the balance sheet items concerned. For those balance sheet items for which no detailed movement schedule is included, the table below shows the relation between the changes according to the balance sheet and the changes according to the cash flow statement:

(EUR x million)	Working capital[1]	Employee benefits	Provisions	Interest-bearing debt
As at year-end 2004	328.3	-81.1	-13.9	-512.8
As at year-end 2005	219.4	-43.3	-8.3	-445.3
Balance sheet movement	**108.9**	**-37.8**	**-5.6**	**-67.5**
Adjustments				
Effect of movement in foreign exchange	16.4	-0.6	-	-26.2
Acquisition/divestment of subsidiaries	-12.9	3.6	-0.3	-14.0
Deconsolidation Marine Harvest	-176.1	30.5	0.1	9.0
Change in capex creditors	6.5	-	-	-
Change in fair value	12.4	-	-	-
Other	10.7	-	-	-14.6
Change in cash flow	**-34.1**	**-4.3**	**-5.8**	**-113.3**

(32) EXPLANATION OF TRANSITION TO IFRS

The accounting policies set out in note 1 have been applied in preparing the financial information for the period ended 31 December 2005, the comparative information presented in this financial information for the year ended 31 December 2004 and in the preparation of an opening IFRS balance sheet at 1 January 2004 (Nutreco's date of transition).

In preparing its opening IFRS balance sheet, Nutreco has adjusted amounts reported previously in financial information prepared in accordance with its former basis of accounting (Dutch GAAP). An explanation of how the transition from Dutch GAAP to IFRS as adopted by the EU has affected the Nutreco's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

[1] Inventories, biological assets, trade and other receivables, financial assets and trade and other payables.

RECONCILIATION OF BALANCE SHEET

(EUR x million)	Note	D-GAAP 01/01/04	Effect of transition	IFRS 01/01/04	D-GAAP 31/12/04	Effect of transition	IFRS 31/12/04
Assets							
Property, plant and equipment	(1)	514.6	-0.3	514.3	473.6	-4.0	469.6
Intangible assets	(2)	199.3	-16.7	182.6	180.1	-14.5	165.6
Investments in associates	(3)	14.0	-	14.0	17.2	-0.3	16.9
Other investments	(4)	13.3	12.8	26.1	22.8	13.2	36.0
Deferred tax assets	(5)	27.2	6.2	33.4	36.5	4.2	40.7
Other non-current assets	(6)	-	-	-	-	2.9	2.9
Total non-current assets		**768.4**	**2.0**	**770.4**	**730.2**	**1.5**	**731.7**
Inventories	(7)	155.5	6.6	162.1	169.0	2.4	171.4
Biological assets	(1)	242.0	74.2	316.2	251.5	50.1	301.6
Income tax receivables		-	-	-	-	7.1	7.1
Trade and other receivables	(4)	505.5	-13.2	492.3	471.7	-16.3	455.4
Cash and cash equivalents		31.8	-	31.8	136.7	-	136.7
Total current assets		**934.8**	**67.6**	**1,002.4**	**1,028.9**	**43.3**	**1,072.2**
Total assets		**1,703.2**	**69.6**	**1,772.8**	**1,759.1**	**44.8**	**1,803.9**
Equity							
Equity attributable to equity holders of Nutreco		536.3	-79.9	456.4	604.1	-77.4	526.7
Minority interest		14.0	0.3	14.3	14.6	0.3	14.9
Total equity		**550.3**	**-79.6**	**470.7**	**618.7**	**-77.1**	**541.6**
Liabilities							
Interest-bearing loans and borrowings	(8)	395.6	68.1	463.7	433.7	68.4	502.1
Employee benefits	(9)	17.7	84.0	101.7	14.3	44.2	58.5
Provisions		10.7	-	10.7	9.1	-0.1	9.0
Deferred tax liabilities	(5)	20.3	-6.2	14.1	11.9	4.4	16.3
Total non-current liabilities		**444.3**	**145.9**	**590.2**	**469.0**	**116.9**	**585.9**
Interest-bearing loans and borrowings		27.8	-	27.8	10.7	-	10.7
Employee benefits	(9)	22.6	-	22.6	22.3	0.3	22.6
Provisions		14.5	-	14.5	4.8	0.1	4.9
Income tax liabilities		28.8	-	28.8	31.0	7.1	38.1
Trade and other payables	(10)	614.9	3.3	618.2	602.6	-2.5	600.1
Total current liabilities		**708.6**	**3.3**	**711.9**	**671.4**	**5.0**	**676.4**
Total liabilities		**1,152.9**	**149.2**	**1,302.1**	**1,140.4**	**121.9**	**1,262.3**
Total equity and liabilities		**1,703.2**	**69.6**	**1,772.8**	**1,759.1**	**44.8**	**1,803.9**

NOTES TO THE RECONCILIATION OF THE CONSOLIDATED BALANCE SHEET

(1) PROPERTY, PLANT AND EQUIPMENT AND BIOLOGICAL ASSETS

Under Dutch GAAP, biological assets are valued at the lower of variable historical cost and realisable value. This method of valuation led to a relatively low valuation of the stock. Under IFRS as adopted by the EU, biological assets should be carried at fair value. In certain cases, biological assets may be carried at production cost. Together with others in the industry, Nutreco has arrived at an interpretation of the relevant IFRS as adopted by the EU concerning biological assets (IAS 41) for the valuation of fish, under which immature fish are carried at production cost and mature fish (in the case of salmon below 4 kg) are carried at fair value less estimated point-of-sale costs. This approach has the effect of increasing the carrying amount of stocks as at 1 January 2004 by EUR 67.9 million.

At year-end 2004, Nutreco performed impairment analyses under IFRS as adopted by the EU for its fish farming activities in Canada and Norway. Where Dutch GAAP allows the use of estimated foreign exchange rates in cash flow projections, IFRS as adopted in the EU prescribes the use of the spot rate. This difference between the two GAAPs considerably impacts the recoverable amounts (which are lower under IFRS). In accordance with IFRS as adopted by the EU, Nutreco has determined the greater of their net selling price and value in use, which has resulted in an impairment of the Canadian biological assets by EUR 14.0 million, the cod and halibut biological assets by EUR 6.0 million and an additional depreciation of fixed assets amounting to EUR 4.0 million as of 31 December 2004.

The increase in the carrying amount of fish under IFRS as adopted by the EU as at 31 December 2004, amounting to EUR 67.1 million, is offset by the writedown of EUR 20.0 million, making the net effect on the biological assets EUR 47.1 million. The other adjustment of EUR 6.3 million at 1 January relates to the revaluation of poultry and pork (31 December 2004: EUR 3.0 million).

(2) INTANGIBLE ASSETS

As a result of the implementation of IFRS as adopted by the EU, Nutreco has reperformed an impairment test on its intangible assets to evaluate the carrying amounts of the assets under IFRS. As a result, Nutreco has written down EUR 17.6 million on part of the concessions in Norway at 1 January 2004. Besides the impairment of concessions, Nutreco recognised EUR 0.9 million for concessions previously not recognised.

(3) INVESTMENTS IN ASSOCIATES

Associates applying the same accounting policies as Nutreco results in a transitional loss of EUR 0.3 million as at 31 December 2004.

(4) OTHER INVESTMENTS AND TRADE AND OTHER RECEIVABLES

There has also been a reclassification of trade debtors from current to non-current assets, amounting to EUR 12.8 million as at 1 January 2004 (31 December 2004: EUR 13.2 million). This concerns accounts due after more than one year. In addition to this reclassification, other adaptations result in a total valuation effect of EUR 13.2 million at 1 January 2004 (31 December 2004: EUR 16.3 million).

(5) DEFERRED TAX

As under Dutch GAAP, deferred tax assets and liabilities arise under IFRS as adopted by the EU as a result of temporary differences between tax valuations of assets and liabilities and their reported amounts. The adoption of IFRS has no effect on the tax position other than that due to changes in the valuation principles for biological assets, pensions and other items, nor does IFRS as adopted by the EU involve any change in the principles of valuation of future relief for tax losses.

(6) OTHER NON-CURRENT ASSETS

The amount of EUR 2.9 million relates to a reclassification from trade and other receivables under IFRS as adopted by the EU.

(7) INVENTORIES

Under Dutch GAAP, other inventories are valued at the lower of the variable historical cost and realisable value. Under IFRS as adopted by the EU, they are valued at the lower of production cost and realisable value. The difference under IFRS as adopted by the EU amounts to EUR 6.6 million as at 1 January 2004 and EUR 2.4 million as at 31 December 2004.

(8) INTERESTING-BEARING LOANS AND BORROWINGS

Under IFRS, the cumulative preference shares which Nutreco currently has in issue (EUR 68.1 million as at 1 January 2004) cannot be accounted for as equity attributable to the equity holders of Nutreco and have to be classified as long-term liabilities. Under the agreement between Nutreco and the holders of the cumulative preference shares, the latter receive a fixed annual dividend of 6.66%. Under Dutch GAAP, the annual dividend on the cumulative preference shares is accounted for as dividend in the income statement. Under IFRS, it is shown as interest – amounting to EUR 4.5 million – in the income statement. Nutreco is investigating whether the terms and conditions governing the cumulative preference shares can be amended so that the shares can again be classified as equity attributable to the equity holders of Nutreco.

(9) EMPLOYEE BENEFITS

The differences between pension liabilities under Dutch GAAP and under IFRS as adopted by the EU concern defined benefit pension plans. Calculation of the Nutreco's pension liabilities as at 1 January 2004 under IFRS as adopted by the EU shows a deficit of EUR 30.4 million, excluding tax effects, compared with the pension provisions under Dutch GAAP. The deficit compared to Dutch GAAP on 31 December 2004 was EUR 41.8 million.

Nutreco has recognised its employee benefit obligations in respect of long service at its present value in the balance sheet. The liability, excluding tax effects, amounts to EUR 2.7 million, charged to equity attributable to the equity holders of Nutreco as at 1 January 2004 (31 December 2004: EUR 2.7 million).

(10) TRADE AND OTHER PAYABLES

As part of full cost valuation for inventories, Nutreco recognised a liability for farmer remuneration of EUR 4.2 million at 1 January 2004, which, taking into account other adaptations, resulted in a total effect of EUR 3.3 million (31 December 2004: EUR 2.5 million).

RECONCILIATION OF TOTAL RESULT FOR 2004

EUR x million	Note	D-GAAP	Effect of transition	IFRS
Revenue	(1)	**3,269.1**	**-0.3**	**3,268.8**
Raw materials and consumables used	(2)	-2,314.0	-52.4	-2,366.4
Changes in fair value of biological assets		-	-17.9	-17.9
Changes in inventories of finished goods and work in progress		6.8	-3.3	3.5
Gross margin		**961.9**	**-73.9**	**888.0**
Other operating income		14.1	-	14.1
Personnel costs	(3)	-387.6	-29.4	-417.0
Depreciation and amortisation expenses	(4)	-91.4	2.5	-88.9
Impairment of long-lived assets		-	-0.1	-0.1
Other expenses	(5)	-411.2	120.6	-290.6
Operating result from continuing operations		**85.8**	**19.7**	**105.5**
Financial income		0.7	-	0.7
Financial expenses		-28.0	-4.5	-32.5
Net financing costs	(6)	**-27.3**	**-4.5**	**-31.8**
Share in results of associates	(7)	4.3	-0.3	4.0
Result before tax from continuing operations		**62.8**	**14.9**	**77.7**
Income tax expense	(8)	-8.7	-13.1	-21.8
Result after tax from continuing operations		**54.1**	**1.8**	**55.9**
Result after tax from discontinued operations		5.9	-0.7	5.2
Gain on sale of discontinued operations, net of tax		20.5	-	20.5
Result after tax from discontinued operations		**26.4**	**-0.7**	**25.7**
Total result for the period		**80.5**	**1.1**	**81.6**
Attributable to:				
Equity holders of Nutreco		76.9	1.0	77.9
Minority interest		3.6	0.1	3.7
Total result for the period		**80.5**	**1.1**	**81.6**

NOTES TO THE RECONCILIATION OF THE INCOME STATEMENT FOR THE PERIOD 2004

(1) REVENUE

Nutreco adjusted receivables outstanding longer than under normal conditions at fair value using the effective interest rate, resulting in a limited decrease of revenue in 2004 (EUR 0.3 million).

(2) RAW MATERIALS AND CONSUMABLES USED

At year-end 2004, Nutreco performed impairment analyses under IFRS as adopted by the EU for its activities. Where Dutch GAAP allows the use of estimated foreign exchange rates in cash flow projections, IFRS as adopted by the EU prescribes the use of the spot rate. This difference between the two GAAPs considerably impacts the recoverable amounts (which are lower under IFRS). In accordance with IFRS as adopted by the EU, Nutreco has determined the greater of their net selling price and value in use, which has resulted in an impairment of the Canadian biological assets by EUR 14.0 million and the cod and halibut biological assets by EUR 6.0 million as of 31 December 2004.

This exercise has resulted in a writedown of the stocks as at 31 December 2004 by EUR 20.0 million, resulting in a total fair value adjustment of EUR 17.9 million for the year 2004. In addition to this, Nutreco reclassified EUR 49.5 million from other expenses to raw materials and consumables used to comply with IAS 1. Furthermore, inventories are valued at full cost under IFRS as adopted by the EU resulting in a transitional effect of EUR 2.9 million.

(3) PERSONNEL COSTS

SALARIES AND WAGES

Under IFRS as adopted by the EU, Nutreco reclassified salaries third parties from other expenses to personnel costs of EUR 71.2 million.

DEFINED BENEFIT PLANS

In the income statement of 2004, the effect of the transition to IFRS, before the release of the provision for defined benefit plans of EUR 47.1 million, amounts to EUR 4.9 million, due to higher pension charges.

PERFORMANCE OPTIONS

The long-term bonuses awarded to the management in the form of stock options amounting to EUR 0.4 million have been charged to the IFRS result for 2004.

(4) DEPRECIATION AND AMORTISATION EXPENSES

The difference between IFRS as adopted by the EU and Dutch GAAP is caused by the impairment of concessions in Marine Harvest Norway AS at 1 January 2004 resulting in a lower depreciation in 2004 and the additional depreciation of its fish farming property, plant and equipment in Canada (West Coast). Under IFRS as adopted by the EU goodwill is no longer amortised, resulting in a lower depreciation/amortisation charge of EUR 2.5 million.

(5) OTHER OPERATING EXPENSES

Nutreco reclassified expenses capitalised as part of inventory valuation under IFRS as adopted by the EU from other expenses to changes in inventory of finished goods and work in progress of an amount of EUR 49.5 million. EUR 71.2 million has been reclassified to personnel costs.

(6) NET FINANCING COSTS

Under IFRS, the cumulative preference shares which Nutreco currently has in issue (EUR 68.1 million as at 1 January 2004) cannot be accounted for as equity attributable to the equity holders of Nutreco and have to be classified as long-term liabilities. Under the agreement between Nutreco and the holders of the cumulative preference shares, the latter receive a fixed annual dividend of 6.66%. Under Dutch GAAP, the annual dividend on the cumulative preference shares is accounted for as dividend in the income statement. Under IFRS, it is shown as interest – amounting to EUR 4.5 million – in the income statement. Nutreco is investigating whether the terms and conditions governing the cumulative preference shares can be amended so that the shares can again be classified as equity attributable to the equity holders of Nutreco.

(7) SHARE IN RESULTS OF ASSOCIATES

Associates applying the same accounting policies as Nutreco results in a transitional loss of EUR 0.3 million.

(8) INCOME TAX EXPENSE

The large tax impact on the transition to IFRS as adopted by the EU is mainly caused by the impairment for biological assets in Canada and Norway (in total EUR 20.0 million) which are treated as non-deductible expenses.

EXPLANATION OF MATERIAL ADJUSTMENTS TO THE COMBINED CASH FLOW STATEMENT FOR 2004

Bank overdrafts of EUR 6.8 million at 31 December 2004 and EUR 23.5 million at 1 January 2004 that are repayable on demand and form an integral part of Nutreco's cash management were classified as financing cash flows under Dutch GAAP and are reclassified as cash and cash equivalents under IFRS as adopted by the EU. The other material differences are due to the values of balance sheet positions under IFRS as adopted by the EU.

FINANCIAL INSTRUMENTS

In accordance with IFRS, the comparative information for IAS 32 and 39 are exempted for restatement. This comparative information is based on accounting principles generally accepted in the Netherlands.

As at 1 January 2005, the fair value of outstanding foreign exchange contracts amounts to EUR 0.2 million negative. This amount is recognised on the balance sheet as part of the trade and other payables.

The total fair value of the outstanding cross-currency interest rate derivatives as at 1 January 2005 amounts to EUR 4.2 million negative and is recognised on the balance sheet as part of the trade and other payables. These derivatives are used as hedge of net investments in foreign subsidiary. As a consequence, the fair value is contributed to the translation reserve per 1 January 2005.

The total fair value of the interest rate derivatives consists of a positive amount of EUR 0.1 million, which is recognised on the balance sheet as part of the trade and other receivables. The negative amount of EUR 3.6 million is recognised on the balance sheet as part of the trade and other payables.

For all the interest rate derivatives, cash flow hedges have been defined, so the effective part of the total fair value of EUR 3.4 million is contributed to the hedging reserve in equity.

COMPANY BALANCE SHEET

(EUR x million)	Note	31 December 2005	31 December 2004
Financial fixed assets	(4)	**431.2**	**183.5**
Current assets			
Receivables from group companies		338.4	414.9
Current financial assets	(5)	155.9	
Receivables from related parties		1.2	-
Cash and cash equivalents		0.6	-
		496.1	**414.9**
Total assets		**927.3**	**598.4**
Issued and paid-up share capital		8.3	8.2
Share premium account		332.3	331.2
Hedging reserve		-0.1	-
Retained earnings		184.3	112.8
Undistributed result		134.4	77.9
Translation reserve		39.0	-3.4
Shareholders' equity		**698.2**	**526.7**
Long-term debt	(6)	68.1	68.1
Short-term liabilities		5.1	3.6
Liability from group company		155.9	
Total liabilities		**229.1**	**71.7**
Total equity and liabilities		**927.3**	**598.4**

COMPANY INCOME STATEMENT

(EUR x million)	Note	2005	2004
Net result from group companies		86.2	74.4
Other net income	(7)	48.2	3.5
Net result		**134.4**	**77.9**

PRINCIPLES OF VALUATION AND INCOME DETERMINATION

(1) GENERAL

The company financial statements are part of the 2005 financial statements of Nutreco Holding N.V. With reference to the company income statement of Nutreco Holding N.V., use has been made of the exemption pursuant to section 402 of Book 2 of the Netherlands Civil Code.

(2) PRINCIPLES FOR THE MEASUREMENT OF ASSETS AND LIABILITIES AND THE DETERMINATION OF THE RESULT

For setting the principles for the recognition and measurement of assets and liabilities and determination of the result for its company financial statements, Nutreco Holding N.V. makes use of the option provided in section 2:362 (8) of the Netherlands Civil Code. This means that the principles for the recognition and measurement of assets and liabilities and determination of the result (hereinafter referred to as principles for recognition and measurement) of the company financial statements of Nutreco Holding N.V. are the same as those applied for the consolidated IFRS financial statements. Participating interests, over which significant influence is exercised, are stated on the basis of the equity method. These consolidated IFRS financial statements are prepared according to the standards laid down by the International Accounting Standards Board and adopted by the European Union (hereinafter referred to as IFRS). Please see pages 84-92 for a description of these principles.

The share in the result of participating interests consists of the share of Nutreco Holding N.V. in the result of these participating interests. Results on transactions, where the transfer of assets and liabilities between Nutreco Holding N.V. and its participating interests and mutually between participating interests themselves, are not incorporated insofar as they can be deemed to be unrealised.

(3) CHANGE IN ACCOUNTING POLICIES

As a result of the application of the accounting principles used in the consolidated financial statements to the company financial statements, Nutreco Holding N.V. has implemented a change in accounting policies. This change in accounting policies is the result of using the option in section 2:362 (8) of the Netherlands Civil Code. By making use of this option, reconciliation is maintained between the consolidated and the company shareholders' equity.

The company financial statements were previously prepared in compliance with the principles for recognition and measurement of assets and liabilities and determination of the result referred to in Part 9 of Book 2 of the Netherlands Civil Code. The change in accounting policies, which is treated retrospectively, has had an effect on the shareholders' equity and the result. The impact on the shareholders' equity as at 1 January 2004 and 31 December 2004 amounts to EUR -79.9 million and EUR -77.4 million. The impact on the total result for 2004 amounts to EUR 1.1 million positive.

For the purposes of comparison, the comparative figures have been adjusted on the basis of the changed accounting principles. The comparative figures have not been adjusted insofar as the change in accounting policies related to IAS 32 Financial Instruments: notes and presentation and IAS 39 Financial Instruments: treatment and measurement in connection with use of the exemption offered under IFRS 1. For more detailed information, please refer to note 32 on page 124 concerning the statement of the transition to IFRS.

(4) FINANCIAL FIXED ASSETS

(EUR x million)	Financial fixed assets
As at 1 January 2005	**183.5**
Additions	113.1
Net result from group companies	86.2
Net result from associates	46.3
Effect of movement in foreign exchange	2.1
As at 31 December 2005	**431.2**

(5) CURRENT FINANCIAL ASSETS

Current financial assets represents the shareholders' loan to the Marine Harvest joint venture. Refer to note 18 on page 108 of the consolidated financial statements.

(6) LONG-TERM DEBT

Long-term debt consist of the cumulative preference shares. Refer to note 22 on page 110 of the consolidated financial statements.

(7) OTHER NET INCOME

Other net income represents mainly the contribution of the Marine Harvest joint venture (EUR 46.3 million) and interest income from subsidiaries and associates.

(8) COMMITMENTS AND CONTINGENCIES

Guarantees as defined in Book 2, section 403 of the Netherlands Civil Code have been given by Nutreco Holding N.V. on behalf of several group companies in the Netherlands and filed with the Chamber of Commerce in 's Hertogenbosch. The liabilities of these companies to third parties and to investments in associates totalled EUR 102.3 million as at 31 December 2005 (2004: EUR 99.1 million).

(9) AVERAGE NUMBER OF EMPLOYEES

The Company did not employ any person in 2005.

Amersfoort, 25 April 2006
The Supervisory Board
The Executive Board

PROFIT APPROPRIATION

STATUTORY REGULATIONS CONCERNING APPROPRIATION OF PROFITS

Distribution of net profit according to the Articles of Association, as stipulated in Articles 27 and 28, can be summarised as follows:

Out of the profits made in the preceding financial year, first of all, if possible, 6.66% shall be distributed, on an annual basis, on the obligatory paid-up portion of the cumulative preference shares 'A'. Following the first reset of the dividend on 31 December 2003, this percentage will apply as long as the cumulative preference shares 'A' are outstanding up to 2010, unless as part of the intended renegotiation of the terms and conditions of the cumulative preference shares 'A' later in the year 2006, this percentage would also be renegotiated.

If, in the course of any financial year, an issue of cumulative preference shares 'A' has taken place, the dividend with respect to that financial year shall be reduced pro rata to the day of issue.

If the profits realised in any financial year should not be sufficient to pay the said percentage, the said percentage shall be paid from the reserves for as much as necessary, provided that such payment is not made out of the share 'A' premium account. If the free distributable reserves in any financial year are not sufficient to pay the said percentage, distributions in subsequent years shall apply only after the deficit has been recovered. No further distributions shall be made on the cumulative preference shares 'A'. If a write-down has taken place against the share 'A' premium account, the profits made in subsequent years shall first of all be allocated to compensate for the amounts written down.

Similar to cumulative preference shares 'A', cumulative preference shares 'D' and cumulative financing preference shares 'E', none of which have been issued, carry special rights in respect of the distribution of the net profit.

Of the profit remaining after payment to holders of preference shares 'A', 'D' and 'E', such amounts will be reserved as the Executive Board shall decide, subject to the approval of the Supervisory Board and subject to the adoption of the annual results at the Annual General Meeting of Shareholders.

The profit remaining after the provisions of the previous paragraphs have been met shall be at the free disposal of the General Meeting of Shareholders. In a tie vote regarding a proposal to distribute or reserve profits, the profits concerned shall be reserved.

The Company may distribute profits only if and to the extent that its shareholders' equity is greater than the sum of the paid and called-up part of the issued capital and the reserves which must be maintained by virtue of the law. Any distribution other than an interim dividend may be made only after adoption of the financial statements which show that they are justified.

The General Meeting of Shareholders shall be authorised to resolve, at the proposal of the Executive Board, which proposal shall be subject to the approval of the Supervisory Board, to make distributions to shareholders from the general reserves.

Interim dividends shall automatically be distributed on the cumulative preference shares 'A'. The Executive Board, subject to the approval of the Supervisory Board, may resolve to declare interim dividends on the other classes of shares, provided that interim dividends on the cumulative preference shares 'A' can be distributed.

Dividends are payable as from a date to be determined by the Supervisory Board. This date may differ for distributions on ordinary shares, cumulative preference shares 'A', cumulative preference shares 'D' and for distribution on the series cumulative financing preference shares 'E'. Dividends which have not been collected within five years of the start of the second day on which they became due and payable shall revert to the Company.

Subject to the approval of the Supervisory Board and after appointment of the General Meeting of Shareholders, the Executive Board shall be authorised to determine that a distribution on ordinary shares, in whole or in part, shall be made in the form of ordinary shares in the capital of the Company rather than cash, or that the holders of ordinary shares, wholly or partly, shall have the choice between distribution in cash or in the form of ordinary shares in the capital of the Company. Subject to the approval of the Supervisory Board, the Executive Board shall determine the conditions on which such a choice may be made. If the Executive Board is not appointed as the authorised body to resolve to issue such shares, the General Meeting of Shareholders will have the authority as mentioned hereinbefore on the proposal of the Executive Board and subject to the approval of the Supervisory Board.

PROPOSED DIVIDEND 2005

At the introduction of ordinary shares on Euronext (formerly the AEX Stock Exchange), the Company stated its dividend policy. This policy was explained at the Annual General Meeting of Shareholders of 13 May 2004 in compliance with the Code's best practices. The policy stated that an annual dividend of 30-35% of the result for the period attributable to the equity holders of Nutreco would be distributed in an interim and final dividend, which, subject to the provisions of the Articles of Association, was distributed in cash or in the form of ordinary shares at the shareholder's option.

The proposed dividend per ordinary share amounts to EUR 1.52 (2004: EUR 0.53), which equates to a payout ratio of 35% – excluding impairment and book results on divestments – of the result for the period attributable to the equity holders. Shareholders may opt to receive the dividend in cash or in shares. Shareholders wishing to receive the dividend in shares have from 23 May 2006 until close of trading on Euronext on 6 June 2006 to make their choice known. The dividend will be payable as from 13 June 2006. The stock dividend will be determined after close of business on 18 May 2006 on the basis of the closing price at that date and will be approximately equal to the cash dividend.

In connection with the realignment of its portfolio and its different risk profile, Nutreco will propose that the General Meeting of Shareholders on 18 May 2006 approve an amendment to the dividend policy. Under the current dividend policy, formulated at the time of Nutreco's flotation in 1997, the Company aims to distribute an annual dividend of 30-35% of the net profit attributable to ordinary shareholders. Nutreco will propose that this payout ratio be raised to 35-45%.

SPECIAL RIGHTS PROVIDED FOR BY THE ARTICLES OF ASSOCIATION

Special rights to holders of cumulative preference shares 'A'

Each share carries the right to cast one vote in the General Meeting of Shareholders. A number of special powers have been conferred on the holders of cumulative preference shares 'A' under the Articles of Association.
The prior approval of the meeting of holders of cumulative preference shares 'A' is needed before the General Meeting of Shareholders may pass a resolution to amend certain articles of the Articles of Association, to issue cumulative preference shares 'A', to appoint the Executive Board as the authorised board to issue cumulative preference shares 'A', to authorise the Executive Board to acquire shares in the Company's own capital and resolutions to reduce the issued share capital.

Stichting Continuïteit Nutreco (anti-takeover construction)

Nutreco Holding N.V. has a put option to place a number of cumulative preference shares 'D' of the Company with the 'Stichting Continuïteit Nutreco' (Foundation). In addition, the Foundation has a call option to acquire a number of cumulative preference shares 'D' in the Company. In both instances, such number may equal the total issued share capital before such issue minus any issued cumulative financing preference shares 'E' and purchased own shares.
The Foundation was organised to care for the interests of the Company, the enterprise connected therewith and all interested parties, such as shareholders and employees, by, among other things, preventing as much as possible influences which would threaten the continuity, independence and identity of the Company in a manner contrary to such interests. The Foundation is an independent legal entity and is not owned or controlled by any other legal entity.
The Board of the Foundation consists of: Mr J. Veltman (Chairman), Mr P. Barbas, Mr J. de Rooij, Prof J. Huizink and Mr C. van den Boogert. The Executive Board of Nutreco Holding N.V. and the Board of Stichting Continuïteit Nutreco hereby jointly declare that Stichting Continuïteit Nutreco is independent from Nutreco Holding N.V., as required in appendix X to the Listing Rules of Euronext Amsterdam N.V.

Cumulative financing preference shares 'E'

At the General Meeting of Shareholders of 19 May 2005, in accordance with the Articles of Association, the Executive Board was designated as the corporate body authorised for a period of eighteen months, and subject to the prior approval of the Supervisory Board, to issue and/or grant rights to subscribe for cumulative financing preference shares 'E' up to a nominal amount which, at the time of such issue or the granting of such rights, equals 30% of all the outstanding shares in the share capital of the Company, excluding the issued cumulative preference shares 'D'. Cumulative financing preference shares 'E' must be fully paid up upon issue. They only exist in registered form. No share certificates are issued for cumulative financing preference shares 'E'. Cumulative financing preference shares 'E' are intended to be issued by the Company for financing purposes.

INTRODUCTION

We have audited the financial statements of Nutreco Holding N.V., Boxmeer, for the year 2005 as set out on pages 79-133. These financial statements consist of the consolidated financial statements and the company financial statements. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION WITH RESPECT TO THE CONSOLIDATED FINANCIAL STATEMENTS

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the company as at 31 December 2005 and of the result and the cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code as far as applicable. Furthermore, we have established to the extent of our competence that the annual report is consistent with the consolidated financial statements.

OPINION WITH RESPECT TO THE COMPANY FINANCIAL STATEMENTS

In our opinion, the company financial statements give a true and fair view of the financial position of the company as at 31 December 2005 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code. Furthermore, we have established to the extent of our competence that the annual report is consistent with the company financial statements.

Eindhoven, 25 April 2006
KPMG ACCOUNTANTS N.V.
R.P. Kreukniet R.A.

10 YEARS OF NUTRECO INCOME STATEMENT

EUR x million	2005	2004 IFRS	2004 D-GAAP	2003	2002	2001	2000	1999	1998	1997	1996
Revenue	3,002	3,269	3,858	3,674	3,810	3,835	3,126	2,601	2,465	2,193	2,068
Raw materials	2,185	2,381	2,776	2,593	2,731	2,775	2,245	1,880	1,840	1,682	1,586
Gross margin	**817**	**888**	**1,082**	**1,081**	**1,079**	**1,060**	**881**	**721**	**625**	**511**	**482**
Personnel costs[3]	381	417	487	473	443	394	289	256	227	187	178
Amortisation expenses	3	6	6	5	6	5	1	-	-	-	-
Depreciation of property, plant and equipment	57	83	90	99	97	88	66	55	43	37	37
Other operating income and expenses[3]	248	276	378	386	394	396	389	313	273	219	210
Total operating expenses	**689**	**782**	**961**	**963**	**940**	**883**	**745**	**624**	**543**	**443**	**425**
Operating result before amortisation of goodwill (EBITA)	128	106	121	118	139	177	136	97	82	68	57
Amortisation of goodwill/impairment of long-lived assets	7	0	7	12	14	13	1	-	-	-	-
Operating result (EBIT)	**121**	**106**	**114**	**106**	**125**	**164**	**135**	**97**	**82**	**68**	**57**
Net financing costs	-17	-32	-27	-30	-38	-38	-13	-9	-11	-13	-34
Share in results of associates	48	4	4	-1	-	3	1	-	-	-	-
Result before tax	**152**	**78**	**91**	**75**	**87**	**129**	**123**	**88**	**71**	**55**	**23**
Taxation	-11	-22	-10	-15	-17	-31	-32	-22	-18	-13	-5
Result after tax	**141**	**56**	**81**	**60**	**70**	**98**	**91**	**66**	**53**	**42**	**18**
Result after tax from discontinued operations	-4	26									
Total result for the period	**137**	**82**	**81**	**60**	**70**	**98**	**91**	**66**	**53**	**42**	**18**
Dividend on cumulative preference shares	-	-	5	5	5	5	5	4	5	8	1
Minority interest	3	4	4	4	2	6	-	2	1	-	-
Result for the period attributable to equity holders of Nutreco	**134**	**78**	**72**	**51**	**63**	**87**	**86**	**60**	**47**	**34**	**17**
Number of employees as at year-end	6,993	12,408	12,408	12,763	13,442	12,934	10,990	9,185	6,631	5,742	5,401
Operating result (EBITA) as a % of revenue	4.3%	3.2%	3.1%	3.2%	3.6%	4.6%	4.3%	3.7%	3.3%	3.1%	2.8%
Turnover rate of weighted average capital employed[4]	2.8	3.9	3.9	3.2	3.0	3.2	4.9	5.4	6.9	6.4	6.0
Return (EBITA) on weighted average capital employed	11%	14%	11%	10%	10%	14%	20%	20%	23%	20%	17%
Interest cover	10.8	6.1	7.8	7.4	6.5	7.1	15.5	16.5	11.1	8.3	6.5[5]
Dividend	52	23	23	22	27	32	31	23	19	17	1

The 1996-2004 Dutch GAAP figures have not been restated to IFRS accounting standards. The differences mainly relate to pensions, other employee benefits, the recognition of goodwill and the netting of income tax receivables with income tax liabilities.

1 Figures based on continuing operations
2 Results 2003 before impairment
3 Comparative figures of personnel costs and other operating expenses not adjusted for the years 1996-2002
4 Revenue divided by average capital employed
5 Based on pro forma consolidated income statement for the year 1996

10 YEARS OF NUTRECO BALANCE SHEET

(EUR x million)	2005	2004 IFRS	2004 D-GAAP	2003	2002	2001	2000	1999	1998	1997	1996
Property, plant and equipment	287	470	474	515	552	576	444	347	264	236	219
Intangible assets	84	166	180	199	392	393	346	-	-	-	-
Financial non-current assets	553	96	76	54	46	42	28	13	9	12	15
Non-current assets	**924**	**732**	**730**	**768**	**990**	**1,011**	**818**	**360**	**273**	**248**	**234**
Inventories/biological assets	204	473	421	397	407	384	319	231	160	156	117
Financial current assets	156	-	-	-	-	-	-	-	-	-	-
Trade and other receivables	415	462	472	506	580	562	523	399	341	312	298
Cash and cash equivalents	90	137	136	32	32	41	31	28	124	68	43
Current assets	**865**	**1,072**	**1,029**	**935**	**1,019**	**987**	**873**	**658**	**625**	**536**	**458**
Total assets	**1,790**	**1,804**	**1,759**	**1,703**	**2,009**	**1,998**	**1,691**	**1,018**	**898**	**784**	**692**
Equity attributable to the equity holders of Nutreco	698	527	604	536	734	683	583	375	287	211	167
Minority interest	13	15	14	14	23	24	19	13	11	1	1
Total equity	**711**	**542**	**618**	**550**	**757**	**707**	**602**	**388**	**298**	**212**	**168**
Non-current portion of provisions/employee benefits	29	68	40	64	78	97	134	95	60	40	47
Interest bearing loans and borrowings	280	502	434	396	422	440	357	80	125	153	157
Other non-current liabilities	10	16	-	-	-	-	-	-	-	-	-
Non-current liabilities	**319**	**586**	**474**	**460**	**500**	**537**	**491**	**175**	**185**	**193**	**204**
Current interest-bearing loans and borrowings	166	11	11	28	43	79	40	37	20	6	9
Current portion of provisions/employee benefits	22	27	-	-	-	-	-	-	-	-	-
Other current liabilities	571	638	656	665	709	675	558	418	395	373	311
Current liabilities	**759**	**676**	**667**	**693**	**752**	**754**	**598**	**455**	**415**	**379**	**320**
Total equity & liabilities	**1,790**	**1,804**	**1,759**	**1,703**	**2,009**	**1,998**	**1,691**	**1,018**	**898**	**784**	**692**
Capital employed[1]	1,106	1,002	969	1,008	1,271	1,285	1,105	574	382	346	339
Net debt[2]	356	376	309	392	433	478	366	89	21	91	123
Current assets divided by non-interest bearing debt	1.49	1.64	1.62	1.45	1.44	1.46	1.57	1.57	1.58	1.44	1.47
Solvency ratio (equity of Nutreco divided by total assets)	39%	29%	34%	31%	37%	34%	34%	37%	32%	27%	24%
Net debt divided by equity of Nutreco	51%	71%	51%	73%	59%	70%	63%	24%	7%	43%	74%

The 1996-2004 Dutch GAAP figures have not been restated to IFRS accounting standards. The differences mainly relate to pensions, other employee benefits, the recognition of goodwill and the netting of income tax receivables with income tax liabilities.

[1] Total assets less cash and cash equivalents and non-interest-bearing current liabilities, except dividends payable

[2] Non-current interest-bearing loans and borrowings and current interest-bearing loans and borrowings less cash and cash equivalents

THE MANAGEMENT[1]

SUPERVISORY BOARD[2]

R. Zwartendijk – *Dutch (1939)*
Member of the Supervisory Board
Chairman
Appointed: 29 January 1999, reappointed at the AGM of 8 May 2003 for a period of four years expiring at the AGM of 2007

L.J.A.M. Ligthart – *Dutch (1938)*
Member of the Supervisory Board
Vice-Chairman
Appointed: 1 July 1997, reappointed at the AGM of 19 May 2005 for a period of four years expiring at the AGM of 2009

Y. Barbieux – *French (1938)*
Member of the Supervisory Board
Appointed: 13 May 1998, reappointed at the AGM of 23 May 2002 for a period of four years expiring at the AGM of 2006

J.M. de Jong – *Dutch (1945)*
Member of the Supervisory Board
Appointed: 28 August 2003 for a period of four years expiring at the AGM of 2007

J. Vink – *Dutch (1947)*
Member of the Supervisory Board
Appointed: 19 May 2005 for a period of four years expiring at the AGM of 2009

EXECUTIVE BOARD[3]

W. Dekker – *Dutch (1956)*
Chief Executive Officer

C.J.M. van Rijn – *Dutch (1947)*
Chief Financial Officer

J.B. Steinemann – *German (1958)*
Chief Operating Officer

BUSINESS MANAGEMENT

L.A. den Hartog – *Dutch (1955)*
R&D Director Animal Nutrition

V. Halseth – *Norwegian (1958)*
R&D Director Fish Feed

I. Løyning – *Norwegian (1956)*
Managing Director Skretting Salmon Feed
Managing Director Skretting Trout & Marine

K. Hidle – *Norwegian (1949)*
Controller Skretting Salmon Feed

J.P. McAllister – *Irish (1965)*
Controller Skretting Trout & Marine

J.M. Moreno Girón – *Spanish (1948)*
Managing Director Nutreco España Group

A.C. Martinez Aso – *Spanish (1961)*
Controller Nutreco España Group

J.G. Oskam – *Dutch (1956)*
Managing Director Trouw Nutrition International

H.J. Abbink – *Dutch (1961)*
Controller Trouw Nutrition International

R.M.A. van Noort – *Dutch (1960)*
Managing Director Euribrid

P.A.L. Moonemans – *Dutch (1959)*
Controller Euribrid

H.J. Elderink – *Dutch (1960)*
Managing Director Hendrix

H.A.H.M. Janssen – *Dutch (1966)*
Controller Hendrix

CORPORATE STAFF

R.J.W. Bakker – *Dutch (1959)*
Director Information Management

L.A.M. Claessens – *Dutch (1959)*
Corporate Controller

J.B.W. van Hooij – *Dutch (1953)*
Group Tax Manager

B. Kroon – *Dutch (1968)*
Group Audit Manager

F.A.C. van Ooijen – *Dutch (1958)*
Corporate Communications Director

J. Pullens – *Dutch (1968)*
Manager Investor Relations

J. Slootweg – *Dutch (1966)*
Group Treasurer

H.A.T.M Teunissen – *Dutch (1955)*
Corporate HSEQ Director

J.H. Velthuis – *Dutch (1956)*
Director Corporate Human Resources

T.W.C. Versteegen – *Dutch (1952)*
Manager Corporate Reporting and Accounting

B.H.M.J.J. Verwilghen – *Belgian (1952)*
Company Secretary
Director of Legal

[1] Situation as of 31 December 2005
[2] For other mandates, see 'Corporate governance' chapter on page 52
[3] For other mandates, see 'Corporate governance' chapter on page 52

INFORMATION ON NUTRECO SHARES

STOCK EXCHANGE LISTING

Since 5 June 1997, Nutreco has been listed at Euronext N.V. Amsterdam. Nutreco is included in the Amsterdam Midkap Index (AMX). As at 31 December 2005, the market capitalisation of Nutreco amounted to approximately EUR 1.3 billion.

As at year-end 2005, a total number of 34,868,682 shares had been issued. Of these shares, 341,091 are held in treasury by Nutreco. In 2005, a total of 386,050 shares were issued as stock dividend and 28,219 shares were issued for the employee share participation scheme. In addition, 32,404 shares were issued as a result of the exercise of share options by Nutreco employees.

SPREAD OF TOTAL NUMBER OF SHARES OUTSTANDING

Estimated % distribution of shares:

Netherlands	46
United Kingdom	20
United States & Canada	10
Norway	8
Spain	5
Germany	5
Other European countries	5
Other countries	1
	100

Institutional investors	85
Private investors	15
	100

DISCLOSURES UNDER THE DISCLOSURE OF MAJOR HOLDINGS IN LISTED COMPANIES ACT

Under the Dutch Disclosure of Major Holdings in Listed Companies Act, the Company received three disclosures. These disclosures were made by:

Fortis Utrecht N.V.	11.3%
ING Groep N.V.	10.01%
MaesInvest B.V.	9.1%

In addition, Nutreco has issued 6,241,500 cumulative preference shares 'A', which are not quoted on the stock exchange. These shares already existed prior to the flotation in 1997. MaesInvest B.V. holds 3,744,900 cumulative preference shares 'A' and 2,496,640 cumulative preference shares 'A' are held by shareholders of Fortis Utrecht N.V. No new cumulative preference shares 'A' were issued during the year under review.

MaesInvest B.V. currently holds an interest of 9.1% in the total issued capital of Nutreco Holding N.V.

INVESTOR RELATIONS (IR) POLICY

Nutreco's IR policy is aimed at informing (potential) shareholders timely and fully about the developments that are relevant to the Company in order to provide a faithful and clear picture of investment decisions involving Nutreco. As a listed company, Nutreco fulfils the obligation that all announcements are stated truthfully and are in line with all rules and obligations laid down by Euronext and the Netherlands Authority for the Financial Markets (AFM). Price-sensitive information is disseminated without delay through a press release. Anyone may register through the Nutreco website for receipt by e-mail of such press releases. Besides the financial results, the Company will also furnish the broadest possible information on its strategic choices and objectives and its CSR policy. Key documents for the provision of information are the Annual Report and the Corporate Social Responsibility Report. At the publication of the interim and annual figures, Nutreco will hold a press conference and an analyst meeting. These meetings, as well as the meetings of shareholders, can be monitored through webcast. In addition, Nutreco regularly features roadshows and takes part in seminars for institutional investors. Nutreco has also opted for regular interaction with its shareholders. These contacts help Nutreco to get a clear picture of their wishes and thoughts. Nutreco also observes a 'silent' period during which no roadshows and interviews with potential or current investors take place. For the annual figures, this period covers the eight-week term prescribed under the rules and regulations. For the interim figures, it covers the term from 1 July up to the day of publication of the interim figures. Relevant information for potential and current shareholders may be found on the Nutreco website under the link 'Investment Relations'. Direct questions of investors may be directed by e-mail to the Investor Relations department (ir@nutreco.com) or by telephone (+31 33 422 6112).

KEY FIGURES PER SHARE

EUR	2005 IFRS	2004 IFRS	2004	2003	2002	2001	2000	1999	1998
Total result for the period	3.90	2.29	2.13	-4.25	1.91	2.67	2.92	2.11	1.75
Total result for the period before amortisation of goodwill and impairment	4.25	2.29	2.23	1.91	2.32	3.06	2.96	2.11	1.75
Dividend	1.52	0.53	0.53	0.53	0.67	0.82	0.82	0.62	0.53
Payout[1]	35%	35%	35%	35%	35%	31%	31%	30%	30%
Shareholders' equity	20.22	15.45	15.78	14.02	20.07	18.89	16.11	10.68	8.03
Highest share price	38.35	30.80	30.80	24.40	39.83	56.60	57.70	40.80	36.50
Lowest share price	20.30	17.60	17.60	11.65	11.54	31.70	30.05	27.20	20.90
Closing price	37.31	20.23	20.23	21.78	17.79	35.90	56.60	30.65	33.58
Average number of shares outstanding *(x thousand)*	34,498	34,056	34,056	33,342	33,271	32,589	29,545	28,186	26,912
Number of shares outstanding *(x thousand)*	34,528	34,081	34,081	33,518	33,285	32,660	32,133	28,883	27,571
Market value at closing price[2] *(EUR x thousand)*	1,288.240	689,459	689,459	730,022	592,140	1,172.494	1,818.728	885,264	925,834

DIVIDEND

The proposed dividend per share amounts to EUR 1.52 (2004: EUR 0.53). The payout ratio amounts to 35% of the total result for the period attributable to equity holders of Nutreco excluding impairment and book profits on sales. In August, the Company already distributed an interim dividend of EUR 0.20. Following adoption by the General Meeting of Shareholders, the final dividend of EUR 1.32 may be distributed in shares or in cash at the shareholder's option. The stock dividend will be determined after the close of trading on 18 May 2006 on the basis of that day's closing price and will be equal to the cash dividend. Shareholders wishing to receive the dividend in shares may make their choice known from 23 May 2006 until the close of trading at Euronext on 6 June 2006. The dividend will be made payable from 13 June 2006.

[1] The payout ratio amounts to 35% of the total result for the period attributable to equity holders of Nutreco excluding book profits and impairment.

[2] Market value calculated on outstanding shares including shares held in treasury

As a result of the realignment of the Nutreco portfolio, Nutreco will propose a modification of the dividend policy at the next General Meeting of Shareholders on 18 May 2006. Nutreco's current dividend policy was formulated during the IPO in 1997. Nutreco aims to distribute an annual dividend amounting to 30-35% of the total result for the period attributable to equity holders of Nutreco. Nutreco will propose an increase in the payout ratio to 35-45%.

GENERAL MEETING OF SHAREHOLDERS

The General Meeting of Shareholders will be held at the NH Barbizon Palace Hotel, Amsterdam, on Thursday 18 May 2006, at 2.30 pm.

IMPORTANT DATES

16 February 2006	Publication of the annual results 2005
18 May 2006	General Meeting of Shareholders
	Determination of final stock dividend exchange ratio (after close of trading)
22 May 2006	Ex-dividend date
23 May to 6 June 2006	Option period
13 June 2006	Declared final dividend payable
1 August 2006	Publication of the half-year results 2006
	Determination of the interim stock dividend exchange ratio (after close of trading)
3 August 2006	Ex-dividend date
4 to 18 August 2006	Option period
24 August 2006	Declared interim dividend payable
15 February 2007	Publication of the annual results 2006
26 April 2007	General Meeting of Shareholders
7 August 2007	Publication of the half-year results 2007
	Determination of the interim stock dividend exchange ratio (after close of trading)

NUTRECO SHARE PRICE VERSUS AEX *(Jun. 1997 – 31 Dec. 2006)*


AEX (EUR)
Nutreco share (EUR)
1,200
1,100
1,000
900
800
700
600
500
400
300
200
60
50
40
30
20
10
NUTRECO SHARE
AEX
06-'97
01-'98
01-'99
01-'00
01-'01
01-'02
01-'03
01-'04
01-'05
01-'06

PARTICIPATIONS OF NUTRECO HOLDING N.V.

(AS AT 31 DECEMBER 2005)

NUTRECO ACTIVITIES CORPORATE

Belgium
Nutreco Belgium N.V. • Gent
Nutreco Capital N.V. • Gent

Curaçao
Nutreco Insurance N.V. • Willemstad

Germany
Nutreco Deutschland GmbH • Burgheim

France
Nutreco France S.A.S. • Vigny

Netherlands
Dinex B.V. • Bodegraven
Hendrix' Assurantiekantoor B.V. • Boxmeer
Hendrix Beleggingen International B.V. • Boxmeer
Hendrix International Investments B.V. • Boxmeer
De Körver B.V. • Boxmeer
Maasweide B.V. • Boxmeer
Nutreco B.V. • Boxmeer
Nutreco International B.V. • Boxmeer
Nutreco Nederland B.V. • Boxmeer
Pingo Poultry Products B.V. • Cuijk
Trouw International B.V. • Boxmeer

Spain
Nutreco España S.A. • Madrid
Nutreco Inversiones Internacionales S.A. • Madrid
Nutreco Servicios S.A. • Madrid

United Kingdom
Nutreco Limited • Wincham, Northwich
Trouw (UK) Pension Trust Limited • Wincham, Northwich

United States of America
Anchor USA Inc. • Delaware

Nutreco Holding N.V. is an international animal nutrition and fish feed company in aquaculture, with aggregate revenues totalling EUR 3,002.4 (2005). The company has a selective presence in the various stages of the fish and meat production chains. With this knowledge of the chains, Nutreco is able to create added value for its customers in about 80 countries in the world.

Nutreco's activities comprise compound feed (Hendrix and Nanta), speciality feed (Trouw Nutrition), fish feed (Skretting) and meat processing (Sada). Nutreco has 75 production plants in about 20 countries, with a workforce totalling approximately 7,000.

Nutreco Holding N.V. is quoted on the Official Market of Euronext Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.


nutreco

ACTIVITIES COMPOUND FEED

Nutreco makes a broad range of compound animal feeds, formulated to meet the nutritional needs of farm animals such as poultry, pigs and ruminants.

Nutreco feeds are made by the Hendrix companies in Belgium, Germany and the Netherlands and by the Nanta companies in Spain and Portugal. Networks of production sites, sales offices and dealers provide a strong presence in these markets. Nutreco feeds are widely recognised for their high quality and performance, value for money and for the technical service and strategic consultancy for customers, available as an integral part of every product.

Nutreco supplies a range of feed ingredients for pig and cattle farmers that prepare feed on the farm – a growing market with increasing professionalism in these sectors. The ingredients are by-products from the food and beverage industry.

Nutreco feeds include a range of specially prepared products suitable for organic farms as well as feeds for horses. Nutreco's horse feeds are formulated to match the nutritional needs in several horse lifestyles, from family horses to competition animals. They are sold both in Northwest Europe and on the Iberian Peninsula.

OF NUTRECO HOLDING N.V.

(AS AT 31 DECEMBER 2005)

Belgium
Buyse N.V. • Ingelmunster
Hendrix N.V. • Merksem
Nutreco Feed Belgium N.V. • Wingene

Germany
Hendrix UTD GmbH • Goch
Hendrix-Illesch GmbH • Bardenitz
PAVO Deutschland GmbH • Neuss

Netherlands
Hedimix B.V. • Boxmeer
Hendrix UTD B.V. • Boxmeer
Hengro B.V. • Boxmeer
Reudink Biologische Voeders B.V. • Vierlingsbeek
Stimulan B.V. • Boxmeer
UTD Zuid Limburg B.V., Lemiers • Gemeente Vaals • 25.00%
Wagemaker's Fouragehandel B.V. • Twisk

Portugal
Fábricas de Moagem do Marco S.A.
(FABRIMAR) • Marco de Canaveses
Nutreco Portugal SGPS Limitada • Marco de Canaveses

Spain
Agrovic Alimentación, S.A.• Barcelona
Aragonesa de Piensos, S.A. • Utebo (Zaragoza) • 23.98%
SOCODASA S.L. • Madrid • 34.96%


NANTA

Tunesia
Sociéte de Nutrition Animal (S.N.A.)

Ukraine
LLC Trouw Nutrition • Kiev

United Kingdom
Nordos (UK) Limited • Wincham, Northwich
Trouw Nutrition Limited • Wincham, Northwich
Trouw Nutrition (Northern Ireland) Limited • Belfast
Trouw Nutrition (UK) Limited • Wincham, Northwich

United States
Trouw Nutrition USA LLC • Highland, Illinois

Venezuela
Nanta de Venezuela C.A. • Aragua • 50,00%

P.R.C.
Trouw Nutrition Hunan Co. Ltd. • Xiangtan

PARTICIPATIONS OF NUTRECO HOLDING N.V.

(AS AT 31 DECEMBER 2005)

Brazil
Selko Latin America Ltda • Sao Paulo

Cyprus
Selko Mid-East Ltd. • Limasol

Denmark
Trouw Nutrition Denmark A/S • Vejen

Germany
Trouw Nutrition Deutschland GmbH • Burgheim

Egypt
Hendrix Misr S.A.E. • Cairo • 33.30%

France
Trouw Nutrition France S.A.S. • Vigny

Greece
Trouw Nutrition Hellas S.A. • Athens

Hungary
Agri Services Hungary Kft. • Budapest • 96.80%
Trouw Nutrition Hungary Kft. • Környe

Italy
Trouw Nutrition Italia S.p.A. • Bussolengo (VR)

Mauritius
N.A.I. Ltd. • Port Louis

Mexico
Institutio Internacional de Investigacion
Animal S.A. de C.V. • Gueretaro • 49.00%
Procesos Vitaminicos S.A. de C.V. • Monterrey • 51.00%
Técnica Analítica S.A. • Monterrey • 51.00%
Técnicas Nutricionales S.A. de C.V. • Monterrey • 51.00%
Trouw Nutrition Mexico S.A. de C.V. • Zapopan, Jalisco

Netherlands
Hifeed Russia B.V. • Boxmeer
Selko B.V. • Goirle
Trouw Nutrition Hifeed B.V. • Boxmeer
Trouw Nutrition International B.V. • Boxmeer
Trouw Nutrition Nederland B.V. • Putten

Poland
Trouw Nutrition Polska Sp. z o.o. • Grodzisk Mazowiecki

Portugal
Trouw Nutrition Portugal Lda. • Lisbon

Romania
Hifeed Romania Srl • Bucharest

Russian Federation
Trouw Nutrition c.i.s. • Moscow

Spain
Farm-O-San S.A. • Madrid
Trouw Nutrition España S.A. • Madrid

NUTRECO ACTIVITIES PREMIX AND SPECIALITY FEED

Trouw Nutrition International is the European leader in feed premixes and concentrates, feed specialities and nutritional services.

Premixes and concentrates are used in feeds at low volume but with high precision. They include vitamins, minerals and trace ingredients for compound feeds and petfoods.

Greenline™ premixes typify the approach of Trouw Nutrition. These highly effective combinations of natural ingredients provide a valuable alternative to antibiotic growth promoters, now banned from feeds. Other speciality products are feeds for vulnerable transition phases such as gestation and weaning. Milkiwean diets for young piglets, for example, minimise digestive disruption during the transfer from weaning to conventional pig feed. For ruminants, Minlink supplements provide animals with exactly the minerals they require, for optimal environmental performance.

The complete range of products and services offered by Trouw Nutrition companies is extensive and growing. It is supported by applied research at the Nutreco research centres and backed by Trouw Nutrition laboratory services.


Trouw Nutrition

NUTRECO ACTIVITIES FISH FEED

Nutreco's Skretting business is the world leader in fish feed. It has operating companies on five continents producing fish feed for aquaculture in more than 14 countries. These Skretting companies produce feeds for around 50 species of farmed fish, including Atlantic salmon and other salmon species. Skretting also produces sea bass, sea bream, turbot, tilapia, cod and halibut. The feeds offer advanced nutrition from hatching through to harvest and help ensure the farmed fish provide food products that are tasty and healthily nutritious. They are backed by technical service and support that help Nutreco's fish farming customers succeed in a competitive world.

Skretting has an unmatched track record of innovation. It was the first to produce dry feed for salmon, the first to use extruders in fish feed technology and the first in Europe to become an approved producer of organic fish feed. Skretting was the first fish feed business to fully understand the need for constant and significant levels of investment in research & development. This investment in the Nutreco Aquaculture Research Centre in Norway provides new concepts and products for customers.



PARTICIPATIONS OF NUTRECO HOLDING N.V.

(AS AT 31 DECEMBER 2005)

Australia
Gibson's Ltd. • Launceston, Tasmania
Tassal Ltd. • Hobart, Tasmania • 11.27%

Canada
Nutreco Canada Inc. • Toronto

Chile
Nutreco Chile S.A. • Santiago

Denmark
P/F Skretting Foroyar hf • Hvalvik
Skretting Dk AS • Ejstrupholm

France
Trouw France S.A.S. • Vervins

Ireland
Trouw Aquaculture Limited • Roman Island, Westport

Italy
Hendrix S.p.A. • Mozzecane (VR)

Japan
Skretting Co. Ltd. • Fukuoka

Norway
Centre for Aquaculture Competence AS • 33.00%
Hydrotech Gruppen AS • Kristiansund • 56.46%
Laksehuset AS • Brekke • 31.00%
Lofilab AS • 8.04%
L&K Karlsen Holding AS • Kristiansund • 34.00%
Nutreco Aquaculture Research Centre AS • Stavanger
Nutreco Support AS • Stavanger
Skretting AS • Oslo
Skretting Eiendom AS • Stavanger
Sunnhordland Sjøgard AS • Stord • 4.50%

Spain
Trouw España S.A. • Burgos

Turkey
Trouw Yem Ticaret Anonim Sirketi • Bodrum • 99.00%

United Kingdom
Trouw Aquaculture Limited • Invergordon
Trouw (UK) Limited • Wincham, Northwich

United States of America
Moore-Clark USA Inc. • Seattle, Washington

Sweden
T. Skretting AB Sweden • Stockholm

PARTICIPATIONS OF NUTRECO HOLDING N.V.

(AS AT 31 DECEMBER 2005)

Belgium
Hypor Belgium N.V. • Zulte • 50.00%

Brazil
Hybro Genetics Brasil Ltda • Sao Paulo

Canada
Hypor Inc. • Regina • 50.00%
Hypor L.P. • Regina • 50.00%
Nutreco Swine Ventures Inc. • Kitchener

Denmark
Hybro Denmark A/S • Billund

Germany
Heicam GmbH • Osten • 20.00%

Italy
Hypor Italia Srl • Manerbio • 30.00%

Mexico
Reproduccion Porcina de Occ. S.A. de C.V. • Guadalajara • 12.50%

Netherlands
Hybro B.V. • Boxmeer
Hybro Poultry Partners B.V. (in liquidation) • Boxmeer • 33.33%
Hypor B.V. • Boxmeer • 50.00%
Plumex B.V. • Boxmeer

Spain
Hypor España S.A. • Lugo • 47.44%

Sri Lanka
Fortune G-P Farms Ltd. • Colombo • 33.33%

United States of America
Genex Swine Group (USA) Inc. • 50.00%
Hybrid International Inc. • Delaware

NUTRECO ACTIVITIES MEAT

Sada is the Spanish market leader in chicken and chicken products. In this business, Nutreco has broiler production units throughout Spain supplying birds to the Sada processing plants. Feed for Sada poultry is produced by Nanta, the Nutreco feed company in Spain.

Sada markets chicken products to retailers, food service companies and food processing companies in Spain, the UK and elsewhere in Europe. Sada's Cuk chickens are produced from specially bred chickens that are raised on a special diet. They provide a superior quality food product for special occasions.


con piñones,

NUTRECO ACTIVITIES BREEDING

Nutreco's animal breeding activities are grouped under the Euribrid identity. Hybro is the company and brand name for Euribrid's broiler breeding activities. Hypor is the company and brand name for Euribrid's swine breeding activities and Hybrid is the company and brand name for Euribrid's turkey breeding activities.

All companies aim to breed the best balanced broiler, pig or turkey for meat characteristics, maintaining excellent reproduction traits at the same time. Euribrid provides specific breeding R&D and breeding ICT to all three companies as well as other shared services.

Euribrid refrains from transgenics and gene modification techniques. However, Euribrid breeding R&D works with the latest DNA marker technology to support classic quantitative breeding technology. Euribrid also supplies hatching eggs and day-old chicks for broilers and layers through its Plumex company.



PARTICIPATIONS OF NUTRECO HOLDING N.V.

(AS AT 31 DECEMBER 2005)

Netherlands
Hendrix Broilers B.V. • Boxmeer
Masterlab B.V. • Boxmeer

Spain
Granja Tamiko S.L. • Partida Garroferal • 10.38%
Grupo Sada p.a. S.A. • Madrid
Inga Food, S.A. • Madrid
Masa Proavic, S.A. • Vilanova i la Geltrú (Barcelona)
Nanta S.A. • Madrid
Piensos Nanfor S.A. • La Coruña • 50.00%
Piensos Nanpro S.A. • Segovia • 50.00%
Proaval S.A. • Valencia • 10.38%
Sada p.a. Andalucia, S.A. • Alcalá de Guadaira
Sada p.a. Canarias S.A. • Santa Cruz de Tenerife
Sada p.a. Castilla-Galicia, S.A. • Valladolid
Sada p.a. Catalunya S.A. • Lleida
Sada p.a. Valencia, S.A. • Sueca

Tunesia
Tunesia S.A. • 0.37%

PARTICIPATIONS OF NUTRECO HOLDING N.V.

(AS AT 31 DECEMBER 2005)

Netherlands
Marine Harvest N.V. • Amersfoort • 75.00%

NUTRECO ACTIVITIES MARINE HARVEST

Marine Harvest is the world's leading producer of farmed salmon. The company is also an important supplier of sea trout and undertakes initiatives in the farming of fish species.

Marine Harvest supplies to customers in the retail, food service and industry sectors. Its fish products are sold to customers in more than 70 countries. The product range also consists of convenience products that have been developed on the basis of customers' requirements and preferences.



Nutreco Holding N.V.
Prins Frederiklaan 4
P.O. box 299
3800 AG Amersfoort
The Netherlands
tel. (31) 33 422 6100
fax (31) 33 422 6101
www.nutreco.com

END